UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

Financial Statements
December 31, 2023

(A free translation of the original in Portuguese)

PETROBRAS
★ DRIELE ★

INDEX

PETROBRAS

2

STATEMENT OF FINANCIAL POSITION

PETROBRAS

December 31, 2023 and 2022 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
Assets	Notes	2023	2022	2023	2022

Cash and cash equivalents	8	61,613	41,723	2,562	3,627
Marketable securities	8	13,650	14,470	13,644	9,109
Trade and other receivables	14	29,702	26,142	77,757	87,396
Inventories	15	37,184	45,804	31,612	39,016
Recoverable income taxes	17	1,055	859	731	602
Other recoverable taxes	17	4,648	5,960	4,392	5,742
Others	21	7,603	9,271	10,253	11,651
		155,455	144,229	140,951	157,143
Assets classified as held for sale	31	1,624	18,823	2,053	19,365
Current assets		157,079	163,052	143,004	176,508

Trade and other receivables	14	8,942	12,729	8,099	10,912
Marketable securities	8	11,661	8,159	11,661	8,159
Judicial deposits	19	71,390	57,671	70,968	57,239
Deferred income taxes	17	4,672	4,342	−	−
Other recoverable taxes	17	21,861	19,715	21,516	19,349
Others	21	11,209	8,106	12,230	9,524
Long-term receivables		129,735	110,722	124,474	105,183
Investments	30	6,574	8,172	268,220	271,427
Property, plant and equipment	24	742,774	679,182	759,569	699,786
Intangible assets	25	14,726	15,581	14,563	15,426
Non-current assets		893,809	813,657	1,166,826	1,091,822

Total assets		1,050,888	976,709	1,309,830	1,268,330

		Consolidated		Parent Company
Liabilities	Notes	2023	2022	2023	2022

Trade payables	16	23,302	28,507	26,649	34,714
Finance debt	32	20,923	18,656	46,736	120,724
Lease liability	33	34,858	28,994	36,364	29,933
Income taxes payable	17	6,295	15,045	4,445	12,690
Other taxes payable	17	20,168	15,906	19,669	15,576
Dividends payable	34	17,134	21,762	16,947	21,751
Provision for decommissioning costs	20	9,837	−	9,661	−
Employee benefits	18	14,194	11,555	13,274	10,896
Others	21	14,596	15,660	12,252	13,384
		161,307	156,085	185,997	259,668
Liabilities related to assets classified as held for sale	31	2,621	7,646	2,621	7,646
Current liabilities		163,928	163,731	188,618	267,314

Finance debt	32	118,508	137,630	346,419	315,417
Lease liability	33	128,773	95,423	133,240	102,227
Income taxes payable	17	1,446	1,578	1,409	1,538
Deferred income taxes	17	52,820	35,220	59,000	42,511
Employee benefits	18	75,421	55,701	74,009	54,761
Provisions for legal proceedings	19	16,000	15,703	14,855	14,609
Provision for decommissioning costs	20	102,493	97,048	102,167	96,552
Others	21	9,159	10,290	9,672	10,807
Non-current liabilities		504,620	448,593	740,771	638,422
Current and non-current liabilities		668,548	612,324	929,389	905,736

Share capital (net of share issuance costs)	34	205,432	205,432	205,432	205,432
Capital reserve and capital transactions		(538)	3,102	(322)	3,318
Profit reserves	34	159,171	128,562	158,955	128,346
Accumulated other comprehensive (deficit)		16,376	25,498	16,376	25,498
Attributable to the shareholders of Petrobras		380,441	362,594	380,441	362,594
Non-controlling interests	30	1,899	1,791	−	−
Equity		382,340	364,385	380,441	362,594

Total liabilities and equity		1,050,888	976,709	1,309,830	1,268,330

The notes form an integral part of these financial statements.

3

STATEMENT OF INCOME

PETROBRAS

December 31, 2023 and 2022 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2023	2022	2023	2022

Sales revenues	9	511,994	641,256	494,372	613,334
Cost of sales	10	(242,061)	(307,156)	(241,098)	(298,009)
Gross profit		269,933	334,100	253,274	315,325

Income (expenses)
Selling expenses	10	(25,163)	(25,448)	(25,114)	(27,113)
General and administrative expenses	10	(7,952)	(6,877)	(6,688)	(5,676)
Exploration costs	27	(4,892)	(4,616)	(4,887)	(3,753)
Research and development expenses		(3,619)	(4,087)	(3,619)	(4,089)
Other taxes		(4,444)	(2,272)	(3,391)	(1,873)
Impairment (losses) reversals, net	26	(13,111)	(6,859)	(12,950,)	(6,804)
Other income and expenses, net	11	(19,930)	9,023	(18,791)	10,532
		(79,111)	(41,136)	(75,440)	(38,776)

Income before finance income (expenses), results in equity-accounted investments and income taxes		190,822	292,964	177,834	276,549

Net finance income (expense):	12	(11,861)	(19,257)	(24,679)	(29,356)
Finance income		10,821	9,420	10,790	9,972
Finance expense		(19,542)	(18,040)	(33,884)	(29,762)
Foreign exchange gains (losses) and inflation indexation		(3,140)	(10,637)	(1,585)	(9,566)
Results in equity-accounted investments	30	(1,480)	1,291	19,814	23,663
Net income before income taxes		177,481	274,998	172,969	270,856

Income taxes	17	(52,315)	(85,993)	(48,363)	(82,528)

Net income of the year		125,166	189,005	124,606	188,328
Attributable to:
Shareholders of Petrobras		124,606	188,328	124,606	188,328
Non-controlling interests		560	677	−	−
Net income of the year		125,166	189,005	124,606	188,328
Basic and diluted earnings per weighted-average of common and preferred share (in R$)	34	9.57	14.44	9.57	14.44

The Notes form an integral part of these Financial Statements.
4

STATEMENT OF COMPREHENSIVE INCOME

PETROBRAS

December 31, 2023 and 2022 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2023	2022	2023	2022
Net income for the year		125,166	189,005	124,606	188,328

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans	18	(17,552)	(8,297)	(17,260)	(8,228)
Deferred income tax		1,341	1,109	1,341	1,119
		(16,211)	(7,188)	(15,919)	(7,109)

Share of other comprehensive income in equity-accounted investments		−	−	(278)	(79)

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity		22,410	28,359	22,410	28,359
Reclassified to the statement of income		18,846	25,174	18,371	24,832
Deferred income tax		(14,027)	(18,201)	(13,866)	(18,085)
	35	27,229	35,332	26,915	35,106
Translation adjustments (1)
Recognized in equity		(21,461)	(18,366)	(21,460)	(18,364)
		(21,461)	(18,366)	(21,460)	(18,364)

Share of other comprehensive income (loss) in equity-accounted investments
Recognized in equity	30	1,306	1,162	1,620	1,388
		1,306	1,162	1,620	1,388

Other comprehensive income (loss)		(9,137)	10,940	(9,122)	10,942

Total comprehensive income		116,029	199,945	115,484	199,270
Comprehensive income attributable to:
Shareholders of Petrobras		115,484	199,270	115,484	199,270
Non-controlling interests		545	675	−	−
Total comprehensive income		116,029	199,945	115,484	199,270
(1) Includes, in the Consolidated, the effect of R$1,154, debtor (effect of R$774, debtor, on December 31, 2022), referring to affiliates and joint ventures.
The notes form an integral part of these financial statements.

5

STATEMENT OF CASH FLOWS

PETROBRAS

December 31, 2023 and 2022 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2023	2022	2023	2022
Cash flows from operating activities
Net income for the year		125,166	189,005	124,606	188,328
Adjustments for:
Pension and medical benefits	18	7,695	6,333	7,494	6,187
Results of equity-accounted investments	30	1,480	(1,291)	(19,814)	(23,663)
Depreciation, depletion and amortization	37	66,204	68,202	69,609	71,377
Impairment of assets (reversals), net	26	13,111	6,859	12,950,	6,804
Inventory write-down (write-back) to net realizable value	15	(40)	57	−	−
Allowance (reversals) for credit loss on trade and other receivables, net		205	331	202	542
Exploratory expenditure write-offs	27	2,087	3,584	2,087	2,740
Gain on disposal/write-offs of assets	11	(6,511)	(5,883)	(5,776)	(4,944)
Foreign exchange, indexation and finance charges		12,707	22,956	21,176	29,420
Income taxes	17	52,315	85,993	48,363	82,527
Revision and unwinding of discount on the provision for decommissioning costs		10,132	3,858	10,106	3,838
Results from co-participation agreements in bid areas	11	(1,399)	(21,660)	(1,399)	(21,651)
Early termination and cash outflows revision of lease agreements		(2,086)	(3,217)	(2,174)	(3,227)
Losses with legal, administrative and arbitration proceedings, net	11	3,982	7,011	3,467	6,564
Decrease (Increase) in assets
Trade and other receivables		672	1,891	(73,648)	(73,707)
Inventories		7,926	(6,029)	7,245	(4,881)
Judicial deposits		(8,663)	(8,844)	(8,623)	(8,671)
Other assets		1,619	(1,675)	1,713	(2,485)
Increase (Decrease) in liabilities
Trade payables		(4,741)	(2,223)	(7,182)	2,415
Other taxes payable		(2,363)	(12,903)	(799)	(12,877)
Pension and medical benefits		(4,617)	(11,035)	(4,596)	(11,017)
Provisions for legal proceedings		(2,927)	(1,956)	(2,559)	(1,804)
Other employee benefits		1,726	(808)	1,468	(798)
Provision for decommissioning costs		(4,491)	(3,123)	(4,457)	(3,121)
Other liabilities		(2,781)	(876)	(2,854)	(938)
Income taxes paid		(50,712)	(59,147)	(49,494)	(58,237)
Net cash provided by operating activities		215,696	255,410	127,111	168,721
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(60,315)	(49,656)	(60,002)	(56,211)
Acquisition of equity interests		(120)	(138)	463	326
Proceeds from disposal of assets – Divestment		18,232	24,815	18,215	24,953
Financial compensation from co-participation agreements		2,032	35,769	2,032	35,769
Divestment (Investment) in marketable securities (1)		237	(17,072)	11,175	13,719
Dividends received (2)		439	1,905	2,007	4,109
Net cash (used in) provided by investing activities		(39,495)	(4,377)	(26,110)	22,665
Cash flows from financing activities
Changes in non-controlling interest		(14)	347	−	−
Financings and loans operations, net:
Proceeds from finance debt	32	10,716	15,156	124,844	135,610
Repayment of principal - finance debt	32	(21,080)	(47,337)	(71,686)	(88,497)
Repayment of interest - finance debt (2)	32	(9,900)	(9,664)	(21,118)	(14,287)
Repayment of lease liability	33	(31,335)	(28,049)	(32,537)	(29,315)
Dividends paid to Shareholders of Petrobras	34	(97,925)	(194,200)	(97,925)	(194,200)
Share repurchase program	34	(3,644)	−	(3,644)	−
Dividends paid to non-controlling interests		(253)	(409)	−	−
Net cash used in financing activities		(153,435)	(264,156)	(102,066)	(190,689)
Effect of exchange rate changes on cash and cash equivalents		(2,876)	(3,636)	−	−
Net change in cash and cash equivalents		19,890	(16,759)	(1,065)	697
Cash and cash equivalents at the beginning of the period		41,723	58,482	3,627	2,930
Cash and cash equivalents at the end of the period		61,613	41,723	2,562	3,627
(1) In the parent company, it includes values referring to changes in investments in FIDC-NP receivables.
(2) The company classifies dividends/interest received and interest paid as cash flow from investing activities and cash flow from financing activities, respectively.
The notes form an integral part of these financial statements.

6

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

December 31, 2023 and 2022 (In millions of reais, unless otherwise indicated)

			Accumulated other comprehensive income				Profit reserves
	Share capital (net of share issuance costs)	Capital reserve, capital transactions and treasury shares	Cumulative translation adjustment	Actuarial losses on defined benefit pension plans	Cash flow hedge – highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Proposed additional dividends	Retained earnings	Equity attributable to the shareholders of Petrobras	Non-controlling interests	Consolidated Shareholders’ Equity
	205,432	3,313	119,670	(20,057)	(81,590)	(3,467)	25,509	8,611	3,559	89,029	37,320	−	387,329	2,252	389,581
Balance at January 1, 2022	205,432	3,313				14,556					164,028	−	387,329	2,252	389,581
Capital transactions	−	5	−	−	−	−	−	−	−	−	−	−	5	(777)	(772)
Net income	−	−	−	−	−	−	−	−	−	−	−	188,328	188,328	677	189,005
Other comprehensive income	−	−	(18,364)	(7,188)	35,332	1,162	−	−	−	−	−	−	10,942	(2)	10,940
Expired unclaimed dividends	−	−	−	−	−	−	−	−	−	−	−	55	55	−	55
Appropriations:
Additional dividends approved at General Shareholders’ Meeting of 2022	−	−	−	−	−	−	−	−	−	−	(37,320)	−	(37,320)	−	(37,320)
Transfer to reserves	−	−	−	−	−	−	9,417	1,027	2,385	−	−	(12,829)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	(47,006)	35,815	(175,554)	(186,745)	(359)	(187,104)
Balance at December 31, 2022	205,432	3,318	101,306	(27,245)	(46,258)	(2,305)	34,926	9,638	5,944	42,023	35,815	−	362,594	1,791	364,385
	205,432	3,318				25,498					128,346	−	362,594	1,791	364,385

Balance at January 1, 2023	205,432	3,318	101,306	(27,245)	(46,258)	(2,305)	34,926	9,638	5,944	42,023	35,815	−	362,594	1,791	364,385
Treasury shares	−	(3,644)	−	−	−	−	−	−	−	−	−	−	(3,644)	−	(3,644)
Capital transactions	−	4	−	−	−	−	−	−	−	−	−	−	4	(16)	(12)
Net income	−	−	−	−	−	−	−	−	−	−	−	124,606	124,606	560	125,166
Other comprehensive income	−	−	(21,460)	(16,197)	27,229	1,306	−	−	−	−	−	−	(9,122)	(15)	(9,137)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	−	−	−	33	33	−	33
Appropriations:
Additional dividends approved at General Shareholders’ Meeting of 2023	−	−	−	−	−	−	−	−	−	−	(35,815)	−	(35,815)	-	(35,815)
Transfer to reserves	−	−	−	−	−	−	6,160	44,505	1,555	−	−	(52,220)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	14,204	(72,419)	(58,215)	(421)	(58,636)
Balance at December 31, 2023	205,432	(322)	79,846	(43,442)	(19,029)	(999)	41,086	54,143	7,499	42,023	14,204	−	380,441	1,899	382,340
	205,432	(322)				16,376					158,955	−	380,441	1,899	382,340
The notes form an integral part of these financial statements

7

STATEMENT OF ADDED VALUE

PETROBRAS

December 31, 2023 and 2022 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2023	2022	2023	2022
Income
Sales of products, services provided and other revenues	633,892	778,568	612,956	746,909
Allowance (reversals) for credit loss on trade and other receivables, net	(205)	(331)	(202)	(542)
Revenues related to construction of assets for own use	60,997	41,433	60,307	40,513
	694,684	819,670	673,061	786,880
Inputs acquired from third parties
Materials consumed and products for resale	(96,049)	(148,429)	(83,773)	(136,907)
Materials, power, third-party services and other operating expenses	(106,402)	(74,930)	(114,271)	(73,511)
Tax credits on inputs acquired from third parties	(36,760)	(45,712)	(38,792)	(48,086)
Impairment of assets (reversals), net	(13,111)	(6,859)	(12,950)	(6,804)
Inventory write-down to net realizable value (market value)	40	(57)	−	−
	(252,282)	(275,987)	(249,786)	(265,308)
Gross added value	442,402	543,683	423,275	521,572
Depreciation, depletion and amortization	(76,020)	(75,121)	(79,425)	(78,296)
Net added value produced by the Company	366,382	468,562	343,850	443,276
Transferred added value
Share of profit of equity-accounted investments	(1,480)	1,291	19,814	23,663
Finance income	10,821	9,420	10,790	9,972
Rents, royalties and others	3,024	3,772	5,550	6,299
	12,365	14,483	36,154	39,934
Total added value to be distributed	378,747	483,045	380,004	483,210

Distribution of added value

Personnel and officers
Direct compensation
Salaries	17,382	15,545	15,501	13,723
Profit sharing	2,924	678	2,885	647
Variable compensation	2,119	2,855	1,687	2,666
	22,425	19,078	20,073	17,036
Benefits
Short-term benefits	2,045	952	1,714	774
Pension plan	4,609	4,617	4,485	4,495
Medical plan	4,594	3,465	4,342	3,281
	11,248	9,034	10,541	8,550
FGTS	1,222	1,079	1,123	987
	34,895	29,191	31,737	26,573
Taxes
Federal (1) (2)	132,688	180,123	128,503	177,118
State	47,649	41,040	47,008	39,932
Municipal	698	815	187	295
Abroad (1)	2,665	2,858	−	−
	183,700	224,836	175,698	217,345
Financial institutions and suppliers
Interest, and exchange and indexation charges	29,106	33,951	41,893	44,560
Rental and leases	5,880	6,062	6,070	6,404
	34,986	40,013	47,963	50,964
Shareholders
Dividends	52,918	155,965	52,918	155,965
Interest on capital	19,501	19,589	19,501	19,589
Non-controlling interests	560	677	−	−
Profit retention	52,187	12,774	52,187	12,774
	125,166	189,005	124,606	188,328
Added value distributed	378,747	483,045	380,004	483,210
(1) Includes production taxes. (2) As of December 31, 2023 and 2022, includes amounts referring to deferred income tax and social contribution as per Note 17.1.
The notes form an integral part of these financial statements
8

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
1.	The Company and its operations

Petróleo Brasileiro SA – Petrobras, hereinafter referred to as “Petrobras” or “company”, is a mixed capital company, under the control of the Federal Government, with an indefinite term, governed by the rules of private law - in general - and, specifically, by the Law No. 6,404, of December 15, 1976 (Brazilian Corporation Law), by Law No. 13,303, of June 30, 2016 (State-owned Companies' Legal Statute), by Decree No. 8,945, of December 27, 2016, and by its Bylaws.

Petrobras’ shares are listed on the Brazilian stock exchange (B3) in the Level 2 Corporate Governance special listing segment and, therefore, the Company, its shareholders, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3). These Regulations shall prevail over the statutory provisions, in the event of prejudice to the rights of the recipients of public offerings provided for in the Company's Bylaws, except in certain cases, due to a specific rule.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly-owned subsidiaries, controlled companies, alone or through joint ventures with third parties, in Brazil or abroad.

The economic activities linked to its corporate purpose will be developed by the company, in a free competition with other companies, according to market conditions, observing the other legal principles and guidelines, such as the Petroleum Law (Law No. 9,478/97) and the Gas Law (Law nº 14.134/21). However, Petrobras may have its activities, as long as they are in line with its corporate purpose, guided by the Union, in order to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy, when:

I – established by law or regulation, as well as under agreements provisions with a public entity that is competent to establish such obligation, abiding with the broad publicly stated of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner.

In this case, the Company’s Investment Committee and Minority Shareholders Committee will evaluate and measure the difference between market conditions and the operating result or economic return of the obligation assumed by the company, in such a way that the Union compensates, for each fiscal year, the difference between market conditions and the operating result or economic return of the assumed obligation.

1.1. Highlights of the year

Petrobras presented positive operational and financial results in 2023, generating value for society and its shareholders. The debt was within the gross debt level established in the Strategic Plan 2023-2027 (SP 23-27), reaching US$62.6 billion.

Oil and gas production in 2023 was 2.78 million barrels of oil equivalent per day (boed), exceeding the target established in SP 23-27. The main factors that resulted in this operational performance were: i) entry into operation of four new platforms - FPSO Anna Nery (revitalization of the Marlim and Voador fields), FPSO Almirante Barroso (Búzios field), FPSO Anita Garibaldi (revitalization of the Marlim and Voador fields) and FPSO Sepetiba (Mero field); and ii) reaching the maximum oil production capacities of the P-71 platforms (Itapu field), the FPSO Guanabara (Mero field) and the FPSO Almirante Barroso (Búzios field).

9

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2023, according to SEC - Securities and Exchange Commission criteria, the company maintained the trajectory of significant addition of reserves, focusing on profitable assets and aligned with the search for a fair energy transition. The incorporation occurred mainly due to the good performance of the assets, with emphasis on the Búzios, Tupi and Atapu fields, in the Santos Basin, and the declaration of commerciality of the non-operated Raia Manta and Raia Pintada fields, in the Campos Basin. There were no relevant changes in reserves resulting from changes in the price of oil (more details in Additional Information on Oil and Natural Gas Exploration and Production Activities – Unaudited).

Petrobras also estimates reserves according to the ANP/SPE criteria (National Agency for Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers). As of December 31, 2023, proven reserves according to this criterion reached 11.1 billion barrels of oil equivalent. The main differences between the two criteria are detailed in note 4.1.

The increase in cash in the year was mainly due to the cash provided by operational activities, proceeds from disposal of assets - divestment (note 31) and proceeds from finance debt (note 32). Partially offset by the acquisition of PP&E and intangible assets (notes 24 and 25), amortization of financing and leases (notes 32 and 33), in addition to the payment of dividends and share repurchase program (note 34).

10

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In portfolio management, some divestments, carried out throughout 2022, were concluded during 2023, with the sale of Petrobras' entire interest: Albacora Leste field, Polo Norte Capixaba, Polo Potiguar, Polo Golfinho and Polo Camarupim (note 31), in addition to receipts from sales made in previous years, especially receipts conditioned on contractual clauses involving the value of Brent.

The Board of Directors approved the review of the shareholder remuneration policy in July 2023, including the possibility of share repurchase program. In August 2023, the Board of Directors approved the share repurchase program to remain in treasury with subsequent cancellation, without reducing share capital. In November 2023, the Extraordinary General Meeting approved the creation of the statutory capital remuneration reserve (note 34). In this context, the proposal for the allocation of the result to be submitted for deliberation at the 2024 Extraordinary General Meeting, which considers the distribution of dividends for the 2023 financial year, is in line with the shareholder remuneration policy.

The financial strategy of the new Strategic Plan 2024-2028 (SP 24-28) has, among its objectives, a focus on capital discipline and the commitment to keeping the company's debt under control, respecting governance and delivering value to shareholders through dividends and share repurchase programs. The debt target of less than US$65 billion and reference cash of US$8 billion are references for the company's financial strategy (notes 7 and 32).

11

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The review of the economic, financial and operational assumptions of SP 24-28, which includes the project portfolio and reserve estimates, supported the recoverability tests for the 2023 fiscal year (note 26).

In 2023, there were new disputes relating to compensation requests not approved by the Federal Revenue Service and the collection of federal taxes on transfer prices in charter contracts, as well as the reclassification of individual and collective actions that discuss topics related to supplementary pension plans managed by Petros, previously considered a remote loss. These processes were considered possible losses by internal legal advisors and Management judgments (note 19).

The annual review of actuarial liabilities with post-employment benefit plans reflects in particular a significant increase in the estimate of future medical costs and a review of the discount rate, with no effect on the income statement of the year (note 18).

12

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The increase in the provision for decommissioning costs in the year reflects the annual review of technical assumptions and decommissioning planning, in addition to the assessment of the economic cut-off year for the concessions (note 20).

Petrobras considers climate change in its capital expenditure decisions and, in this context, also assesses risks arising from such changes. These risks are considered in Strategic Planning, whose assumptions are used in various accounting estimates: asset impairment test, provision for decommissioning areas, future exports used in hedge accounting and useful lives of property, plant and equipment and intangible assets. Information about the climate changes and its potential effects on the financial statements is described in note 5.

The wealth generated by the company in 2023, in the amount of R$378 billion (R$483 billion in 2022), was distributed as follows:

In addition, our financial statements in US dollars, which are converted based on CPC 02 – “Effects of changes in exchange rates and translation of financial statements”, equivalent to IAS 21 – Effects of Changes in Exchange Rates, are also issued and filed. The table below presents the main information in millions of dollars:

13

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2023	2022
Sales revenues	102,409	124,474
Gross profit	53,974	64,988
Income before finance income (expenses), results in equity-accounted investments and income taxes	38,033	57,114
Net income for the year – Petrobras’ shareholders	24,884	36,623
Cash and cash equivalentes	12,727	7,996
Property, plant and equipment	153,424	130,169
Finance debt and leases – current and non-current	62,600	53,799
Shareholders’ equity	78,975	69,836
Cash flow from operating activities	43,212	49,717
Cash flow from investing activities	(7,955)	(432)
Cash flow from financing activities	(30,700)	(51,453)

2.	Basis of preparation and presentation of financial statements

The consolidated and individual (Parent Company) financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and with the pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) that were released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

All relevant information related to financial statements, and only them, are presented and corresponds to the information used by the Company’s Management.

The consolidated and individual financial statements have been prepared under the historical cost convention, except when otherwise indicated.

In preparing these financial statements, Management used judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The relevant estimates and judgments that require a higher level of judgment and complexity are disclosed in note 4.

The Company's Board of Directors, at a meeting held on March 7th, 2024, authorized the disclosure of these financial statements.

2.1.	Statement of added value

Brazilian corporate law requires publicly-held companies to prepare a Value Added Statement and disclose it as an integral part of the set of financial statements. These statements were prepared in accordance with CPC 09 - Value Added Statement, approved by CVM Resolution 117/22. IFRS does not require the presentation of this statement.

s

The purpose of this statement is to present information relating to the wealth created by the Company and how it has been distributed.

2.2.	Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real, which is the currency of its primary economic environment of operation. The functional currency of the direct controlled entities that operate in the international economic environment is the U.S. dollar.

The statements of income and cash flow of investees, with a functional currency other than the Parent Company, are converted into reais at the average monthly exchange rate, assets and liabilities are translated at the final rate and other items of shareholders' equity are converted at the historical rate.

Exchange variations on investments in subsidiaries and affiliates, with a functional currency different from the Parent Company, are recorded in shareholders' equity, as a cumulative translation adjustment, and are transferred to the statement of income when investments are sold.

14

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
3.	Material accounting policies

For a better understanding of the recognition and measurement basis applied in the preparation of the financial statements, the accounting practices are presented in the respective explanatory notes that deal with the topics of their applications.

4.	Key estimates and judgements

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions. Next is presented key judgments and the main sources of estimation uncertainty with a significant risk of causing material adjustments to the Company's key accounting estimates over the next fiscal year.

4.1.	Recognition of exploration costs and oil and natural gas reserves estimates

After obtaining the legal rights to explore a specific area, the Company uses the successful efforts method to recognize costs incurred in connection with the exploration and evaluation of mineral resources, before demonstrating technical and commercial feasibility of extracting those resources. This method requires a direct relationship between costs incurred and mineral resources for these costs to be characterized as assets. The types of exploration costs and their respective recognition are presented in note 27.

The moment in which the technical and commercial feasibility of extracting a mineral resource is determined requires management judgments. An internal commission of technical executives of the Company periodically reviews the conditions of each well, by analysis of geological, geophysical and engineering data, as well as economic conditions, operating methods and government regulations.

The Company considers that the technical and commercial feasibility of a mineral resource can be demonstrated when the project has all the necessary information to characterize the reservoir as a proved reserve. Costs associated with non-commercial mineral resources are recognized as expenses in the period when identified.

According to the definitions prescribed by the SEC, proved oil and natural gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically feasible from a given date, from known reservoirs and under existing economic conditions, operating methods and government regulation.

The Company also determines reserves according to the criteria of the ANP/SPE (National Agency for Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers). The main differences between these criteria and the SEC criterion are related to the use of different economic assumptions and the possibility of considering as reserves, in the ANP/SPE criteria, the volumes expected to be produced beyond the concession contract expiration date in fields in Brazil, according to the ANP technical reserves regulations.

4.2.	Impairment testing
4.2.1.	Sources of estimation uncertainty related to impairment testing

Impairment testing involves uncertainties mainly related to: (a) the average Brent prices and to the Brazilian real/U.S. dollar average exchange rate, whose estimates are relevant to virtually all of the Company's operating segments; (b) discount rates; and (c) estimated proved and probable reserves (according to the criteria established by the ANP/SPE). A significant number of interdependent variables are derived from these key assumptions and there is a high degree of complexity in their application in determining value in use for impairment testing.

A sensitivity analysis for assets or CGUs most sensitive to future impairment losses or reversals in the next year is presented in note 26.

Average Brent prices and average exchange rate

The markets for crude oil and natural gas have a history of significant price volatility and, although prices can drop or increase precipitously, industry prices over the long term tends to continue being driven by market supply and demand fundamentals.

15

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Brent prices and exchange rate projections are derived from the Strategic Plan and are consistent with market evidence, such as independent macro-economic forecasts, industry analysts and experts. Backtesting analysis and feedback processes in order to continually improve forecast techniques are also performed.

The Company’s oil price forecast model is based on a nonlinear relationship between variables reflecting market supply and demand fundamentals. This model also takes into account other relevant factors, such as the effects of the Organization of the Petroleum Exporting Countries (OPEC) decisions on the oil market, industry costs, idle capacity, oil and gas production forecasted by specialized firms, and the relationship between the oil price and the Brazilian Real/U.S. dollar exchange rate.

The process of projecting Brazilian Real/U.S. dollar exchange rate is based on econometric models that consider long-term assumptions involving observable inputs, such as commodity prices, country risk, interest rates in the U.S. and the value of the U.S. dollar relative to a basket of foreign currencies (U.S. Dollar Index – USDX).

Changes in the economic environment may result in changing assumptions and, consequently, the recognition of impairment losses or reversals on certain assets or CGUs. For example, the Company’s sales revenues and refining margins are directly impacted by Brent price variations, as well as Brazilian Real/U.S. dollar exchange rate variations, which also impacts our capital and operating expenditures.

Note 26 presents Brent prices and exchange rate estimates.

Discount rates

The discount rates used in impairment tests reflect specific risks associated with the estimated cash flows of the assets or CGUs. For example, changes in the economic and political environment may result in higher country risk projections, causing increases in the discount rates used in impairment tests, as well as investment decisions that result in the postponement or interruption of projects considering specific risks related to non-completion or delayed start of operations.

Note 26 presents the main discount rates applied in impairment tests.

Estimated proved and probable reserves

Reserves estimates, according to the criteria established by the ANP/SPE (as set out in note 4.1) are revised at least annually, based on updated geological and production data of reservoirs, as well as on changes in prices and costs used in these estimates. Revisions may also result from significant changes in the Company’s strategy for development projects or in the production capacity.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a sort of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

4.2.2.Identifying	cash-generating units for impairment testing

A cash-generating unit (CGU) represents the smaller identifiable group of assets that generate cash inflows, which are largely independent of the cash inflows of other assets or groups of assets. Identifying CGUs requires management assumptions and judgment, based on the Company’s business and management model. The level of asset disaggregation in CGUs can reach the limit of assets being tested individually.

Changes in CGUs resulting from the review of investment, strategic or operational factors, may result in changes in the interdependencies of assets and, consequently, alter the aggregation or breakdown of assets that were part of certain CGUs, which may influence their ability to generate cash and cause additional losses or reversals in the recovery of such assets. If the approval for the sale of a CGU’s component occurs between the reporting date and the date of the issuance of the consolidated financial statements, the Company reassesses whether the value in use of this component, estimated with the information existing at the reporting date, reasonably represents its fair value, net of disposal expenses. Such information must include evidence of the stage at which management was committed to the sale of the CGU’s component.

The primary considerations in identifying the CGUs are set out as follows:

16

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
a)	Exploration and Production CGUs:
i)	Crude oil and natural gas producing properties - individual CGUs: comprise assets related to exploration and production development of a field or a cluster (group of two or more fields) in Brazil and abroad. At December 31, 2023, there are 33 fields and 15 clusters representing different Exploration and Production CGUs in Brazil.
ii)	Equipment not related to crude oil and natural gas producing properties: comprise platforms, drilling rigs and other assets which are not part of any CGU and are assessed for impairment separately.
b)	Refining, transportation and marketing CGUs:

i) Downstream CGU: comprises refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro, with a combined and centralized operation of such assets in Brazil. These assets are managed with a common goal of serving the market at the lowest overall cost, preserving the strategic value of the whole set of assets in the long term. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. Refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sale prices of oil products. Operational decisions are analyzed through an integrated model of operational planning for market supply, considering all the options for production, imports, exports, logistics and inventories, seeking to maximize the Company’s global performance. The decision on new investments is not based on the profitability of the project where the asset will be installed, but on the additional result for the CGU as a whole. The model that supports the entire planning, used in technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a certain type of oil, or a mix of oil products, define market supply (area of influence), aiming at achieving the best integrated results. Pipelines and terminals are a complementary and interdependent portion of the refining assets, required to supply the market.

ii) CGU Itaboraí Utilities: composed of assets that will support the natural gas processing plant (UPGN) of the route 3 integrated project;

iii) CGU GasLub: set of assets that remain in hibernation and are being evaluated for use in other projects.

iv) CGU Second Refining Unit of RNEST: comprises assets of the second refining unit of Abreu e Lima refinery;

v) Transportation CGU: comprises assets relating to Transpetro’s fleet of vessels;

vi) Hidrovia CGU: comprises the fleet of vessels under construction of the Hidrovia project (transportation of ethanol along the Tietê River);

vii) CGU nitrogen fertilizer plants: formed by hibernated nitrogen fertilizer plants; and

viii) Other operations abroad defined as the smallest group of assets that generates independent cash flows.

c)	Gas and Low Carbon Energies CGUs:

i) CGU Integrated Processing System: set of assets formed by natural gas processing plants in Itaboraí, Cabiúnas and Caraguatatuba, grouped together due to the contractual characteristics of the Integrated Processing System and the Integrated Transportation System;

ii) CGUs of Natural Gas Processing Plants: each remaining natural gas processing plant represents a separate CGU.

iii) CGU Power: comprises the thermoelectric power generation plants (UTEs). The operation and trade of energy of this CGU are carried out and coordinated in an integrated manner. The economic results of each of the plants in the integrated portfolio are highly dependent on each other, due to operational optimization aimed at maximizing the overall result.

iv) Other CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.

v) Biodiesel CGU: an integrated unit of biodiesel plants defined based on the production planning and operation process, that takes into consideration domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply.

17

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

vi) Quixadá CGU: comprises the assets of Quixadá Biofuel Plant.

Further information on impairment testing is set out in note 26.

4.3.	Sources of estimation uncertainty related to depreciation, depletion and amortization

As presented in note 24, assets directly related to the oil and gas production are depleted using the units of production method, based on monthly production in relation to the respective developed proved reserves, except for the signature bonuses, where total proved reserves are used.

Proved developed reserves are those for which recovery can be expected: (i) through existing wells, equipment and operating methods, or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through extraction equipment and operational infrastructure installed at the time of the reserves estimate, if the extraction is carried out by means that do not involve a well.

Estimates of proved reserves volumes used in the unit-of-production method are prepared by Company’s technicians according to the SEC definitions. Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets. Information on uncertainties related to reserve volume estimates are presented in note 4.1.

Therefore, considering all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

4.4.	Sources of estimation uncertainty related to pension plan and other post-employment benefits

The net actuarial liability represents the Company's actuarial obligations, net of fair value of plan assets (when applicable), at present value, as described in note 18.3.2.

The actuarial obligations and net expenses related to defined benefit pension and health care post-employment plans are computed based on several financial and demographic assumptions, of which the most significant are:

a) Discount rate: comprises the projected future inflation in addition to an equivalent discounted interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

b) Medical costs: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converged to the general price inflation index within 30 years.

These and other assumptions are revised at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The measurement uncertainties associated with the defined benefit obligation and a sensitivity analysis of discount rates and changes in medical costs are disclosed in notes 18.3.6 and 18.3.7, respectively.

4.5.	Sources of estimation uncertainty related to provisions for legal proceedings and contingencies

The Company is part in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from legal advisors and on management’s assessment.

These estimates are performed individually, or aggregated if there are cases with similar characteristics, primarily considering factors such as assessment of the plaintiff’s demands, consistency of the existing evidence, jurisprudence on similar cases and doctrine on the subject. Specifically for lawsuits by outsourced employees, the Company estimates the expected loss based on a statistical procedure, due to the number of actions with similar characteristics.

18

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes on the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Note 19 provides further detailed information about contingencies and legal proceedings.

4.6.	Sources of estimation uncertainty related to decommissioning costs

The Company has legal obligations to remove equipment and restore onshore and offshore areas at the end of operations. Its most significant asset removal obligations relate to offshore areas. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. The timing of abandonment and dismantling of areas is based on the length of reserves depletion, in accordance with the ANP/SPE definitions. Therefore, revisions to reserves estimates that result in changes in the timing of reserves depletion may impact the provision for decommissioning cost. For additional information about revisions to the Company’s reserves estimates, see note 4.1.

These obligations are recognized at present value, using a risk-free discount rate, adjusted to the company's credit risk. Variations in the discount rate, no matter how small, can cause large variations in the value recognized due to the long periods until the date of removal of assets and environmental restoration of the operating site of most of the company's projects.

The calculation to determine the amounts to be provisioned are complex, since: i) the obligations are long-term; ii) the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events occur; and iii) asset removal technologies and costs are constantly changing, along with environmental and safety regulations.

The Company constantly conducts studies to incorporate technologies and procedures to optimize the process of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

The sensitivity analysis of discount rates and other information about provision for decommissioning costs are presented in note 20.

4.7.	Sources of estimation uncertainty related to leases

The Company uses incremental borrowing rates to determine the present value of the lease payments, when the interest rate implicit in the lease cannot be readily determined.

The determination of incremental rates requires estimates based on corporate funding rates (obtained from the yields on bonds issued by Petrobras), which take into account the risk-free rate and the Company's credit risk premium, adjusted to also reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, guarantees, currency and duration of the payment flow.

The present value of lease liabilities is determined based on the incremental rates estimated at the start date of each lease. Therefore, even in cases where lease agreements have similar characteristics, their cash flows may be discounted at significantly different incremental rates depending on the Company's corporate funding rates on the start date of each lease.

Note 33 presents information on lease arrangements by class of underlying assets.

4.8.	Sources of estimation uncertainty related to cash flow hedge accounting involving the Company’s future exports

The Company determines its future exports as “highly probable future exports” based on its current Strategic Plan and on short-term estimates on a monthly basis. The highly probable future exports are determined by a percentage of projected exports revenues.

19

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The estimate of the amount of highly probable future exports considers future uncertainty regarding the Brent oil prices, oil production and demand for products in a model which optimizes the Company's operations and investments, in addition to considering the historical profile of exported volume in relation to total oil production.

As described in note 35.2.2, foreign exchange gains and losses relating to the effective portion of hedging instrument are recognized in other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income. However, if future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from other comprehensive income to the statement of income.

For the long-term, future exports forecasts are reviewed whenever the Company reviews its Strategic Plan assumptions, while for the short-term future exports are reviewed monthly. The approach for determining exports as highly probable future exports is reviewed annually, at least.

See note 35.2.2 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

4.9.	Sources of estimation uncertainty related to income taxes

Income taxes rules and regulations may be interpreted differently by tax authorities, and situations may arise in which the tax authorities' interpretations differ from the Company's understanding.

Uncertainties over income taxes treatments represent the risks that the tax authority does not accept a certain tax treatment applied by the Company, mainly related to different interpretations of deductions and additions to the income taxes (Imposto de Renda sobre Pessoa Jurídica - IRPJ and Contribuição Social sobre Lucro Líquido – CSLL) calculation basis. The Company evaluates each uncertain tax treatment separately or in a group where there is interdependence in relation to the expected result.

The Company estimates the probability of acceptance of an uncertain tax treatment by the tax authority based on technical assessments by its legal advisors, considering precedent jurisprudence applicable to current tax legislation, which may be impacted mainly by changes in tax rules or court decisions which may affect the analysis of the fundamentals of uncertainty. The tax risks identified are evaluated, treated and, when applicable, follows a pre-determined tax risk management methodology.

If it is probable that the tax authorities will accept an uncertain tax treatment, the amounts recorded in the financial statements are consistent with the tax records and, therefore, no uncertainty is reflected in the measurement of current or deferred income taxes.

If it is not probable that the tax authorities will accept an uncertain tax treatment, the uncertainty is reflected in the measurement of current or deferred income taxes in the financial statements.

The effect of uncertainty for each uncertain tax treatment is estimated by using the method that provides the best prediction of the resolution of the uncertainty. The most probable amount method provides as an estimate the single most probable amount in a set of possible outcomes, while the expected amount method represents the sum of the amounts weighted by the probability in relation to a range of possible outcomes.

Additional information on uncertainty over income taxes treatments is disclosed in Note 17.1.

4.10.	Sources of estimation uncertainty related to expected credit losses

Credit losses correspond to the difference between all contractual cash flows owed to the Company and all cash flows that the entity expects to receive, discounted at the original effective interest rate. The expected credit loss of a financial asset corresponds to the average of expected credit losses weighted by the respective default risks.

20

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The provision for expected credit losses for financial assets is based on default risk assumptions, determination of the occurrence or not of a significant increase in credit risk, recovery factor, as well as information on payment delays and assessments of the financial instrument based on in external risk classifications and internal assessment methodologies.

Notes 14.2 and 14.3 provide details on the expected credit losses recognized by the Company.

4.11.	Sources of estimation uncertainty related to the compensation for the surplus volume for the Transfer of Rights Agreement

As a result of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement under the Production Sharing regime, the Company signed amendments and new agreements in 2022 with partners in the Atapu and Sépia fields. Such agreements provide, in addition to the compensation already received upon signature, supplementary amounts that may be owed to the Company, according to the conditions described in note 25.2.

Additionally, over the last few years the Company has sold assets considered non-strategic and established partnerships in E&P assets aiming, among other objectives, at sharing risks and developing new technologies. Such transactions were carried out through partnerships (note 29) and divestments, with procedures aligned with current legislation and regulatory bodies. In some of these transactions, contingent receipts are also provided for subject to contractual clauses (note 31.4).

5.	Climate Change

Climate change may result in both negative and positive effects for the Company. Potential negative effects of climate change for the Company are referred to as climate-related risks (climate risks). Conversely, potential positive effects arising from climate change for the Company are referred to as climate-related opportunities.

Climate risks are categorized as: (i) climate-related transition risks (transition risks); and (ii) climate-related physical risks (physical risks).

Transition risks arise from efforts to the transition to a low-carbon economy. In this category, the Company has identified the following risks that can reasonably be expected to affect its cash flows, access to financing or cost of capital:

Risk	Description	Time length (2)
Market

Worldwide: increasing demand for energy and products with lower carbon intensity leading to a reduction in oil demand, a consequent decline in prices of fossil fuel products. Preference for fossil fuel products with lower Greenhouse Gas (GHG) intensity in production processes.

In Brazil: the demand for our products may be affected, especially by the increase in demand for alternative fuels, also stimulated by public policies such as the RENOVABIO (1) program, among others.

Medium to long-term
Technological	Loss of competitiveness due to the non-implementation or implementation of inefficient or non-effective technologies to reduce emissions from our operations and products.	Medium to long-term
Regulatory

Increased requirements for controls over GHG emissions in licensing processes, which may cause operational restrictions and financial penalties for our activities.

Supplementing regulation for the adoption of a carbon pricing instrument in Brazil, considering its various aspects and possible formats.

Medium to long-term
Legal and Reputational	Litigation and/or reputational damage due to non-compliance with climate commitments.	Medium-term
(1) National Policy for Biofuels, aiming at increasing the production and use of biofuels in the Brazilian energy chain.
(2) Criteria adopted for the time horizon: short term (1 year), medium term (between 1 and 5 years), and long term (more than 5 years).

21

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Physical risks result from climate change that can be event-driven (acute physical risk) or from long-term shifts in climate patterns (chronic physical risk). In this category, the Company has identified the following risks that can reasonably be expected to affect its cash flows, access to financing, or cost of capital:

Risk	Description	Time length (1)
Water shortage	Reduction in water availability affecting onshore facilities.	Medium to long-term
Meteoceanografic changes	Changes in patterns of wind, waves and currents may alter the operational conditions of our assets.	Long-term

(1) Criteria adopted for the time horizon: short term (1 year), medium term (between 1 and 5 years), and long term (more than 5 years).

5.1.	Potential effects of climate risks on accounting estimates

Accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty.

The following information used in relevant accounting estimates of the Company is largely determined based on the assumptions and projections of the Petrobras's Strategic Plan (Strategic Plan):

•	value in use for impairment of assets testing purposes (note 4.2.1);
•	timing and costs used in measuring the provision for decommissioning costs (note 4.6);
•	highly probable future exports used in cash flow hedge accounting involving the Company’s future exports (note 4.8); and
•	useful life of PP&E and intangible assets used in measuring depreciation, depletion and amortization expenses (notes 24 and 25).

As specified in the following topic, the Company considered the effects related to climate risks in its Strategic Plan approved by the Board of Directors, which is updated annually, including actions to achieve its climate commitments and its long-term ambition to neutralize GHG emissions in activities under its control (scopes 1 and 2) by 2050.

The aforementioned ambition and commitments are not guarantees of future performance by the Company and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict.

a)	Transition risk to low carbon economy

The transition to a low-carbon economy brings market, technological, regulatory, legal and reputational risks, which were considered in the development of the Company's Strategic Plan. Such consideration was based on the following external environment assumptions that reflect the dynamics of the energy sector:

•	Moderate economic growth compared to the recent past;
•	Shifts in consumption habits and behaviors;
•	Public policies focusing on mobility, air quality and adaptation of urban infrastructure to climate change;
•	International coordination in efforts to reduce GHG emissions;
•	Reduction of GHG emissions;
•	Reduction in the consumption of fossil fuels; and
•	Diffusion of end-use technologies that reduce the need for fossil fuel consumption.
22

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

As a result of this, demand and prices, both domestic and international, of the main products considered in the Strategic Plan are negatively affected.

In 2023, the Company adopted three distinct scenarios that are used for different purposes in its planning activities. These scenarios are called Adaptation, Negotiation, and Commitment. In all of them, there is a slowdown and subsequent contraction of fossil fuel sources. The Negotiation scenario, which is used as reference scenario for quantifying the Company's Strategic Plan, considers that fossil fuels, which currently represent approximately 80% of primary energy sources, will represent around 55% by 2050. The share of oil will decrease from the current 29% to around 21%.

The Brent price considered in the reference scenario of the Strategic Plan decreases from US$80 per barrel in 2024 to US$65 per barrel in 2050. For additional information about the behavior of the Brent price, considered in the Company's Strategic Plan reference scenario, please see note 26. The following table compares the oil price used in the reference scenario of the Strategic Plan for the years 2030 and 2050 with those projected in the Announced Pledges Scenario (APS) and Net Zero Emission (NZE) scenarios by the International Energy Agency (IEA):

Brent price US$/Barrel	2030	2050
Strategic Plan	65	65
APS	74	60
NZE	42	25

According to the IEA, the APS scenario considers that all climate commitments made by governments around the world, including Nationally Determined Contributions (NDCs), as well as long-term net-zero targets, will be met in full and on time, with a 50% likelihood of increase of approximately 1.7oC in temperature by 2100. As for the NZE scenario, according to the IEA, it presents a pathway for the global energy sector to achieve net-zero CO2 emissions by 2050, consistent with limiting the temperature increase to 1.5 °C (with at least a 50% probability).

The Strategic Plan also includes Company's actions to achieve the carbon sustainability commitments, such as low-carbon Research and Development (R&D) projects and decarbonization projects for operations. These actions aim to address transition risks as well as reflect climate opportunities.

The Company's accounting estimates did not incorporate the effect of carbon price. Currently, there are uncertainties regarding the structure and dynamics of a future carbon market in Brazil, and there is no sufficient and reliable information available to assess the effects of carbon price.

a.1) Potential effects on the value in use in impairment tests

When measuring the value in use of its assets, the Company bases its cash flow projections on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions.

A faster transition to a low-carbon economy than projected in the Strategic Plan could result in Brent prices and demand for the Company’s products that are lower than the ones considered to estimate the value in use of the Company’s assets for impairment testing purposes.

Additionally, progress in the establishment of a regulated carbon market in Brazil may lead to the inclusion of the carbon price in calculations of the value in use of the Company’s assets for impairment testing purposes.

The reduction in the value in use of the Company's assets may result in the recognition of losses due to the non-recoverability of the carrying amounts of these assets.

Given that the oil price is a variable that decisively influences the recoverable amount of assets, the Company carried out a sensitivity analysis of the effect of using the Brent prices considered in the APS and NZE scenarios, for the impairment test of the Company's E&P assets in Brazil.

Using the constant prices in the APS and NZE scenarios to carry out a sensitivity analysis on the projected gross revenue and government shares on such revenues and calculating the effect of taxes on income only on such sensitized items, but keeping all other components unchanged , variables, assumptions and data for calculating the recoverable value, the E&P segment of the Parent Company, on the loss of recoverability recognized by the company, as disclosed in note 26, would have an additional impairment reversal of R$ 3,368 in the APS scenario and an additional impairment losses of R$32,006 in the NZE scenario, concentrated in the Campos Basin fields.

23

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The Company does not consider this sensitivity analysis, based on APS and NZE Brent price scenarios, to be the best estimates to determine expected effects on the recoverable amount of assets, sales revenues or net income.

Considering that the Company did not incorporate in its accounting estimates the carbon price effects, the Company carried out a sensitivity analysis of the effect of GHG emissions pricing costs on the impairment test of assets in the E&P segment in Brazil, considering a monetary charge per ton of CO2 emission starting from 2028, and the existence of free emission allowances.

In this context, using a base price of US$ 10/CO2 from 2024 to 2030, US$ 31/CO2 in 2035, US$ 52/CO2 in 2040, US$ 73/CO2 in 2045, and US$ 95/CO2 in 2050, including gradual emission exemptions, to simulate additional cash outflows (net of income taxes), and keeping all other components, variables, assumptions and data for the calculation of recoverable amount unchanged, the E&P segment of the Parent Company would have an additional R$ 880 impairment loss.

The Company does not consider this sensitivity analysis of the effect of greenhouse gas emissions pricing costs on the impairment test of assets to be the best estimate to determine expected effects on the recoverable amount, neither the estimated effects on expenses nor net income.

a.2) Potential effects on decommissioning costs

Due to its operations, the Company has legal obligations to remove equipment and restore onshore and offshore areas. On December 31, 2023, the provision for decommissioning costs recognized by the Parent Company totaled R$ 111,828, as set out in Note 20. On an undiscounted basis the nominal amount would be R$ 236.191.

The estimated timing used by the Company to account for decommissioning costs are consistent with the useful lives of the related assets. The average decommissioning period of oil and gas assets weighted by the carrying amounts of such assets is 14 years.

During 2023, there were no issuance of government regulations related to climate matters that changed or had potential to change the period for decommissioning the Parent Company's assets, as well as not identifying any triggers that would accelerate the expected dates for decommissioning the Company's assets due to the Company’s climate goals and ambition to neutralize GHG emissions in activities under its control (scopes 1 and 2) by 2050.

A transition to a low-carbon economy that is faster than it was anticipated by the Company may accelerate the timing to remove equipment and restore onshore or offshore areas. Such acceleration would increase the present value of the decommissioning obligations recognized by the Company.

To illustrate the effect of a possible acceleration of the transition to a low-carbon economy, the Company estimates that the provision for decommissioning costs would increase by R$ 5,328, R$ 16,390 e R$ 26,521 if the timing currently used were brought forward by one, three and five years, respectively. This sensitivity analysis assumed that all other components, variables, assumptions and data for calculating the provision remained unchanged. The year ranges used are not intended to be predictions of likely future events or outcomes.

a.3) Potential effects on “highly probable future exports” used in cash flow hedge accounting involving the Company's future exports

A transition to a low-carbon economy that is faster than it was anticipated by the Company may negatively impact the Company's future exports. Such effect may result in certain exports, whose foreign exchange gains or losses were designated for hedge accounting, no longer be considered highly probable, but remain forecasted, or, depending on the magnitude of the transition and its speed, cease to be considered forecasted. Further details on the consequences of such effects are described in note 35.2.2(a) involving the Company's future exports (accounting practice).

The calculation of “highly probable future exports” is based on the projected exports in the Strategic Plan, as set out in note 4.8. The Company considers only a portion of its projected exports as “highly probable future exports”. When determining future exports as highly probable, and therefore eligible as a hedged item for application of cash flow hedge accounting, the

24

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Company considers the effects related to the transition to a low-carbon economy, including the variables Brent price and demand for products. Carbon prices were not incorporated in such estimates.

Based on Brent prices, contained in the APS and NZE scenarios, sensitivity analyzes were prepared regarding the need to reclassify the exchange rate variation recorded in equity for the result. This sensitivity simulated a new future cash flow from exports, changing only the price variable, keeping all other components, variables, assumptions and data unchanged. In such sensitivity, it was found that it was not necessary to reclassify exchange rate variation values  recorded in equity to the statement of income in any of the simulated scenarios.

The simulations used to perform such sensitivity analysis, based on Brent prices of the scenarios APS and NZE, are not considered by the Company as the best estimates to determine expected effects of the reclassification of foreign exchange variation recorded in equity to the statement of income.

a.4) Potential effects on the useful lives of PP&E

A transition to a low-carbon economy that is faster than the Company anticipates may reduce the useful life of its assets, which could lead to an increase in annual depreciation, depletion and amortization expenses.

Assets directly related to the production of oil and gas in a contracted area are depleted using the units of production method and depreciated or amortized using the straight-line method. As of December 31, 2023, the carrying amount of these assets in operation in Brazil is R$ 510,748. Out of such assets, the ones that are depreciated or amortized by the straight-line method do not have a useful life ending in or after 2050. As for assets depleted using the units of production method, it is estimated that 4 fields in the State of Bahia, with carrying amount of R$ 1,135 as of December 31, 2023, have production curves used to estimate its useful lives extending beyond 2050 (based on its proved developed reserves).

As mentioned in item “Transition risk to low carbon economy”, the reference scenario of the Strategic Plan indicates that there will be persistent global demand for oil in the coming decades. Additionally, calculations of expected production and oil and gas reserves in this scenario consider the effects of the transition to a low-carbon economy.

The Company's refining plants consist of 10 refineries in Brazil. Based on the current depreciation rates of the assets in operation applied to the respective carrying amounts at December 31, 2023, which amounts to R$ 53,522, and assuming no additional investment, all refineries would be fully depreciated prior to 2050.

The Company estimates persistent demand for oil products in the coming decades, although decreasing, which should be progressively supplied by models with lower carbon intensity. Thus, the depreciation rates used by the Company for the refining plants are in line with the transition to a low-carbon economy.

The assets related to the Gas and Energy segment in Brazil, including thermoelectric power plants, are depreciated using the linear method. Based on the current depreciation rates of the assets in operation applied to their respective carrying amounts as of December 31, 2023, totaling R$ 14,541, and assuming no additional investment, these assets would be fully depreciated prior to 2050.

In this context, based on available information, the Company does not foresee significant changes in the useful life of its refineries, assets directly related to oil and gas production and those related to the the Gas and Energy segment arising from the transition to a low-carbon economy. Such assets represent 91% of the Company's total assets in operation.

b)	Physical Risks

The operating conditions of the Company’s assets are subject to physical risks associated with climate change. The variables considered most susceptible to these changes include the patterns of waves, winds and ocean currents in the areas in which the Company operates offshore, as well as the availability of freshwater for our onshore operations.

The Company estimates that the offshore structures in the Brazilian Southeastern basins, which account for the highest percentage of Petrobras’ production (96%), are adequately sized to the expected changes in the patterns of waves, winds and ocean currents in that region.

25

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Regarding the availability of freshwater for the operations of our facilities, the risks related to this subject are monitored, managed and mitigated by the Company. Such risks may arise from various factors that collectively put pressure on water availability, such as population growth, intensification of consumption patterns, inadequate infrastructure, pollution, resource misallocation and climate change.

As a result, the Company's water risk management covers both climatic and non-climatic risks and, based on the Company's assessment, the potential impacts of climate change on the availability of fresh water for our facilities are not representative of all the risks involved.

Consequently, regarding physical risks, as of December 31, 2023, the Company does not foresee that changes caused by climate change will have a material effect on accounting estimates, either from the perspective of meteoceanographic variables or the reduction in freshwater availability.

However, the circumstances that served as the basis for the Company's analyses of climate change scenarios may change, so the approaches used to conduct these analyses may also be improved over time.

26

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
6.	New standards and interpretations
6.1.	International Accounting Standards Board (IASB)

The main standards issued by the IASB that have not yet come into force and have not been adopted by the Company before December 31, 2023 are set out as follows:

Standard	Description	Effective on
Lease Liability in a Sale and Leaseback - Amendments to IFRS 16	The amendments add requirements that specify that the seller-lessee must subsequently measure the lease liability arising from the transfer of an asset - which meets the requirements of IFRS 15 to be accounted for as a sale - and sale and leaseback, so that no gain or loss is recognized related to the right of use retained in the transaction.	January 1, 2024, retrospective application.
Classification of Liabilities as Current or Non-current / Non-current Liabilities with Covenants- Amendments to IAS 1

The amendments establish that the liability should be classified as current when the entity does not have the right, at the end of the reporting period, to defer the settlement of the liability for at least twelve months after the reporting period.

Among other guidelines, the amendments provide that the classification of a liability is not affected by the likelihood of exercising the right to defer the settlement of the liability. Additionally, according to the amendments, only covenants whose compliance is mandatory before or at the end of the reporting period should affect the classification of a liability as current or non-current.

Additional disclosures are also required by the amendments, including information on non-current liabilities with covenants, whose compliance is mandatory within 12 months after the reporting date

January 1, 2024, retrospective application.
Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7	The amendments establish the characteristics of finance arrangements involving suppliers and that certain information related to such arrangements must be disclosed in order to enable the assessment of their effects on liabilities, cash flows and exposure to liquidity risk.	January 1, 2024, with specific transition rules.
Lack of Exchangeability - Amendments to IAS 21

The amendments establish that when one currency is not exchangeable for another on the measurement date, the spot exchange rate must be estimated. In addition, they provide guidance on how to assess interchangeability between currencies and how to determine the spot exchange rate when interchangeability is absent.

When the spot exchange rate is estimated because a currency is not exchangeable for another currency, information must be disclosed to allow the understanding of how the currency not exchangeable for another currency affects, or is expected to affect, the statements of income, the statement of financial position and the statements of cash flows.

January 1, 2025, with specific transition rules.

Regarding the amendments to IFRS 16 and to IAS 1, effective as of January 1, 2024, according to the assessment made, the Company estimates that there will be no significant impact with the initial application on its consolidated financial statements. In relation to the amendments to IAS 7 and IFRS 7, the Company expects additional disclosure.

As for the amendment that will be effective as of January 1, 2025, the Company is assessing the impacts that it will have on the consolidated and parent company financial statements.

6.2.	Accounting Pronouncement Committee - Comitê de Pronunciamentos Contábeis (CPC)

The CPC issues pronouncements, reviews of pronouncements and interpretations considered to be analogous to IFRS, as issued by the IASB. Below are the regulations issued by the CPC that have not yet come into force and did not have their early adoption by the Company until December 31, 2023, as well as the equivalent IFRS:

Pronouncement, review or interpretation of the CPC	Equivalent IFRS	Effective on
Review of Technical Pronouncements nº 23	Classification of Liabilities as Current or Non-current / Non-current Liabilities with Covenants (Amendments to IAS 1) Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)	January 1, 2024
Review of Technical Pronouncements nº 24	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)	January 1, 2024, with specific transition rules.

The expected effects of the initial application referring to the regulations listed above are the same as those presented for the respective regulations issued by the IASB presented in item 6.1.

Additionally, in February 2024, the CPC issued Technical Pronouncement CPC 09 (R1) - Statement of Added Value, which comes into force on March 1, 2024, applying to fiscal years beginning on or after January 1, 2024.

27

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
7.	Capital Management

The Company’s objective in its capital management is to maintain its capital structure at an adequate level in order to continue as a going concern, maximizing value to shareholders and investors. Its main source of funding was cash provided by its operating activities.

The financial strategy of the Strategic Plan 2024-2028 is focused on:

•	indebtedness control;
•	investments and business decisions respecting the ideal capital structure;
•	solid governance in decision-making processes ensuring profitability, rationality and value creation for all stakeholders; and
•	distribution of value created through dividends and share repurchase.

The target for the gross debt is to be maintained below US$ 65 billion and the reference level for Adjusted Cash and cash equivalents is US$ 8 billion.

During the 2023 financial year, Petrobras achieved positive recurring Adjusted EBITDA, consistency in cash generation through Operating Cash Flow, a performance that allowed a return to society through the payment of taxes and dividends.

In 2023, the company increased gross debt by US$8,801 million, but remaining within the reference range stipulated in its planning. Net debt in 2023 increased by US$3,182 million. In Reais, gross debt increased by 8%, while net debt remained stable, as shown in the following table:

	Consolidated
	In millions of US$
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Total debt (Financings and Leases)	62,600	53,799	303,062	280,703
Cash and cash equivalents + Government securities, time deposits and certificate of bank deposits	17,902	12,283	86,670	64,092
Net debt	44,698	41,516	216,392	216,611

These measures are not defined in accordance with International Financial Reporting Standards - IFRS and should not be considered in isolation or as a replacement for profit, debt and operating cash generation metrics in IFRS, nor be a basis for comparison with the indicators of other companies.

8.	Cash and cash equivalents and marketable securities
8.1.	Cash and cash equivalents

Include cash at bank and in hand, available bank deposits and highly liquid short-term investments, which meet the definition of cash and cash equivalents.

28

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Cash at bank and in hand	501	1,126	87	68
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	8,434	14,414	2,348	2,766
Other investment funds	1,352	1,277	20	18
	9,786	15,691	2,368	2,784
- Abroad
Time deposits	37,458	12,458	−	−
Automatic investing accounts and interest checking accounts	13,807	12,339	107	775
Other financial investments	61	109	−	−
	51,326	24,906	107	775
Total short-term financial investments	61,112	40,597	2,475	3,559
Total cash and cash equivalents	61,613	41,723	2,562	3,627

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

The main resources constituted were substantially provided by cash provided by operating activities of R$ 215,696, proceeds from disposal of assets - divestment of R$ 18,232, proceeds from finance debt of R$  10,716 and financial compensation from co-participation agreements of R$ 2,032.

The main use of these funds in 2023 were for payment of dividends and share repurchase program of R$ 101,822, repayment of principal and interests related to finance debt and repayment of lease liability, amounting R$ 62,315, as well as for acquisition of PP&E and intangible assets in the amount of R$ 60,315.

Accounting policy for cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks and short-term highly-liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

8.2.	Marketable securities
					Consolidated		Parent Company
		12.31.2023			12.31.2022	12.31.2023	12.31.2022
	Brazil	Total	Brazil	Abroad	Total	Total	Total
Fair value through profit or loss	4,485	4,485	3,722	−	3,722	4,485	3,722
Amortized cost - Brazilian deposit certificates and time deposits	20,572	20,572	13,296	5,351	18,647	20,566	13,286
Amortized cost - Others	254	254	260	−	260	254	260
Total	25,311	25,311	17,278	5,351	22,629	25,305	17,268
Current	13,650	13,650	9,119	5,351	14,470	13,644	9,109
Non-current	11,661	11,661	8,159	−	8,159	11,661	8,159

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

Accounting policy for marketable securities

29

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The amounts invested in operations with terms of more than three months, as from the date of the agreement, are initially measured at fair value and subsequently according to their respective classifications, which are based on the way in which these funds are managed and their features of contractual cash flows:

•	Amortized cost – financial assets that give rise, on specified dates, to cash flows represented exclusively by payments of principal and interest on the outstanding principal amount, the purpose of which is to receive its contractual cash flows. They are presented in current and in non-current asset according to their maturity term. Interest income from these investments is calculated using the effective interest rate method.
•	Fair value through profit or loss – financial assets whose purpose is to receive from its sale. They are presented in current assets due to the expectation of realization within 12 months of the reporting date.
9.	Sales revenues
9.1.	Revenues from contracts withcustomers

As an integrated energy company, revenues from contracts with customers derive from different products sold by the Company’s operating segments, taking into consideration specific characteristics of the markets where they operate. For additional information about the operating segments of the Company, its activities and its respective products sold, see note 13.

The determination of transaction prices derives from methodologies and policies based on the parameters of these markets, reflecting operating risks, level of market share, changes in exchange rates and international commodity prices, including Brent oil prices, oil products such as diesel and gasoline, and the Henry Hub Index.

	Consolidated		Parent Company
	2023	2022	2023	2022
Gross sales	610,755	742,671	592,566	713,984
Sales taxes (1)	(98,761)	(101,415)	(98,194)	(100,650)
Sales revenues	511,994	641,256	494,372	613,334
Diesel	161,279	206,960	161,336	206,608
Gasoline	71,519	83,354	71,519	83,396
Liquefied petroleum gas	17,530	26,362	17,530	26,369
Jet fuel	25,095	28,007	25,095	27,941
Naphtha	9,187	12,312	9,187	12,312
Fuel oil (including bunker fuel)	5,788	7,287	5,788	7,248
Other oil products	22,109	28,493	22,109	28,429
Subtotal oil products	312,507	392,775	312,564	392,303
Natural gas	28,163	39,617	28,153	39,707
Crude oil	27,336	39,613	27,336	40,433
Renewables and nitrogen products	467	1,454	−	−
Breakage	4,290	3,448	4,290	3,453
Electricity	3,265	3,622	3,269	3,598
Services, agency and others	5,289	5,363	2,718	3,142
Domestic market	381,317	485,892	378,330	482,636
Exports	125,138	141,521	116,042	130,698
Crude oil	92,476	99,474	83,675	90,712
Fuel oil (including bunker fuel)	25,452	38,129	25,215	35,588
Other oil products and other products	7,210	3,918	7,152	4,398
Sales abroad (2)	5,539	13,843	−	−
Foreign Market	130,677	155,364	116,042	130,698
Sales revenues	511,994	641,256	494,372	613,334
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

As of December 31, 2023, the composition of sales revenues by shipping destination is presented as follows:

30

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2023	2022
Brazil	381,317	485,892
Domestic market	381,317	485,892
China	36,359	32,908
Americas (except United States)	24,246	36,861
Europe	27,695	30,430
Asia (except China and Singapore)	7,262	7,757
United States	19,418	25,347
Singapore	15,337	22,034
Others	360	27
Foreign market	130,677	155,364
Sales revenues	511,994	641,256

Sales revenues of R$ 511,994, R$ 129,262 lower than in 2022 (R$ 641,256), reflecting:

Decrease in sales revenues in the domestic market, mainly due to:

•	Lower average prices of oil products, especially diesel, gasoline, LPG and jet fuel, following, to a large extent, the depreciation of international prices;
•	Decreased oil revenue, mainly due to lower prices, following the depreciation of international prices and lower sales volumes;
•	Lower natural gas revenue, due to (i) lower demand in the non-thermoelectric sector, reflecting the effect of the opening of the natural gas market and lower consumption in the industrial segment; (ii) lower demand in the thermoelectric sector, due to lower dispatches, reflecting the better hydrological conditions in Brazil; and (iii) lower prices, mainly for the non-thermoelectric sector, largely influenced by the devaluation of Brent;
•	Lower sales volume of oil products, with emphasis on Diesel, due to the sale of Manaus Refinery at the end of 2022 and the increase in biodiesel content in the type B diesel oil mixture;
•	Reduction in electricity revenue, reflecting lower thermoelectric dispatches, due to the improvement in the level of hydroelectric reservoirs;

The reduction in export revenues reflects lower prices, following the devaluation of international prices, partially offset by higher volumes of oil exports, reflecting greater oil production in Brazil, as well as higher volumes of oil product exports, mainly gasoline.

Reduction in sales revenues abroad, reflecting lower average prices realized, following the devaluation of international prices, and the lower volume of offshore trading operations, with emphasis on LNG cargoes.

In 2023, sales to two clients of the refining, transportation and marketing segment represented individually 16% and 11% of the Company’s sales revenues. In 2022, sales to two clients of the same segment individually represented 15% and 11% of the Company’s sales revenues.

9.2.	Remaining performance obligations

The Company is party to sales contracts signed until December 31, 2023 with original expected duration of more than 1 year, which define the volume and timing of goods or services to be delivered during the term of the contract, and the payment terms for these future sales.

The estimated remaining values of these contracts in 2023 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at December 31, 2023 or practiced in recent sales reflecting more directly observable information:

31

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	Expected realization within 1 year	Expected realization after 1 year	Total of the contracts
Domestic Market
Gasoline	58,876	859	59,735
Diesel	132,289	−	132,289
Natural gas	37,352	188,743	226,095
Liquified petroleum gas	15,103	−	15,103
Services and others	3,582	17,465	21,047
Naphtha	7,248	7,247	14,495
Electricity	2,561	23,813	26,374
Other oil products	14,588	18,185	32,773
Jet fuel	6,464	−	6,464
Foreign Market
Exports	13,227	25,838	39,065
Total	291,290	282,150	573,440

Revenues are recognized once goods are transferred and services are provided to the customers and their measurement and timing of recognition will be subject to future demands, changes in commodities prices, exchange rates and other market factors.

The table above does not include information on contracts with original expected duration of less than one year, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS). These requests are substantially affected by Brazilian hydrological conditions. Thus, the table above presents mainly fixed amounts for the electricity to be available to customers in these operations.

9.3.	Contract liabilities

The balance of contract liabilities carried on the statement of financial position in 2023 amounted to R$ 558 (R$ 252 in 2022). This amount is classified as other current liabilities and primarily comprises advances from customers in ship and take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

Accounting policy for revenues

The Company evaluates contracts with customers for the sale of oil and oil products, natural gas, electricity, services and other products, which will be subject to revenue recognition, and identifies the distinct goods and services promised in each of them.

Sales revenues are recognized when control is transferred to the client, which usually occurs upon delivery of the product or when the service is provided. At this moment, the company satisfies the performance obligation.

Performance obligations are considered to be promises to transfer to the client: (i) good or service (or group of goods or services) that is distinct; and (ii) a series of distinct goods or services that have the same characteristics or are substantially the same and that have the same pattern of transfer to the client.

Revenue is measured based on the amount of consideration to which the Company expects to be entitled in exchange for transfers of promised goods or services to the customer, excluding amounts collected on behalf of third parties. Transaction prices are based on contractually stated prices, which reflect the Company's pricing methodologies and policies based on market parameters.

Invoicing occurs in periods very close to deliveries and rendering of services, therefore, significant changes in transaction prices are not expected to be recognized in revenues for periods subsequent to satisfaction of the performance obligation, except for some exports in which final price formation occurs after the transfer of control of the products and are subject to the variation in the value of the commodity.

Sales are carried out in short terms of receipt, thus there are no significant financing components.

32

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
10.	Costs and expenses by nature

10.1 ..Cost of sales

	Consolidated		Parent Company
	2023	2022	2023	2022
Raw material, products for resale, materials and third-party services (1)	(119,446)	(167,280)	(118,107)	(157,088)
Depreciation, depletion and amortization	(53,742)	(54,259)	(56,161)	(57,201)
Production taxes	(60,443)	(77,016)	(60,390)	(76,961)
Employee compensation	(8,430)	(8,601)	(6,440)	(6,759)
Total	(242,061)	(307,156)	(241,098)	(298,009)
(1) It Includes short-term leases and inventory turnover.

Cost of sales of R$ 242,061, R$ 65,095 lower than in 2022 (R$ 307,156), highlighting the following factors:

•	Lower sales volumes in the domestic market, especially natural gas, crude oil and diesel;
•	Lower costs with imported goods and production taxes, following the devaluation of international prices;
•	Lower share of oil product imports, especially diesel, and LNG, due to lower demand from the thermoelectric sector, in the sales mix;
•	Reduction in costs operations abroad, due to the lower volume of offshore trading operations, particularly LNG cargoes, and the devaluation of international prices; and
•	Partially offset by higher export volumes of oil and oil products.

10.2 ..Selling expenses

	Consolidated		Parent Company
	2023	2022	2023	2022
Materials, third-party services, freight, rent and other related costs	(21,459)	(20,592)	(21,284)	(22,827)
Depreciation, depletion and amortization	(3,038)	(4,062)	(3,244)	(3,544)
Allowance for expected credit losses	(110)	(304)	(105)	(315)
Employee compensation	(556)	(490)	(481)	(427)
Total	(25,163)	(25,448)	(25,114)	(27,113)

Selling expenses of R$ 25,163, R$ 285 lower than in 2022 (R$ 25,448), largely reflecting lower logistical expenses related to the transportation of natural gas, due to the effect of the opening of the market, where other agents now have access directly to the transport infrastructure.

This effect was partially offset by: i) higher logistical expenses linked to the increase in volumes of oil and oil product exports, with emphasis on gasoline; and ii) higher cost of freight rates linked to exports of oil and oil products.

10.3 ..General and administrative expenses

	Consolidated		Parent Company
	2023	2022	2023	2022
Employee compensation	(5,166)	(4,464)	(4,357)	(3,691)
Materials, third-party services, rent and other related costs	(2,170)	(1,871)	(1,770)	(1,491)
Depreciation, depletion and amortization	(616)	(542)	(561)	(494)
Total	(7,952)	(6,877)	(6,688)	(5,676)

General and administrative expenses of R$ 7,952, R$ 1,075 higher (R$ 6,877), mainly reflecting:

•	Salary adjustments, in accordance with Collective Bargaining Agreements, and the process of advancing employees' job levels;
•	Hiring of new employees, mainly from the third quarter of 2022;
•	Higher expenses with Health Care Plan benefits, reflecting the actuarial review that took place at the end of 2022; and
33

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
•	Higher expenses on third-party services, particularly data processing services, largely related to digital transformation initiatives.
11.	Other income and expenses
	Consolidated		Parent Company
	2023	2022	2023	2022
Stoppages for asset maintenance and pre-operating expenses	(10,999)	(9,440)	(10,954)	(9,375)
Gains (losses) on decommissioning of returned/abandoned areas	(5,850)	(1,178)	(5,850)	(1,178)
Pension and medical benefits - retirees (1)	(5,848)	(5,240)	(5,809)	(5,216)
Losses with legal, administrative and arbitration proceedings	(3,982)	(7,011)	(3,467)	(6,564)
Profit sharing	(2,924)	(678)	(2,885)	(647)
Variable compensation programs	(2,096)	(2,836)	(1,673)	(2,655)
Compensation for the termination of vessel charter agreements (2)	(1,724)	(58)	(1,724)	(58)
Collective bargaining agreement	(1,061)	−	(966)	−
Expenses with contractual fines received	(1,000)	(474)	(1,000)	(460)
Operating expenses with thermoelectric power plants	(944)	(774)	(990)	(809)
Institutional relations and cultural projects	(775)	(535)	(758)	(524)
Gains (losses) with commodities derivatives	84	(1,261)	33	(729)
Amounts recovered from Lava Jato investigation	562	499	562	493
Results of non-core activities	845	882	2,425	2,494
Ship/take or pay agreements and fines imposed to suppliers	1,181	547	1,181	547
Fines imposed on suppliers	1,192	1,184	1,173	981
Results from co-participation agreements in bid areas (3)	1,399	21,660	1,399	21,651
Government grants	1,579	2,427	1,567	2,403
Early termination and changes to cash flow estimates of leases	2,086	3,217	2,174	3,227
Reimbursements from E&P partnership operations	2,858	3,545	2,858	3,545
Results on disposal/write-offs of assets	6,511	5,884	5,776	4,945
Others	(1,024)	(1,337)	(1,863)	(1,539)
Total	(19,930)	9,023	(18,791)	10,532
(1) In 2022, this includes R$ 352 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R Pre-70 and PPSP-NR Pre-70 pension plans.
(2) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.
(3) In 2022, it mainly refers to income with the results of the co-participation agreements related to the transfer of rights surplus of Sépia and Atapu fields.

Other operating income (expenses) net negative in R$19,930, R$28,953 lower when compared to 2022 (R$9,023), with emphasis on:

•	Lower gain from co-participation agreements in bid areas, mainly due to: (i) capital gains from the results of Co-participation Agreements related to the Transfer of Rights Surplus of the Sépia and Atapu fields occurring in 2022; (ii) the gain from the completion of the transfer of 5% of the interest in the Búzios field in 2022; and (iii) lower gains from the earn out of the Sépia and Atapu fields, reflecting the lower average appreciation of Brent;
•	Greater losses related to the decommissioning of areas, largely due to the result of the annual review of the provision for fields already returned, but with abandonment commitments that still exists;
•	Increase in profit sharing expenses; and
•	Higher expenses with the compensation for the termination of vessel charter agreements.

These effects were partially offset by the lower provision for losses and contingencies with legal proceedings, mainly due to reductions in provisions for losses with civil litigation involving contractual issues.

34

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
12.	Net finance income (expense)
	Consolidated		Parent Company
	2023	2022	2023	2022
Finance income	10,821	9,420	10,790	9,972
Income from investments and marketable securities (Government Bonds)	8,258	5,955	3,971	1,989
Finance income FIDC-NP	−	−	4,968	6,450
Others	2,563	3,465	1,851	1,533
Finance expenses	(19,542)	(18,040)	(33,884)	(29,762)
Interest on finance debt	(11,309)	(12,173)	(26,756)	(25,180)
Unwinding of discount on lease liability	(8,886)	(6,936)	(8,259)	(6,367)
Discount and premium on repurchase of debt securities	(22)	(596)	−	−
Capitalized borrowing costs	6,431	5,319	6,431	5,278
Unwinding of discount on the provision for decommissioning costs	(4,282)	(2,680)	(4,256)	(2,660)
Others	(1,474)	(974)	(1,044)	(833)
Foreign exchange gains (losses) and indexation charges	(3,140)	(10,637)	(1,585)	(9,566)
Foreign Exchange gains (losses) (1)	11,212	5,637	12,310	6,444
Reclassification of hedge accounting to the Statement of Income (1)	(18,846)	(25,174)	(18,371)	(24,832)
Indexation to the Selic interest rate of anticipated dividends and dividends payable (2)	(1,506)	5,351	(1,499)	5,357
Legal agreement with Eletrobras - compulsory loans (3)	1,156	−	1,156	−
Recoverable taxes inflation indexation income	1,016	443	976	503
Others	3,828	3,106	3,843	2,962
Total	(11,861)	(19,257)	(24,679)	(29,356)
(1) For more information, see notes 35.2.a and 35.2.c.
(2) In 2023, the consolidated balance includes income on the indexation to the Selic interest rate of paid anticipated dividends of R$ 1,063 (R$6,782 in 2022) and expense on the indexation to the Selic interest rate on dividends payable, in the amount of R$ 2,569 (R$1,431 in 2022). In 2023, the balance of the parent company includes income on the indexation to the Selic interest rate of paid anticipated dividends in the amount of R$ 1,063 (R$6,782 in 2022) and expense on the indexation to the Selic interest rate on dividends payable in the amount of R$ 2,562 (R$1,425 in 2022).
(3) For more information, see note 19.6

Net finance income (expense) negative of R$11,861 R$7,396 lower compared to the negative result in 2022 (R$19,257), due to:

•	Lower negative monetary and exchange variation, caused by: (i) lower transfer of the negative exchange variation accumulated in shareholders’ equity to the statement of income due to the realization of exports protected within the scope of hedge accounting; (ii) net gains from the real x dollar exchange rate variation, mainly reflecting the 7.2% appreciation of the real against the dollar in 2023 on the average passive exposure in dollars, when compared to the 6.5% appreciation in 2022 on the average passive exposure in dollars; (iii) income from monetary restatement related to the legal agreement entered into with Eletrobras, referring to the collection of differences in monetary restatement and interest on compulsory loan; and (iv) greater income from monetary updates on judicial deposits, largely reflecting the higher average balance of judicial deposits and the increase in the average interest rate. Effects partially offset by lower income from monetary restatement on anticipated dividends, net of expenses with monetary restatement on dividends payable, mainly due to the higher amounts of anticipated dividends in 2022;
•	Higher net financial expenses, with emphasis on: (i) higher leasing expenses, largely due to the increase in leasing liabilities, with emphasis on the entry into operation of the FPSOs Guanabara, Anna Nery, Almirante Barroso and Anita Garibaldi; (ii) increase in interest expenses related to the financial update of the provision for decommissioning areas, due to the higher balance of liabilities to be abandoned, reflecting the update of the Strategic Plan 2023-2027. Effects partially offset by: (iii) higher income from financial investments and marketable securities, basically reflecting the higher average volume invested between the periods and the increase in interest rates in Brazil, mainly the Selic and CDI rates; (iv) higher capitalized financial charges, resulting from the higher average balance of ongoing projects and the higher average capitalization rate; and (v) lower finance expenses, due to the reduction of expenses on the issue of debt bonds in the capital market, due to the lower volumes of prepayment operations carried out and the best result with derivatives.

13.	Information by operating segment

On November 23, 2023, the Board of Directors approved, in the context of the Strategic Plan 2024-2028, a new approach in relation to capital expenditures that will be made by the Company, changing the vision of the segment from “Gas & Power” to “Gas and Low Carbon Energies”, in addition to new strategic business drivers for:

35

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
•	Biofuels: previously presented in Corporate and other businesses, they are now integrated in the Gas and Low Carbon Energies (G&LCE) segment;
•	Fertilizers: previously presented in Gas & Power, they are now integrated in the Refining, Transportation and Marketing segment.

As of December 31, 2023, the presentation of information by operation segment reflects the updated management model used by the Board of Executive Officers (Chief Operating Decision Maker - CODM) to make decisions regarding resource allocation and performance evaluation.

In this context, the information by segment for the year 2022 was not reclassified for comparability purposes due to the fact that the total of assets and statement of income balances involved are immaterial.

13.1.	Net income by operating segment
Consolidated Statement of Income by operating segment - 2023
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	333,934	474,338	55,476	1,819	(353,573)	511,994
Intersegments	330,075	7,065	16,388	45	(353,573)	−
Third parties	3,859	467,273	39,088	1,774	−	511,994
Cost of sales	(135,930)	(428,258)	(28,412)	(1,842)	352,381	(242,061)
Gross profit (loss)	198,004	46,080	27,064	(23)	(1,192)	269,933
Income (expenses)	(27,586)	(20,446)	(16,898)	(14,181)	−	(79,111)
Selling	(58)	(10,763)	(14,168)	(174)	−	(25,163)
General and administrative	(364)	(1,639)	(403)	(5,546)	−	(7,952)
Exploration costs	(4,892)	−	−	−	−	(4,892)
Research and development	(2,829)	(82)	(28)	(680)	−	(3,619)
Other taxes	(2,218)	(202)	(233)	(1,791)	−	(4,444)
Impairment (losses) reversals, net	(10,301)	(2,559)	(397)	146	−	(13,111)
Other income and expenses, net	(6,924)	(5,201)	(1,669)	(6,136)	−	(19,930)
Net income / (loss) before financial results and income taxes	170,418	25,634	10,166	(14,204)	(1,192)	190,822
Net finance income (expenses)	−	−	−	(11,861)	−	(11,861)
Results in equity-accounted investments	(18)	(1,562)	52	48	−	(1,480)
Net income / (loss) before income taxes	170,400	24,072	10,218	(26,017)	(1,192)	177,481
Income taxes	(57,942)	(8,716)	(3,456)	17,394	405	(52,315)
Net income (loss) for the year	112,458	15,356	6,762	(8,623)	(787)	125,166
Attributable to:
Shareholders of Petrobras	112,480	15,356	6,409	(8,852)	(787)	124,606
Non-controlling interests	(22)	−	353	229	−	560
	112,458	15,356	6,762	(8,623)	(787)	125,166

36

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - 2022
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	401,204	584,697	77,867	2,636	(425,148)	641,256
Intersegments	394,457	10,050	20,600	41	(425,148)	−
Third parties	6,747	574,647	57,267	2,595	−	641,256
Cost of sales	(157,146)	(510,933)	(54,570)	(2,689)	418,182	(307,156)
Gross profit (loss)	244,058	73,764	23,297	(53)	(6,966)	334,100
Income (expenses)	3,994	(16,030)	(15,233)	(13,787)	(80)	(41,136)
Selling	(111)	(9,503)	(15,369)	(385)	(80)	(25,448)
General and administrative	(248)	(1,425)	(317)	(4,887)	−	(6,877)
Exploration costs	(4,616)	−	−	−	−	(4,616)
Research and development	(3,483)	(26)	(30)	(548)	−	(4,087)
Other taxes	(410)	(160)	(223)	(1,479)	−	(2,272)
Impairment (losses) reversals, net	(6,361)	(495)	4	(7)	−	(6,859)
Other income and expenses, net	19,223	(4,421)	702	(6,481)	−	9,023
Net income / (loss) before financial results and income taxes	248,052	57,734	8,064	(13,840)	(7,046)	292,964
Net finance income (expenses)	−	−	−	(19,257)	−	(19,257)
Results in equity-accounted investments	863	38	417	(27)	−	1,291
Net income / (loss) before income taxes	248,915	57,772	8,481	(33,124)	(7,046)	274,998
Income taxes	(84,338)	(19,630)	(2,742)	18,321	2,396	(85,993)
Net income (loss) for the year	164,577	38,142	5,739	(14,803)	(4,650)	189,005
Attributable to:
Shareholders of Petrobras	164,600	38,142	5,277	(15,041)	(4,650)	188,328
Non-controlling interests	(23)	−	462	238	−	677
	164,577	38,142	5,739	(14,803)	(4,650)	189,005

The balance of depreciation, depletion and amortization by business segment are as follows:

	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
2023	50,982	12,022	2,617	583	66,204
2022	53,725	11,603	2,310	564	68,202
13.2.	Assets by operating segment
Consolidated assets by operating segment - 12.31.2023
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Current assets	13,574	53,265	1,793	113,997	(25,550)	157,079
Non-current assets	658,729	115,224	31,013	88,843	−	893,809
Long-term receivables	43,705	10,014	400	75,616	−	129,735
Investments	1,667	3,926	703	278	−	6,574
Property, plant and equipment	601,553	100,629	29,539	11,053	−	742,774
Operating assets	524,822	87,762	17,454	8,570	−	638,608
Under construction	76,731	12,867	12,085	2,483	−	104,166
Intangible assets	11,804	655	371	1,896	−	14,726
Total Assets	672,303	168,489	32,806	202,840	(25,550)	1,050,888

Consolidated assets by operating segment - 12.31.2022
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Current assets	27,259	62,794	2,041	98,422	(27,464)	163,052
Non-current assets	579,735	116,858	37,533	79,531	−	813,657
Long-term receivables	33,140	9,450	492	67,640	−	110,722
Investments	1,976	5,098	905	193	−	8,172
Property, plant and equipment	531,550	101,728	35,747	10,157	−	679,182
Operating assets	480,481	87,925	25,085	8,267	−	601,758
Under construction	51,069	13,803	10,662	1,890	−	77,424
Intangible assets	13,069	582	389	1,541	−	15,581
Total Assets	606,994	179,652	39,574	177,953	(27,464)	976,709

37

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Accounting policy for operating segments

The information related to the Company’s operating segments is prepared based on available financial information directly attributable to each segment, or items that can be allocated to each segment on a reasonable basis. This information is presented by business activity, as used by the Company’s Board of Executive Officers (Chief Operating Decision Maker – CODM) in the decision-making process of resource allocation and performance evaluation.

The measurement of segment results includes transactions carried out with third parties, including associates and joint ventures, as well as transactions between operating segments. Transfers between operating segments are recognized at internal transfer prices derived from methodologies that considers market parameters and are eliminated only to provide reconciliations to the consolidated financial statements.

The Company's business segments disclosed separately are:

a)Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries. The E&P segment also operates through partnerships with other companies and includes holding interest in foreign entities operating in this segment.

As an energy Company with a focus on oil and gas, intersegment sales revenue refers mainly to oil transfers to the Refining, Transportation and Marketing segment, aiming to supply the Company's refineries and meet the domestic demand for oil products. These transactions are measured by internal transfer prices based on international oil prices and their respective exchange rate impacts, taking into account the specific characteristics of the transferred oil stream.

In addition, the E&P segment revenues include transfers of natural gas to the natural gas processing plants within Gas and Low Carbon Energies segment. These transactions are measured at internal transfer prices based on the international prices of this commodity.

Revenue from sales to third parties mainly reflects services rendered relating to E&P activities, sales of the E&P’s natural gas processing plants, as well as the oil and natural gas operations carried out by subsidiaries abroad.

b)Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport, acquisition and exports of crude oil, as well as trading of oil products, in Brazil and abroad. This segment also includes the petrochemical operations (which comprehends holding interests in petrochemical companies in Brazil), and fertilizer production.

This segment carries out the acquisition of crude oil from the E&P segment, imports oil for refinery slate, and acquires oil products in international markets taking advantage of the existing price differentials between the cost of processing domestic oil and that of importing oil products. This segment also performs the acquisition of natural gas from the G&LCE segment.

Intersegment revenues primarily reflect the sale of oil products to the distribution business at market prices and the operations for the G&LCE and E&P segments at internal transfer price.

Revenues from sales to third parties primarily reflect the trading of oil products in Brazil and the export and trade of oil and oil products by foreign subsidiaries.

c)Gas and Low Carbon Energies (G&LCE): this segment covers the activities of logistic and trading of natural gas and electricity, the transportation and trading of liquefied natural gas (LNG), the generation of electricity by means of thermoelectric power plants, as well as natural gas processing. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its co-products.

Intersegment revenues primarily reflect the transfers of natural gas processed, liquefied petroleum gas (LPG) and NGL to the RT&M segment. These transactions are measured at internal transfer prices.

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to meet national demand.

Revenues from sales to third parties primarily reflect natural gas processed to distributors and to free consumers, as well as generation and trading of electricity.

38

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

d)Corporate and other businesses: comprise items that cannot be attributed to business segments, including those with corporate characteristics, in addition to distribution business. Corporate items mainly include those related to corporate financial management, trade and other receivables, allowance for credit losses, gains (losses) with derivatives (except those with commodity derivatives included in their respective segments), corporate overhead and other expenses, including actuarial expenses related to pension and health care plans for beneficiaries. Other businesses include the distribution of oil products abroad (South America).

14.	Trade and other receivables

14.1 ..Trade and other receivables

	Consolidated		Parent Company
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Receivables from contracts with customers
Third parties	29,231	27,184	19,980	18,628
Related parties
Investees (note 36.7)	680	486	27,341	28,198
Receivables from the electricity sector	−	−	−	1
Subtotal	29,911	27,670	47,321	46,827
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	10,466	10,026	10,466	10,026
Lease receivables	1,706	2,054	136	153
Other receivables	3,037	3,993	2,427	2,804
Related parties
Investments in the Credit Rights Investment Fund - FIDC-NP (Note 36.5)	−	−	28,797	40,007
Petroleum and alcohol accounts - receivables from Brazilian Government	1,345	3,143	1,345	3,143
Subtotal	16,554	19,216	43,171	56,133
Total trade receivables	46,465	46,886	90,492	102,960
Expected credit losses (ECL) - Third parties	(7,811)	(8,000)	(4,626)	(4,637)
Expected credit losses (ECL) - Related parties	(10)	(15)	(10)	(15)
Total trade receivables, net	38,644	38,871	85,856	98,308
Current	29,702	26,142	77,757	87,396
Non-current	8,942	12,729	8,099	10,912

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on December 31, 2023 totaled R$ 2,434 (R$ 2,451 as of December 31, 2022).

The balance of receivables from divestments is mainly related to the Earn Out of the Atapu and Sépia fields, totaling R$ 2,957 (R$ 3,618 in 2022), from the sale of the Roncador field for R$ 1,745 (R$ 2,049 in 2022), the Carmópolis group of fields for R$ 1,433 (R$ 1,435 in 2022), and the Potiguar group of fields for R$ 1,283.

On September 8, 2023, the Company received R$ 1,788, net of withholding income taxes, relating to the first installment of the amounts of Petroleum and Alcohol Accounts. The value of the second and final installment, in the amount of R$ 1,345, is still in a judicial account and is awaiting release from the courts to form a guarantee in the tax enforcement process at the 11th Execution Court.

In 2023, the average term for trade receivables from third parties in the domestic market is approximately 2 days (same term in 2022) for the sale of derivatives and 20 to 27 days for the sale of crude oil (same term as in 2022). Fuel oil exports have an average receipt term between 11 and 14 days, while oil exports have a term between 8 and 12 days (in 2022, exports have average terms ranging from 12 days to 26 days for fuel oil and from 7 to 16 days for oil).

39

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
14.2	.Aging of trade and other receivables – third parties
	Consolidated				Parent Company
	12.31.2023		12.31.2022		12.31.2023		12.31.2022
	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses
Current	33,636	(163)	33,778	(203)	25,925	(159)	25,979	(184)
Overdue:
Up to 3 months (1)	2,285	(208)	986	(252)	2,246	(200)	916	(250)
From 3 to 6 months	91	(50)	159	(143)	68	(43)	157	(141)
From 6 to 12 months	303	(277)	330	(265)	278	(274)	322	(260)
Over 12 months	8,125	(7,113)	8,004	(7,137)	4,492	(3,950)	4,237	(3,802)
Total	44,440	(7,811)	43,257	(8,000)	33,009	(4,626)	31,611	(4,637)

(1) On January 10, 2024, Petrobras received from Carmo Energy the last installment in the amount of US$ 298 million, including adjustments and late payment charges due, relating to the sale of the Carmópolis Complex, which expired on December 20 2023.

14.3	.Changes in provision for expected credit losses – third parties and related parties
	Consolidated		Parent Company
	2023	2022	2023	2022
Opening balance	8,015	8,083	4,652	4,227
Additions	849	705	779	701
Reversals	(473)	(423)	(472)	(193)
Write-offs	(329)	(104)	(323)	(83)
Cumulative translation adjustment	(241)	(246)	−	−
Closing balance	7,821	8,015	4,636	4,652
Current	1,384	1,278	1,204	1,161
Non-current	6,437	6,737	3,432	3,491

Accounting policy for trade and other receivables

Trade and other receivables are generally classified at amortized cost, except for certain receivables classified at fair value through profit or loss, whose cash flows are distinct from the receipt of principal and interest, including receivables with final prices linked to changes in commodity price after their transfer of control.

When the Company is the lessor in a finance lease, a receivable is recognized at the amount of the net investment in the lease, consisting of the lease payments receivable and any unguaranteed residual value accruing to the Company, discounted at the interest rate implicit in the lease.

The Company measures expected credit losses (ECL) for short-term trade receivables using a provision matrix which is based on historical observed default rates adjusted by current and forward-looking information when applicable and available without undue cost or effort.

ECL is the weighted average of historical credit losses with the respective default risks, which may occur according to the weightings. The credit loss on a financial asset is measured by the difference between all contractual cash flows due to the Company and all cash flows the Company expects to receive, discounted at the original effective interest rate.

The Company measures the allowance for ECL of other trade receivables based on their 12-month expected credit losses unless their credit risk increases significantly since their initial recognition, in which case the allowance is based on their lifetime ECL.

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date.

Regardless of the assessment of significant increase in credit risk, a delinquency period of 30 days past due triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and supportable information.

The Company assumes that the credit risk on the trade receivable has not increased significantly since initial recognition if the receivable is considered to have low credit risk at the reporting date. Low credit risk is determined based on external credit ratings or internal methodologies.

40

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In the absence of controversy or other issues that may result in the suspension of collection, the Company assumes that a default occurs whenever the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the instrument, when it is at least 90 days past due.

15.	Inventories
	Consolidated		Parent Company
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Crude oil	16,341	19,505	12,419	15,223
Oil products	10,631	17,102	9,410	14,971
Intermediate products	3,076	3,063	3,076	3,063
Natural gas and Liquefied Natural Gas (LNG) (1)	379	706	328	706
Biofuels	61	75	24	7
Fertilizers	7	19	8	8
Total products	30,495	40,470	25,265	33,978
Materials, supplies and others	6,689	5,334	6,347	5,038
Total	37,184	45,804	31,612	39,016
(1) LNG - Liquified Natural Gas

Oil and LNG inventories can be traded in their raw state, as well as consumed in the production process of their oil products.

Intermediate products are formed by streams of products that have already passed through at least one processing unit, but that still need to be processed, treated or converted to be available for sale.

Biofuels mainly comprise the balances of ethanol and biodiesel inventories.

Materials, supplies and others mainly represent production inputs and operating materials that will be used in the company's activities and are stated at average purchase cost, when this does not exceed replacement cost.

The reduction in the inventory balance in 2023, of R$8,620, mainly refers to:

i. In oil products, due to lower costs with imports and raw materials (oil), following the reduction in international prices, higher volumes sold on the foreign market and the lower participation of imported oil products in the formation of inventories, partially offset by greater production, due to the increase in the refinery utilization factor; and

ii. In crude oil, due to lower costs with production taxes in produced and imported oil, following the reduction in Brent, the lower participation of imported oil in the formation of inventories, the greater volume processed and the greater volumes sold, partially offset by the greater production of crude oil.

Consolidated inventories are presented net of losses for adjustment to their net realizable value, these adjustments arising mainly from fluctuations in international oil and oil product prices, and when constituted, they are recognized in profit or loss for the year as costs of goods and services sold. On December 31, 2023, the Company recognized a R$ 40 reversal of cost of sales, adjusting inventories to net realizable value (a R$ 57 loss within cost of sales on December 31, 2022).

At December 31, 2023, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of R$ 4,773.

Accounting policy for inventories

Inventories are determined by the weighted average cost method adjusted to the net realizable value when it is lower than its carrying amount.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale, considering the purpose for which the inventories are held. Inventories with identifiable sales contracts have a net realizable value based on the contracted price, as, for example, in offshore operations (without physical tanking, with loading onto the ship and direct unloading at the customer) or auctions. Other items in inventory have a net realizable value based on general selling prices, considering the most reliable evidence available at the time of the estimate.

The net realizable value of inventories is determined by grouping similar items with the same characteristic or purpose. Changes in sales prices after the reporting date of the financial statements are considered in the calculation of the net realizable value if they confirm the conditions existing on that reporting date.

41

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
16.	Trade payables
	Consolidated		Parent Company
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Third parties in Brazil	17,544	18,248	16,376	17,073
Third parties abroad	5,691	10,096	2,705	4,186
Related parties (note 36.1)	67	163	7,568	13,455
Balance in current liabilities	23,302	28,507	26,649	34,714

As of December 31, 2023, the average payment term in Brazil is 32 days, while for trade payables abroad the average term is 58 days for imported products and 26 days for other goods and services, approximately.

The reduction in the balance of suppliers in 2023, of R$5,205, mainly refers to net payments for installment purchases of oil and oil products by PIB BV and oil and natural gas by Petrobras.

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of December 31, 2023, the balance advanced by suppliers, within the scope of the program, is R$ 534 (R$ 677 as of December 31, 2022) and has a payment term from 7 to 92 days and a weighted average term of 57 days (24 days as of December 31, 2022), after the contracted commercial conditions have been met.

42

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
17.	Taxes
17.1	.Income tax and social contribution

Current taxes

	Consolidated
	Current Assets		Current Liabilities		Non-Current Liabilities
	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Taxes in Brazil
Income taxes	963	833	4,788	13,074	−	−
Income taxes - Tax settlement programs	−	−	283	259	1,446	1,578
	963	833	5,071	13,333	1,446	1,578
Taxes abroad	92	26	1,224	1,712	−	−
Total	1,055	859	6,295	15,045	1,446	1,578

Income taxes are calculated based on the rate of 15%, plus an additional Corporate Income Tax of 10% on taxable income for income tax and 9% on taxable income for social contribution on net income, considering the offset of tax losses and social contribution negative basis, limited to 30% of taxable income for the year. As from the calendar year of 2015, pursuant to the publication of Law No. 12,973/2014, income earned abroad by a direct or indirect subsidiary or affiliate, adjusted by dividends and results of equity-accounted investments, multiplied by the tax rate on net income in Brazil, comprise expenses with income tax and social contribution on net income.

Taxes on income in current assets are tax credits resulting from the Corporate Income Tax and Social Contribution calculation process, in addition to the respective negative balances calculated, mainly for the calendar years 2017 to 2019 and 2021. Current liabilities are the portion payable for the calculation of the current Corporate Income Tax and Social Contribution.

The balance of the federal tax settlement programs basically consists of the Corporate Income Tax and Social Contribution tax assessment notice inserted in the Special Tax Regularization Program (PERT) in 2017, on the full deductibility of the obligations assumed by the company in 2008 in the Terms of Financial Commitments, entered into with Petros and entities representing employees. The payment term is 145 monthly and successive installments, updated by the Selic interest rate, as of January 2018.

The balance of current assets increased mainly due to the entry of new Withholding Income Tax credits on financial investment and overpayments in the calculation of Corporate Income Tax and Social Contribution, net of Corporate Income Tax and Social Contribution compensation due.

The balance of current liabilities showed a reduction, mainly due to the lower income before taxes and lower taxable income abroad in 2023, greater additions in prospecting expenses as a result of the write-off from to the sale of Papa Terra, Búzios and Carmópolis, and the return of fields in the Garoupa Cluster in 2022, settled in January 2023.

Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

	Consolidated		Parent Company
	2023	2022	2023	2022
Net income before income taxes	177,481	274,998	172,969	270,856
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(60,344)	(93,499)	(58,810)	(92,091)
Adjustments to calculate the effective tax rate:
Interest on capital	6,481	6,417	6,481	6,408
Different jurisdictional tax rates for companies abroad	2,977	4,285	−	−
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(2,685)	(3,866)	(2,685)	(3,866)
43

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Tax incentives	1,489	982	1,488	981
Tax loss carryforwards (unrecognized tax losses)	104	1,136	−	−
Non-taxable income (non-deductible expenses), net (2)	1,607	(57)	(170)	(196)
Post-retirement benefit	(1,734)	(2,029)	(1,679)	(1,994)
Results in equity-accounted investments in Brazil and abroad	(495)	451	6,745	8,058
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	268	172	267	172
Others	17	15	−	−
Income tax expenses	(52,315)	(85,993)	(48,363)	(82,528)
Deferred income taxes	(4,542)	(4,518)	(3,997)	(5,028)
Current income taxes	(47,773)	(81,475)	(44,366)	(77,500)
Effective tax rate of income taxes	29.5%	31.3%	28.0%	30.5%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) It includes provisions for legal proceedings and payment of an administrative contribution over the TFC Pre-70 for the administrative funding of the PPSP-R pre-70 and PPSP-NE pre-70 plans.

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Consolidated		Parent Company
	2023	2022	2023	2022
Opening balance	(30,878)	(3,486)	(42,511)	(14,807)
Recognized in the statement of income for the year	(4,542)	(4,518)	(3,997)	(5,028)
Recognized in shareholders’ equity	(12,686)	(17,092)	(12,525)	(16,966)
Cumulative translation adjustment	(96)	(38)	−	−
Use of tax credits	−	(5,745)	−	(5,745)
Others	54	1	33	35
Closing balance	(48,148)	(30,878)	(59,000)	(42,511)

The balance of deferred tax liabilities, net, shows an increase in 2023, mainly due to exchange rate variations on loans, accounts receivable and payable, in financing and leasing contracts, accelerated depreciation and the increase in monetary indexation on judicial deposits. These amounts were partially offset by the realization of prospecting costs, the granting of benefits to employees and the depreciation of impairment.

The following table demonstrates the composition and basis for realizing deferred tax assets and liabilities:

Consolidated

Nature	Realization basis	12.31.2023	12.31.2022
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(30,480)	(34,367)
PP&E – Impairment	Amortization, impairment reversals and write-offs of assets	20,348	18,795
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(45,359)	(29,275)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(90,939)	(80,553)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(12,001)	4,228
Leasings	Appropriation of the considerations	44,733	31,541
Provision for decommissioning costs	Payments and use of provisions	38,779	35,191
Provision for legal proceedings	Payments and use of provisions	4,617	4,618
Tax loss carryforwards	Taxable income compensation	5,517	4,771
Inventories	Sales, write-downs and losses	1,988	1,740
Employee Benefits	Payments and use of provisions	9,856	7,918
Others		4,793	4,515
Total		(48,148)	(30,878)
Deferred tax assets		4,672	4,342
Deferred tax liabilities		(52,820)	(35,220)

Timing of reversal of deferred income taxes

Deferred tax credit assets were recognized based on the projection of taxable profit in subsequent years, supported by the premises of the Strategic Plan 2024-2028, which has as its pillars the control of debt, investments and business decisions respecting the ideal capital structure and solid governance in decision-making processes ensuring profitability, rationality and generation of value for all stakeholders.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reversed and expected taxable events occur based on its Strategic Plan 2024-2028.

44

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The estimated schedule of recovery/reversal of net deferred tax assets (liabilities) as of December 31, 2023 is set out in the following table:

	Deferred Corporate Income Tax and Social Contribution, net
	Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities
2024	669	(7,968)	−	(9,222)
2025	281	12,295	−	13,781
2026	295	1,947	−	2,108
2027	354	3,604	−	3,979
2028	343	(1,234)	−	(1,463)
From 2029 on	2,730	44,176	−	49,817
Amount registered	4,672	52,820	−	59,000

As of December 31, 2023, the company has unused tax losses and not recognized as deferred tax assets, as follows:

	Consolidated
		Assets
	12.31.2023	12.31.2022
Brazil	1,786	2
Abroad	3,774	5,148
Amount not registered	5,560	5,150

The unrecognized tax credits abroad arise from tax losses accumulated by the subsidiaries Petrobras America Inc. and Petrobras de Valores Internacional de Espanha S.L.U., arising mainly from oil and gas exploration and production and refining activities in the United States. In 2023, the company recorded part of these tax credits, in the amount of R$126, due to projections of future tax profit, supported by the entry of these subsidiaries into Petrobras' export chain.

An aging of the unrecognized deferred tax assets from companies abroad is set out below:

	2030 - 2032	2033 - 2035	2036 -2038	Undefined expiration	Total
Unrecognized deferred tax assets	1,380	1,446	683	265	3,774

Uncertain tax treatments on income taxes

As of December 31, 2023, the Company had uncertain tax treatments on income taxes of R$ 33,802 (R$ 31,533 as of December 31, 2022) related to judicial and administrative proceedings (see note 19.3). Additionally, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to R$ 19,668 (R$ 156,635 as of December 31, 2022), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Uncertain treatments on Corporate Income Tax (CIT)

In 2023, the Company received additional charges from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands from 2018 to 2020, arising from the valuation for tax purposes of platforms and equipment nationalized under the Repetro tax regime, in the amount of R$ 2,881 (US$ 595 million), updated by applicable interest rate until December 31, 2023.

Tax treatments of certain subsidiaries from 2020 to 2022 have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for those years, on a similar basis to the periods already assessed, could reach the amount of R$ 1,173 (US$ 242 million). Thus, as of December 31, 2023, the total amount of these uncertain tax treatments is R$ 4,054 (US$ 837 million), updated by applicable interest rate.

The Company continues to defend its position but understands that it is not probable that the tax authority will fully accept this tax treatment. Thus, a liability was recognized with a corresponding effect in income taxes within the statement of income for the period, by means of the expected value method, constituted by the sum of amounts weighted by the probability of loss.

Accounting policy for income taxes

45

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The Company calculates income taxes in accordance with current legislation and applying the rates in effect at the end of reporting period. Income taxes expense for the period are recognized in the statement of income of the period, except when the tax arises from a transaction or event which is recognized directly in equity.

a)	Current income taxes

Current income taxes are offset when they relate to income taxes levied on the same taxable entity and by the same tax authority, when there is a legal right and the entity has the intention to set off current tax assets and current tax liabilities, simultaneously.

Uncertain tax treatments are periodically assessed, considering the probability of acceptance by the tax authority.

b)	Deferred income taxes

They are generally recognized on the temporary differences determined between the tax bases of assets and liabilities and their book values, and measured at the rates provided for in the specific legislation to be applicable in the year when the asset is realized or the liability is settled.

The deferred tax asset/liability is recognized for all deductible temporary differences, including unused tax losses and credits, to the extent that it is probable that there will be taxable profit against which the deductible temporary difference can be used, unless the deferred tax asset arises from the initial recognition of an asset or liability in the transaction that is not a business combination and at the time of the transaction does not affect either accounting profit or taxable profit (tax loss).

Deferred income tax and social contribution are presented net, when there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets and deferred tax liabilities are related to taxes on profit assessed by the same authority tax, in the same taxable entity or in different taxable entities that intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of the assets or liabilities are expected to deferred tax assets are liquidated or recovered.

17.2 ..Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	2,868	3,734	2,939	2,470	4,997	3,646	−	−
Current / Deferred PIS and COFINS	1,470	1,970	13,923	12,323	1,282	148	684	466
PIS and COFINS - Law 9,718/98	−	−	3,549	3,429	−	−	−	−
Production taxes/Royalties	−		−	−	10,139	10,416	702	594
Withholding income taxes	−	−	−	−	1,317	779	−	−
Others	279	218	1,402	1,424	2,142	820	435	471
Total in Brazil	4,617	5,922	21,813	19,646	19,877	15,809	1,821	1,531
Taxes abroad	31	38	48	69	291	97	−	−
Total	4,648	5,960	21,861	19,715	20,168	15,906	1,821	1,531
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.

Deferred ICMS VAT tax credits result from requests for extemporaneous and undue credits, offset in accordance with the legislation of each state. They also arise from credits arising from the acquisition of assets destined for fixed assets, which are offset at the rate of 1/48, being fully amortized over 4 years.

Deferred PIS-COFINS credits refer mainly to the acquisition of goods and services for assets under construction (works in progress), since the tax legislation only allows their use after these assets enter into production, as well as the Electronic Requests for Refund (PER) of extemporaneous credits with the Federal Revenue Service of Brazil.

Production taxes are financial compensation due to the Brazilian Federal Government by companies that produce oil and natural gas in Brazilian territory. They are composed of royalties, special participations, signature bonuses and payment for retention or occupation of area. They include the amounts referring to an agreement with the ANP to close a legal proceeding involving the recalculation of royalties and special participations relating to oil production in the Jubarte field, from August 2009 to February 2011 and from December 2012 to February 2015.

46

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

From March 1 to June 30, 2023, Export Tax was charged on the exports of crude oil, for which the Company recognized R$ 1,446 as other taxes within the statement of income.

PIS and COFINS Law 9,718/98

The company filed ordinary lawsuits against the Brazilian Federal Government referring to the recovery of amounts collected as PIS/COFINS on financial income and exchange variations from assets, considering the unconstitutionality of §1 of art. 3 of Law 9.718/98, in the periods between February 1999 and January 2004.

All actions were deemed valid with final and unappealable judgment. Those relating to its incorporated company (two actions originating from its subsidiary Petroquisa) have already been paid by the Brazilian Government. Regarding the two remaining processes, both have favorable reports, and, in one of them, the Brazilian Government indicated agreement with a relevant part of the value, with a sentence still subject to appeal. The second, of greater value, awaits judicial pronouncement.

Pillar Two - Global Minimum Top-up Tax

In December 2021, the Organization for Economic Cooperation and Development (OECD) released the Pillar Two model rules to reform international corporate taxation that aim to ensure that multinationals with revenues exceeding €750 million pay a minimum top up tax on profits of its subsidiaries that are taxed at an effective tax rate of less than 15% per jurisdiction (Global Minimum Top-up Tax).

If the Parent Entity is located in a jurisdiction that has not implemented the top-up tax, this tax will be levied on the next entity in the organizational structure located in a jurisdiction that has implemented it, following a top-down approach. On December 19, 2023, the Netherlands enacted the Pillar Two income taxes legislation effective on January 1, 2024.

Petrobras is in the process of assessing if there is any exposure arising from Pillar Two legislation. Based on a preliminary assessment of the new rules, Petrobras does not expect a material exposure. Considering that the information for a comprehensive analysis is still being evaluated and due to the complexity of the new legislation, Petrobras expects to complete the assessment during 2024.

Petrobras applied the temporary exemption described in the amendments to IAS 12, issued by the IASB in May 2023, on the accounting for income taxes. Accordingly, the Company neither recognizes nor discloses information about deferred tax assets or liabilities related to the Pillar Two.

18.	Employee benefits

Employee benefits are all forms of consideration given by the company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated		Parent Company
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Liabilities
Short-term employee benefits	9,615	7,576	8,682	6,902
Termination benefits	692	1,005	692	1,005
Post-retirement benefits	79,308	58,675	77,909	57,750
Total	89,615	67,256	87,283	65,657
Current	14,194	11,555	13,274	10,896
Non-current	75,421	55,701	74,009	54,761
Total	89,615	67,256	87,283	65,657

18.1 ..Short-term benefits

	Consolidated		Parent Company
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Variable compensation program - employees	2,246	2,552	1,820	2,381
Accrued vacation	2,780	2,634	2,496	2,354
Salaries and related charges and other provisions	1,658	1,704	1,475	1,518
Profit sharing	2,931	686	2,891	649
Total	9,615	7,576	8,682	6,902
47

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Current	9,412	7,413	8,492	6,754
Non-current (1)	203	163	190	148
Total	9,615	7,576	8,682	6,902
(1) Remaining balance relating to the four-year deferral of 40% of the PPP portion of executive managers.

The company recognized the following amounts in the income statement:

	Consolidated		Parent Company
	2023	2022	2023	2022
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	(17,336)	(15,493)	(15,475)	(13,698)
Variable compensation program (1)	(2,096)	(2,836)	(1,673)	(2,655)
Profit sharing (1)	(2,924)	(678)	(2,885)	(647)
Manager compensations and charges	(69)	(71)	(40)	(36)
Total	(22,425)	(19,078)	(20,073)	(17,036)

(1) Includes accrual/reversal values of the provision referring to programs from previous years.

18.1.1.Variable compensation program

Performance award programs (Programa Prêmio por Performance – PPP e Programa de Prêmio por Desempenho – PRD)

The Company paid the PPP for the 2022 financial year to employees in the amount of R$ 2,848 (R$ 2,637 in the parent company), including the amount of the advance of R$ 448 (R$ 404 in the parent company), made in November 2022, and considering compliance with the company's performance metrics and the individual performance of all employees..

For 2023, Petrobras revised its variable compensation program, implementing the PRD in replacement of the PPP. In the new model, the PRD is aimed at employees with and without managerial function, as a complementary program to the Profit Sharing (PLR).

The PRD intends to recognize the effort and individual performance of each employee to achieve the Company’s results. The amounts to be paid to each employee continues to be defined by the achievement of the key metrics (which currently are Delta Valor Petrobras - VALOR, Greenhouse Gas Emissions Target Achievement Indicator - IAGEE, and Oil Leak Volume Indicator - VAZO) and of the individual goals (performance management score for all employees, with exception of executive managers, for whom the scorecard of their respective departments will be considered).

The PRD establishes that, in order to trigger this payment, it is necessary to have a declaration and payment of distribution to shareholders approved by the Company’s Board of Directors, as well as net income for the year.

The total amount to be used for payment to all participants is limited to a percentage of Net Income and/or EBITDA.

For the 2023 financial year, the amount established for Variable Remuneration is limited to 5% of adjusted EBITDA.

Petrobras provisioned for the PRD, in 2023, R$ 1,673 (R$ 2,655 for the PPP in 2022), recorded in other operating expenses. In the consolidated, the provision reached R$2,088 (R$2,863 in 2022), including the variable remuneration of Petrobras and other programs of the consolidated companies.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In 2023, the company paid the 2022 PLR to employees in the amount of R$678 (R$643 in the parent company), considering the PLR 2021-2022 rule approved by the Secretaria de Coordenação e Governança das Empresas Estatais (Sest), of the Brazilian Government, which reached employees who do not occupy management positions and provided individual limits according to the participants' remuneration.

For 2023, considering the change implemented in the company's variable remuneration model, the proposed PLR will also cover those occupying management positions. The new program becomes the company's main variable remuneration practice.

48

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

To pay the PLR 2023, the company must meet the following triggers: declaration and payment of remuneration to the shareholder, referring to the year in question, approved by the Board of Directors (CA), the calculation of Net Income for the reference year and achievement of the average percentage, weighted by weight, of the set of indicator targets of at least 80% (eighty percent).

The total amount for payment of the PLR 2023 is limited to 6.25% (six point twenty-five percent) of the net income and 25% of the dividends distributed to Petrobras shareholders in the year, whichever is lower.

In 2023, the company provisioned R$ 2,925 (R$ 2,885 in the parent company) relating to profit sharing or results for the year of employees, recorded in other operating expenses. In 2022, the provision was R$684 (R$647 in the parent company) relating to PLR 2022.

Accounting policy for variable compensation programs (PRD, PPP and PLR)

The provisions for variable compensation programs are recognized on an accrual basis, during the periods in which the employees provided services. They represent the estimates of future disbursements arising from past events, based on the criteria and metrics of the PRD, PPP and PLR, provided that the requirements for activating these programs are met and that the obligation can be reliably estimated.

18.2 ..Termination benefits

They are those provided by the termination of the employment contract as a result of: i) the company's decision to terminate the employee's employment before the normal retirement date; or ii) the employee's decision to accept an offer of benefits in exchange for termination of employment.

Voluntary severance programs

The Company has voluntary severance programs specific for employees of the corporate segment and of divested assets, which provide for the same legal and indemnity advantages.

In 2023, 481 employees retired through these programs, while there were 55 enrollments and 179 withdrawals. Changes to the provisions for termination benefits are presented as follows:

	Consolidated		Parent Company
	2023	2022	2023	2022
Opening Balance	1,005	1,950	1,005	1,950
Effects in the statement of income	(43)	92	(43)	82
Enrollments	37	98	37	88
Revision of provisions	(80)	(6)	(80)	(6)
Effects in cash and cash equivalents	(270)	(1,037)	(270)	(1,027)
Settlements in the period	(270)	(1,037)	(270)	(1,027)
Closing Balance	692	1,005	692	1,005
Current	390	392	390	392
Non-current	302	613	302	613

The provision for expenses is recognized as employees enroll to the programs.

The company deferred the payment of compensation in two installments, the first being at the time of dismissal, together with the legal severance pay, and the second, when applicable, 12 months after payment of the first installment.

As of December 31, 2023, the amount of R$127 corresponds to the second installment of 494 terminated employees and the amount of R$565 corresponds to 1,046 employees enrolled in voluntary termination programs scheduled to leave by December 2025, totaling the amount of R$692.

18.3 ..Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five other major types of post-retirement pension benefits (collectively referred to as “pension plans”).

The balances related to post-employment benefits granted to employees are shown below:

49

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Liabilities
Health Care Plan - AMS: Saúde Petrobras	46,772	30,330	45,516	29,530
Petros Pension Plan - Renegotiated (PPSP-R)	20,437	18,813	20,437	18,813
Petros Pension Plan - Non-renegotiated (PPSP-NR)	6,479	5,431	6,479	5,431
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,513	1,484	2,513	1,484
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,234	1,767	2,234	1,767
Petros 2 Pension Plan (PP-2)	873	850	730	725
Total	79,308	58,675	77,909	57,750
Current	4,392	3,750	4,392	3,750
Non-current	74,916	54,925	73,517	54,000

18.3.1.	Nature and risks associated with defined benefit plans

Health Care Plan

The health plan, named AMS (Saúde Petrobras), is administered and operated by the Associação Petrobras de Saúde (APS), a non-profit civil association and includes prevention and health care programs. The plan offers health assistance to all current employees, retirees, pensioners and eligible family groups, in accordance with the criteria defined in the regulations, and is open to new employees.

Currently sponsored by Petrobras, Transpetro, PBIO, TBG and Termobahia, the plan is mainly exposed to the risk of increased medical costs due to inflation, new technologies, new types of coverage and a higher level of use of medical benefits. The company continually improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries, in order to mitigate this risk.

Employees, retirees and pensioners make monthly fixed contributions to cover high-risk procedures and variable contributions referring to the cost of other medical and dental procedures, both based on the plan's contribution tables, which are defined based on parameters, such as the salary and age ranges. The plan also includes assistance with the purchase of some medicines through reimbursement or purchase and home delivery, with co-participation from the beneficiaries.

Payment of the assistance cost is made by the Company based on the beneficiaries' use. The financial participation of the company and beneficiaries in expenses is established in the collective bargaining agreement, currently being 60% (sixty percent) by the company and 40% (forty percent) by the participants.

As provided for in clause 37 – paragraph 2 of the Collective Agreement 2023-2025, if CGPAR Resolutions No. 42/2022 and No. 49/2023 are revoked or amended, enabling adjustments in the health plan funding relationship, the company and union entities will meet to implement a new costing relationship, in order to have less impact on the remuneration/earnings of their beneficiaries (financially responsible), in accordance with the costing relationship historically adopted by Petrobras.

Annual health plan review

On December 31, 2023, the liability was remeasured using current actuarial assumptions, the result of which is shown in table (a) of item 18.3.2 – Amounts in the financial statements related to defined benefit plans.

Pension plans

The sponsored pension plans are managed by Petros Foundation, which was constituted as a non-profit legal entity governed by private law with administrative and financial autonomy.

The pension plans are regulated by the Conselho Nacional de Previdência Complementar – CNPC, which includes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros periodically evaluates the plans in compliance with the supplementary pension rules in force and, when applicable, establishes measures with the objective of offering sustainability to the plans.

The net obligation with pension plans recorded by the company has a different recognition methodology than that applicable to pension funds, regulated by the Conselho Nacional de Previdência Complementar (CNPC).

50

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

On March 29, 2023, the Petros Deliberative Council approved the financial statements of the pension plans sponsored by the company for the year ending December 31, 2022.

The main differences in accounting practices for calculating the actuarial commitment on December 31, 2022, adopted in Brazil (CNPC and CVM) between the Pension Fund and the Sponsor, are shown in the table below.

The updated table with the results of the plans on December 31, 2023 will be disclosed in the explanatory note for the 1st quarter of 2024, after approval by the Petros Deliberative Council of its financial statements for the respective year.

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	1,721	1,781
Ordinary and extraordinary future contributions - sponsor	21,977	5,627
Contributions related to the TFC - sponsor	3,608	2,041
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(7,009)	(2,251)
Net actuarial liability recorded by the Company	20,297	7,198
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

•	Sponsor Contributions – According to the CNPC criterion, Petros considers, in calculating the obligation, in addition to the future flow of participants, the future flow of normal and extraordinary employer contributions, discounted to present value, while the company, according to the CVM criterion, only considers such employer flows to the extent in which they are carried out.
•	Financial Assumptions - the main difference is the definition of the real interest rate established by Petros, which is according to the expected profitability of the current investment portfolios and the parameters published by the CNPC, considering a moving average of recent years in setting safety limits. On the other hand, the Company determines the real interest rates through an equivalent rate that combines the maturity profile of pension and healthcare obligations with the future yield curve of long-term Brazilian Federal Government securities (“Tesouro IPCA”, formerly known as NTN), observing the spot position at the end of the closing exercise considered.
•	Changes in the fair value of plan assets – Petros measures government securities based on its curve, with a portfolio immunization strategy, while in the Company measures at market value.

The major post-retirement pension benefits sponsored by the Company are:

•	Petros Plan - Renegotiated (PPSP-R);
•	Petros Plan - Renegotiated - Pre-70 (PPSP-R Pre-70);
•	Petros Plan - Non-renegotiated (PPSP-NR);
•	Petros Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre-70);
•	Petros 2 Plan (PP-2); and
•	Petros 3 Plan (PP-3).

Currently the PPSP – R, PPSP-R Pre-70, PPSP-NR, PPSP-NR Pre-70 and Petros 3 plans are sponsored by Petrobras, and the Petros 2 Plan sponsored by: Petrobras, Transpetro, PBIO, TBG, Termobahia and Termomacaé.

The Petrobras System Petros Plan (PPSP), originally established by the company in July 1970, was split in 2018 into the PPSP-R and PPSP-NR plans. On January 1, 2020, the PPSP-R and PPSP-NR plans were split and gave rise to the PPSP-R Pre-70 and PPSP-NR Pre-70 plans.

Pension plans supplement the income of their participants during retirement, in addition to guaranteeing a death pension to their beneficiaries. The benefit consists of a monthly income complementary to the benefit granted by the National Social Security Institute (INSS).

The following table provides other characteristics of these plans:

51

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	PPSP-R	PPSP-R	PPSP-NR	PPSP-NR	PP-2	PP-3
		Pre-70		Pre-70
Modality	Defined Benefit	Defined Benefit	Defined Benefit	Defined Benefit	Variable Contribution (defined benefit and defined contribution portions)	Defined Contribution
Participants of the plan	Generally covers employees and former employees who joined the company after 1970 that agreed with changes proposed by the Company in its original pension plan (P0) and amendments.

Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted.

			Generally covers employees and former employees who joined the company after 1970 that did not agree with changes proposed by the Company in its original pension plan (P0) and amendments	Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted and did not agreed with changes in in its original pension plan (P0) and amendments.	This Plan was established in 2007, also covering employees and former employees that moved from other existing plans.	This plan was implemented in 2021, exclusive option for voluntary migration of employees and retirees from the PPSP-R and PPSP-NR plans.
New enrollments	Closed	Closed	Closed	Closed	Open	Closed
Retirement payments	Lifetime monthly payments supplementing the benefit granted by the Brazilian National Institute of Social Security.				Lifetime defined benefit monthly payments or non- defined benefit monthly payments in accordance with the participant's election.	Undefined benefit with monthly payments, in accordance with the participant election.
Other general benefits	Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.					Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.
Indexation of Retirement payments by the plan	Based on the Nationwide Consumer Price Index.		Based on the current index levels applicable to active employees’ salaries and the indexes set out by the Brazilian National Institute of Social Security.		Lifetime monthly payments: based on the Nationwide Consumer Price Index Undefined benefit monthly payments: based on the variation of individual account quota.	Undefined benefit monthly payments: based on the variation of individual account quota.

Parity contributions made by participants and the Company to the plans	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	Regular contributions during the employment relationship, saving for the undefined benefit, accumulated in individual accounts
	i) normal contributions that covers expected cost of the plans in the long term; and	normal contributions that covers expected cost of the plans in the long term.	i) normal contributions that covers expected cost of the plans in the long term; and	normal contributions that covers expected cost of the plans in the long term.	i) normal contributions that covers expected cost of the plans in the long term; and
	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits (these contributions are not currently being made but may occur in the future).
Terms of Financial Commitment - TFC (debt agreements) assumed by the Company to settle the deficits. Amounts to be paid to Petros Foundation (1).	Financial obligations with a principal amounting to R$633 at 12/31/2023.	Financial obligations with a principal amounting to R$1,886 at 12/31/2023.	Financial obligations settled early in 2021.	Financial obligations with a principal amounting to R$1,295 at 12/31/2023.	N/A	N/A
Annually remeasured in accordance with actuarial assumptions, with semi-annual payment of interest based on the updated balance and maturing in 2028.
(1) This obligation is recorded in these financial statements, within actuarial liabilities.

52

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Debt Assumption Instrument relating to Deficit Settlement Plan 2015 (PED 2015)

On October 18, 2022, the company formalized its payment commitment referring to the extraordinary employer contributions of the deficit equation plan - 2015 (PED 2015), implemented in 2017, together with the pension plans Petros Renegotiated and Non-Renegotiated (PPSP- R and PPSP-NR). Payments of extraordinary contributions were not previously made due to court injunctions.

The amount related to Petrobras is R$ 1,114 and refers to amounts not charged in the period from July 2020 to December 2021. The amount of R$ 229 was paid on October 28, 2022, and the remainder refers to the installments falling due, will be paid according to the payroll in return for the collection of the portion of participants and assisted persons.

The effect of the PED 2015, on the PPSP R and PPSP NR pension plans, has already been recognized in the financial statements for the year in which it was implemented.

On December 31, 2023, the balance of the Private Instrument is R$800, comprising the record of the actuarial liability amount (R$ 876 on December 31, 2022).

Deficit Equation Plan 2021 (PED) - Petros Renegotiated Plan

On April 1, 2023, the deficit resolution plan (PED) for the 2021 fiscal year, of the Petros Renegotiated Plan (PPSP-R), came into effect, with the beginning of extraordinary charges on the payrolls of active and assisted employees as from April/23, after a favorable statement from SEST (supervisory body of the sponsor Petrobras), which took place on March 17, 2023.

The PED 2021 had already been approved by the Deliberative Council (CD) of Petros on November 10, 2022 and the deficit calculated for the 2021 fiscal year, of R$ 8,515, is being resolved between the sponsors and the PPSP-R participants, considering the contribution parity limit, with Petrobras being responsible for the total amount of R$4,012, positioned on December 31, 2022, which will be paid in monthly installments for the entire period of the plan's existence.

Deficit Settlement Plan 2022 referring to the PPSP-NR plan (PED 2022)

On December 22, 2023, the Company's Board of Directors approved a plan to settle the deficit registered by the PPSP-NR in 2022 (PED 2022), which was submitted for review by the SEST.

The PED 2022 provides for the settlement of a R$1,557 deficit as of December 31, 2022, which meets the solvency needs of the plan, according to studies conducted by the Petros Foundation. This deficit, updated by the actuarial target of the plan until December 2023, amounts to R$ 1,775.

According to Supplementary Laws 108/2001 and 109/2001, as well as Resolution No. 30/2018 of the CNPC, the deficit must be settled in equal parts among sponsors and participants of the PPSP-NR. Therefore, the Company will contribute with R$ 827 of the deficit updated until December 2023.

Before the implementation of extraordinary collections of the PED 2022 by the Petros Foundation, scheduled to begin in April 2024, this settlement plan must receive a favorable assessment from the SEST.

The disbursement by the sponsors will decrease over the life of the plan, with an estimated additional average annual flow of R$ 60 in the first 5 years.

The actuarial liability of the PPSP-NR as of December 31, 2023 reflects the effects of implementing new extraordinary contributions following the implementation of the PED 2022.

Annual review of pension plans

As on December 31, 2023, liabilities were remeasured using the actuarial assumptions in force, the results of which are shown in table (a) of item 18.3.2 – Amounts in the financial statements related to defined benefit plans.

18.3.2.Amounts in the financial statements related to defined benefit plans

a)	Changes in obligations recognized in the Statement of Financial Position
53

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Represents the company's obligation, net of collateral assets and discounted to present value, calculated in accordance with the methodology established in CPC 33 (R1) - Employee Benefits (IAS 19), approved by CVM Resolution No. 110/2022, which differs from the accounting and actuarial practices adopted by the pension funds regulated by the Conselho Nacional de Previdência Complementar.

As of December 31, 2023, the increase in actuarial liabilities with post-employment benefit plans of R$20,633 basically refers to the actuarial loss of R$17,552, recognized in shareholders' equity, with the remeasurement of the liability arising from variations in actuarial assumptions, largely due to the increase in hospital medical costs - VCMH, drop in the real discount rate applied to plan liabilities, being partially offset by the return on guaranteeing assets.

Information on variations in the main assumptions applied to the actuarial review is set out in note 18.3.6 – Measurement uncertainties associated with the defined benefit obligation.

The movement of obligations with defined benefit pension and health plans is represented below:

	Consolidated
	2023
				Pension Plans	Health Care Plan
		PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Amounts recognized in the Statement of Financial Position
Present value of obligations		72,337	23,271	6,564	46,772	148,944
(-) Fair value of plan assets		(49,387)	(14,558)	(5,691)	−	(69,636)
Net actuarial liabilities on December 31		22,950	8,713	873	46,772	79,308
Changes in net actuarial liabilities
Balance on January 1st		20,297	7,198	850	30,330	58,675
Recognized in income – cost and expenses		2,442	843	153	4,257	7,695
Current service cost		55	12	52	720	839
Interest cost, net		2,387	831	101	3,537	6,856
Recognized in Equity - other comprehensive income		2,128	1,244	(71)	14,251	17,552
Remeasurement: actuarial (gains)/losses (2)		2,128	1,244	(71)	14,251	17,552
Cash effects		(1,918)	(573)	(60)	(2,066)	(4,617)
Contributions paid		(1,777)	(512)	(60)	(2,066)	(4,415)
Payments related to Term of financial commitment		(141)	(61)	−	−	(202)
Other changes		1	1	1	−	3
Balance of actuarial liability as of December 31		22,950	8,713	873	46,772	79,308
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Includes the complement of R$ 570 on December 31, 2022.

	Consolidated
	2022
	Pension plans			Health Care Plan	Other plans
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras		Total
Amounts recognized in the Statement of Financial Position
Present value of obligations	66,635	21,489	5,750	30,330	−	124,204
(-) Fair value of plan assets	(46,338)	(14,291)	(4,900)	−	−	(65,529)
Net actuarial liabilities on December 31	20,297	7,198	850	30,330	−	58,675
Changes in net actuarial liabilities
Balance on January 1st	22,599	6,523	918	25,029	61	55,130
Recognized in income – cost and expenses	2,357	669	167	3,140	−	6,333
Current service cost	49	7	68	540	−	664
Interest cost, net	2,308	662	99	2,600	−	5,669
Recognized in Equity - other comprehensive income	2,207	2,187	(239)	4,145	(3)	8,297
Remeasurement: actuarial (gains)/losses	2,207	2,187	(239)	4,145	(3)	8,297
Cash effects	(6,866)	(2,181)	−	(1,987)	(1)	(11,035)
Contributions paid	(1,574)	(485)	−	(1,987)	(1)	(4,047)
Payments related to Term of financial commitment (2)	(5,292)	(1,696)	−	−	−	(6,988)
Other changes	−	−	4	3	(57)	(50)
Balance of actuarial liability as of December 31	20,297	7,198	850	30,330	−	58,675
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**)Includes the payment of R$ 6,882 of part of the principal of the Term of Financial Commitment (TCF) made on February 25, 2022.
54

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
b)	Changes in the present value of the obligation
		Consolidated
		2023
				Pension Plans	Health Care Plan
		PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Changes
Present value of obligations at beginning of year		66,635	21,489	5,750	30,330	124,204
Recognized in income		7,771	2,468	716	4,257	15,212
Interest cost		7,716	2,456	664	3,537	14,373
Service cost		55	12	52	720	839
Recognized in the Statement of Financial Position - other comprehensive income		3,623	1,346	355	14,251	19,575
Remeasurement: Actuarial (gains)/losses – experience (2)		(1,560)	(526)	(465)	264	(2,287)
Remeasurement: Actuarial (gains)/losses – demographic hypotheses		4,563	393	(3)	625	5,578
Remeasurement: Actuarial (gains)/losses – financial hypotheses (2)		620	1,479	823	13,362	16,284
Others		(5,692)	(2,032)	(257)	(2,066)	(10,047)
Benefits paid, net of assisted contributions		(5,819)	(2,061)	(305)	(2,066)	(10,251)
Contributions from participants		126	28	47	−	201
Others		1	1	1	−	3
Present value of obligations at the end of the year		72,337	23,271	6,564	46,772	148,944
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans,
(2) Includes the complement of R$ 570 of 2022.

	Consolidated 2022
	Pension Plans			Health Care Plan	Other plans
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras		Total
Changes
Present value of obligations at beginning of year	64,068	19,446	5,509	25,029	52	114,104
Recognized in income	6,591	1,979	642	3,140	−	12,352
Interest cost	6,542	1,972	574	2,600	−	11,688
Service cost	49	7	68	540	−	664
Recognized in the Statement of Financial Position - other comprehensive income	1,477	1,995	(35)	4,145	(3)	7,579
Remeasurement: Actuarial (gains)/losses – experience	7,172	3,601	492	(1,449)	(3)	9,813
Remeasurement: Actuarial (gains)/losses – demographic hypotheses	−	23	31	(131)	−	(77)
Remeasurement: Actuarial (gains)/losses – financial hypotheses	(5,695)	(1,629)	(558)	5,725	−	(2,157)
Others	(5,501)	(1,931)	(366)	(1,984)	(49)	(9,831)
Benefits paid, net of assisted contributions	(5,621)	(1,960)	(370)	(1,987)	(1)	(9,939)
Contributions from participants	120	29	−	−	−	149
Others	−	−	4	3	(48)	(41)
Present value of obligations at the end of the year	66,635	21,489	5,750	30,330	−	124,204
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans

c) Changes on the fair value of plan assets

Petrobras has four pension plans, PPSP-R, PPSP-NR, PPSP-R pre-70 and PPSP-NR pre-70, in the phase of consumption of the guaranteeing asset, and one plan, PP2, whose most participants is in the wealth accumulation phase.

The evolution of the guaranteeing asset reflects these characteristics of the plans, being the result of the inflow of contributions and the redemption of assets for payment of benefits, in addition to the influence of the profitability of the investments of the assets.

55

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Consolidated
		2023
				Pension Plans	Health Care Plan
		PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Changes
Fair value of plan assets at beginning of year		46,338	14,291	4,900	−	65,529
Recognized in income - costs and expenses		5,329	1,625	563	−	7,517
Interest income		5,329	1,625	563	−	7,517
Recognized in the Statement of Financial Position - other comprehensive income		1,495	102	426	−	2,023
Remeasurement: Return on assets greater/(less) than the discount rate		1,495	102	426	−	2,023
Cash effect		1,918	573	60	2,066	4,617
Contributions paid by the company		1,777	512	60	2,066	4,415
Payments linked to the term of financial commitment		141	61	−	−	202
Other changes		(5,693)	(2,033)	(258)	(2,066)	(10,050)
Contributions of participants		126	28	47	−	201
Benefits paid by the plan, net of assisted contributions		(5,819)	(2,061)	(305)	(2,066)	(10,251)
Others		49,387	14,558	5,691	−	69,636
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

	Consolidated 2022
	Pension plans			Health care plans
	PPSP-R (1)	PPSP-NR(1)	PP2	AMS-Saúde Petrobras	Other plans	Total
Changes
Fair value of plan assets at beginning of year	41,469	12,923	4,591	−	(9)	58,974
Recognized in income - costs and expenses	4,234	1,310	475	−	−	6,019
Interest income	4,234	1,310	475	−	−	6,019
Recognized in the Statement of Financial Position - other comprehensive income	(730)	(192)	204	−	−	(718)
Remeasurement: Return on assets greater/(less) than the discount rate	(730)	(192)	204	−	−	(718)
Cash effect	6,866	2,181	−	1,987	1	11,035
Contributions paid by the company	1,574	485	−	1,987	1	4,047
Payments linked to the term of financial commitment	5,292	1,696	−	−	−	6,988
Other changes	(5,501)	(1,931)	(370)	(1,987)	8	(9,781)
Contributions of participants	120	29	−	−	−	149
Benefits paid by the plan, net of assisted contributions	(5,621)	(1,960)	(370)	(1,987)	(1)	(9,939)
Transfer and contribution to PP3	−	−	−	−	9	9
Fair value of plan assets at the end of year	46,338	14,291	4,900	−	−	65,529
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

Pension Plan assets – investment management

Petros Foundation annually prepares Investment Policies (PI) specific to each plan, following two models:

(i)	for Petros 2, the achievement of the actuarial goal with the lowest value at risk; and
(ii)	for defined benefit plans, the minimal mismatch in net cash flows, conditioned to the achievement of the actuarial target.

Pension plans assets follow a long-term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros Foundation establishes investment policies for 5-year periods, reviewed annually and uses an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

The pension plan assets by type of asset are set out as follows:

	Consolidated
	2023				2022
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Receivables	−	7,096	7,096	10%	7,062	11%
56

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Fixed income	15,548	37,267	52,815	76%	46,144	70%
Government bonds	8,500	37,247	45,747		38,873
Fixed income funds	3,803	1	3,804		4,508
Other investments	3,245	19	3,264		2,763
Variable income	3,556	1,018	4,574	6%	7,450	12%
Spot shares	3,556	−	3,556		6,180
Other investments	−	1,018	1,018		1,270
Structured investments	895	152	1,047	2%	830	1%
Real estate properties	−	2,621	2,621	4%	2,555	4%
	19,999	48,154	68,153	98%	64,041	98%
Loans to participants	−	1,483	1,483	2%	1,488	2%
Fair value of plan assets at the end of the year	19,999	49,637	69,636	100%	65,529	100%

There is no guarantee asset for the health plan. Pension plan assets related to loans granted to participants are valued at amortized cost, which approximates market value.

As of December 31, 2023, investments include common shares, of R$7, all issued by Petrobras, and properties rented by the company of R$128 per year.

d) Components of expenses with pension and health plans recognized in the statement of income

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	AMS-Saúde Petrobras
Related to active employees (cost and expenses)	(235)	(45)	(71)	(1,496)	(1,847)
Related to retired employees (other income and expenses)	(2,207)	(798)	(82)	(2,761)	(5,848)
Expenses for the year – 2023	(2,442)	(843)	(153)	(4,257)	(7,695)
Expenses for the year – 2022	(2,357)	(669)	(167)	(3,140)	(6,333)
(1) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70.

18.3.3. Contributions

In the 2023 fiscal year, the company contributed a total of R$4,617 (R$11,035 in the 2022 fiscal year) to the defined benefit plans, which reduced the balance of obligations, according to note 18.3.2. Additionally, it contributed R$ 1,159 (R$ 1,020 in 2022) to the defined contribution portion of the PP2 plan and R$ 9 (R$ 9 in 2022) of the PP3 plan, which were recognized in funding and in the statement of income.

The expected contributions from the PPSP-R, PPSP-NR, PPSP R pre-70, PPSP-NR pre-70 and PP2 risk portion plans, for 2024, total R$2,536. The defined contribution portion of the Petros 2 Plan amounts to R$1,154.

The portion of the contribution with defined benefit characteristics of PP2 (minimum risk and guarantees), which had been suspended since July 2012, was reestablished in April 2023, according to a decision by the Petros Deliberative Council. In this way, a portion of the monthly contribution began to be allocated again to cover risk (payment of lump sum death benefit, Minimum Guarantees and others) and reducing the balance of the actuarial obligation as contributions are made.

18.3.4. Expected cash flows

The estimate below reflects only the expected future cash flows to meet the defined benefit obligation recognized at the end of the reporting period of December 31, 2023.

					2023	2022
	Pension Plan			Health Care Plan
Maturity profile of the present value of the obligations	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total	Total
Until 1 year	1,089	1,875	405	1,880	5,249	9,017
From 1 to 5 years	23,796	7,756	1,748	10,056	43,356	36,634
From 6 to 10 years	17,325	5,445	1,335	9,636	33,741	28,009
From 11 to 15 years	12,170	3,615	992	7,964	24,741	19,626
Above 15 years	17,957	4,580	2,084	17,236	41,857	30,918
Total	72,337	23,271	6,564	46,772	148,944	124,204
57

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

18.3.5. Future payments to participants of defined benefit plans that are closed to new members

The following table provides the period during which the defined benefit obligation associated with these plans will impact the Company's financial statements.

	PPSP-R	PPSP-R Pre-70	PPSP-NR	PPSP-NR Pre-70
Weighted average duration of the defined benefit obligation	11.18 Years	7.29 Years	10.92 Years	7.22 Years

18.3.6. Measurement uncertainties associated with the defined benefit obligation

The significant financial and demographic actuarial assumptions used to determine the defined benefit obligation are presented in the following table:

					Pension Plans	2023 Health Care Plan
	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	AMS-Saúde Petrobras
Nominal discount rate (including inflation) (1)	9.53%	9.52%	9.46%	9.46%	9.56%	9.56%
Real discount rate	5.42%	5.41%	5.35%	5.35%	5.45%	5.45%
Nominal expected salary growth (including inflation)(2)	4.89%	4.63%	4.89%	4.63%	7.07%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	13.11% to 3.75% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: PPSP-R: Ex Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022	Assets: PP-2: Disability Experience PP-2 2022 Assisted: n/a
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	IAPB-57 strong, 30% smoothed	PPSP-R: AT-49 male
Age of retirement	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56 years / Female, 55 years

(1) Inflation reflects market projections: 3.90% for 2024 and converging to 3.75% in 2031 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

58

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

					Pension Plans	2022 Health Care Plan
	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	AMS-Saúde Petrobras
Nominal discount rate (including inflation) (1)	11.95%	11.95%	11.93%	11.93%	11.97%	11.97%
Real discount rate	6.16%	6.16%	6.15%	6.15%	6.18%	6.18%
Nominal expected salary growth (including inflation)(2)	6.27%	6.16%	6.27%	6.16%	7.74%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	9.87% a 3.25% p.a.
Mortality table	Petros Experience 2013	Petros Experiences 2020	Petros Experiences 2016	Petros Experiences 2020	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: Ex Petros 2013
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022	Assets: PP-2: Disability Experience PP-2 2022 Assisted: n/a
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	IAPB-57 strong, 30% smoothed	AT-49 male
Age of retirement	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	n/a	n/a	1st eligibility	Male, 56 years / Female, 55 years

(1) Inflation reflects market projections: 5.45% for 2023 and converging to 3.25% in 2027 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

The most significant assumptions are described in Note 4.4.

18.3.7.Sensitivity analysis of the defined benefit plans

The effect of a 1 p.p. change in the assumed discount rate and rate of change in medical cost is as set out below:

	Consolidated
	Discount rate				Rate of change in medical and hospital costs
	Pension plan		Health care plan		Health care plan
	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.
Actuarial obligation	(8,734)	11,412	(5,334)	6,604	6,721	(5,486)
Service cost and interest	(150)	355	(324)	399	958	(761)

Accounting policy for post-employment defined benefits

Actuarial commitments related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by independent qualified actuaries (updating for material changes in actuarial assumptions and estimates of expected future benefits), using the projected unit credit method, net of the fair value of plan assets, when applicable, from which the obligations are to be directly settled.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation. Actuarial assumptions include demographic and financial assumptions, medical costs estimate, historical data related to benefits paid and employee contributions, as set out in note 4.

Service cost are accounted for within the statement of income and comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, modification, or withdrawal of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

59

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Net interest on the net defined benefit liability is the change during the period in the net defined benefit liability that arises from the passage of time. Such interest is accounted for in the statement of income.

Remeasurement of the net defined benefit liability is recognized in shareholders’ equity, in other comprehensive income, and comprises: (i) actuarial gains and losses and; (ii) return on plan assets, excluding net interest on the net defined liability, net of defined benefit plan assets.

The Company also contributes to defined contribution plans, on a parity basis in relation to the employee's contribution, that are expensed when incurred.

19.	Provisions for legal proceedings, judicial deposits and contingent liabilities
19.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings based on the best estimate of the costs for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable; (iii) claims for alleged non-payment of CIDE on imports of propane and butane; and (iv) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems; and (iii) legal and administrative proceedings that discuss differences of royalties and special participation charges in several fields.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

	Consolidated		Parent Company
Non-current liabilities	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Labor claims	3,902	3,844	3,561	3,482
Tax claims	2,633	2,433	2,483	2,299
Civil claims	7,813	7,847	7,512	7,558
Environmental claims	1,652	1,579	1,299	1,270
Total	16,000	15,703	14,855	14,609

	Consolidated		Parent Company
	2023	2022	2023	2022
Opening Balance	15,703	11,263	14,609	10,382
Additions, net of reversals	1,967	5,558	1,701	5,210
Use of provision	(3,525)	(2,509)	(3,221)	(2,337)
Accruals and charges	1,875	1,399	1,766	1,354
Others	(20)	(8)	−	−
Closing balance	16,000	15,703	14,855	14,609

In preparing the financial statements for the period ended December 31, 2023, the company considered all available information related to the processes in which it is a party involved in making the estimates of the amounts of the obligations and the probability of outflow of funds.

60

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2023, the increase in liabilities is mainly due to changes occurring in the following cases: (i) R$355 in the provision relating to labor claims; (ii) R$215 in the provision for civil litigation involving the purchase and sale of assets, partially offset by; (iii) reduction of R$276 in the provision for litigation involving corporate conflict and; (iv) reduction of R$235 due to the payment of shares involving royalties and special participation.

19.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated		Parent Company
Non-current assets	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Tax	51,350	41,095	51,205	40,961
Labor	4,739	4,735	4,512	4,483
Civil	14,411	10,899	14,394	10,884
Environmental	555	569	521	541
Others	335	373	336	370
Total	71,390	57,671	70,968	57,239

	Consolidated		Parent Company
	2023	2022	2023	2022
Opening Balance	57,671	44,858	57,239	44,543
Additions	8,663	8,822	8,623	8,671
Use	(738)	(590)	(662)	(533)
Financial accruals and charges	5,830	4,635	5,803	4,612
Others	(36)	(54)	(35)	(54)
Closing balance	71,390	57,671	70,968	57,239

In 2023, the company made judicial deposits in the amount of R$8,663, with emphasis on the deposits and the nature of the linked contingencies: (i) R$2,881 referring to the incidence of CIDE, PIS and COFINS related to platform chartering; (ii) R$ 1,978 referring to production values related to the unification of production fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (iii) R$ 1,482 referring to Corporate Income Tax and Social Contribution due to the non-addition of income from subsidiaries and associated companies domiciled abroad to the parent company's Corporate Income Tax and Social Contribution calculation base; (iv) R$729 referring to Corporate Income Tax and Social Contribution in the deduction of expenses with Petros; (v) R$478 relating to non-payment of Social Security Contributions on bonuses paid to employees; and (vi) R$457 referring to the recalculation of production taxes in production from the Albacora field.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$ 200, which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of December 31, 2023, the balance of production capacity held in guarantee in the NJP is R$ 38,714.

19.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of December 31, 2023, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

61

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
Nature	12.31.2023	12.31.2022
Tax	180,040	167,457
Labor	49,138	43,163
Civil	55,458	39,381
Environmental	6,910	6,561
Total	291,546	256,562

19.3.1.Composition of contingent liabilities

The tables below detail the main causes of tax, labor, civil and environmental nature, whose expectations of losses are classified as possible.

62

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of tax matters	2023	2022
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the Company, and will continue to defend its opinion.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understands there is a possible likelihood of loss, since there are legal predictions in line with the position of the Company. In 2023, the amounts increased mainly due to inflation indexation, partially offset by the reduction in amounts of three cases already in the judicial phase that had unfavorable decisions in the Conselho Administrativo de Recursos Fiscais - CARF by the casting vote, and, as a result, the amounts of the fines were excluded from the active debt, in accordance with paragraph nine-A, article 25, of Law no. 14,689/2023.

	55,234	54,191
2) Income from foreign subsidiaries located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company. In 2023, there was a reduction in amounts, partially offset by the inflation indexation, considering that, in four cases already in the judicial phase, there were unfavorable decisions in the CARF by the casting vote, and, as a result, the amounts of the fines were excluded from the active debt, in accordance with paragraph nine-A, article 25, of Law no. 14,689/2023.	20,625	22,936
3) Collection of Import tax (II), PIS/COFINS and customs fines including Petrobras as jointly liable.
Current status: Awaiting judgment of the Brazilian Federal Government appeal, at the CARF, because of a lower court administrative decision favorable to the Company. In 2023, the increase refers, in particular, to inflation indexation.	13,905	12,597
4) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2023, new tax notices were issued.	8,793	3,680
5) Collection of IRPJ and CSLL - Transfer price - Charter contracts
Current status: The processes are in the administrative level. There are two decisions, one favorable and the other unfavorable to Petrobras in the first instance. The appeals from the Company and the Brazilian Federal Government are awaited. In 2023, the Company received a new tax notice relating to 2018.	6,867	2,597
6) Deduction of the PIS and COFINS tax base, including in ship or pay contracts and charters of aircraft and vessels.
Current status: The claims involve lawsuits in different administrative and judicial stages. In 2023, the increase refers, in particular, to inflation indexation.	6,633	5,146
7) Collection of PIS/COFINS – Incidences on Amnesties.
Current status: Collection of social contributions PIS/COFINS, resulting from the tax transaction provided for in article 3 of Law 13,586/2017. The Embargoes on Execution are in the stage of producing expert evidence. In 2023, the increase refers, in particular, to the registration of the debt in Active Debt of the Brazilian Federal Government.	6,116	4,538
8) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels.	5,149	4,810
9) Deduction of the IRPJ and CSLL tax base of the amounts paid as an incentive to the Petros Plan renegotiation and past service.
Current status: This claim involves lawsuits in different judicial stages.	3,498	3,373
10) Income taxes (IRPJ and CSLL) - Capital gains and Amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative stages.	2,798	2,614
11) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages.	2,632	2,530
12) Import tax, PIS/COFINS and customs fines - Import of vessels through Repetro's Special Customs Regime.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2023, a new tax notice was issued against the Company.	1,949	1,534
13) Customs – Fines of 1% and 5% on the Customs Value.
Fines applied to the customs value of imported products due to inaccurated information in import declarations.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,320	1,251
Plaintiff: States of SP, RJ, BA, PA, AL, MA, PB, PE, AM and SE Finance Departments
63

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

14) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,488	2,219
Plaintiff: States of RJ and BA Finance Departments
15) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,650	4,393
Plaintiff: States of PE and RJ Finance Departments
16) VAT Tax (ICMS) on imports required by Brazilian States.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2023, the reduction refers, in particular, to the change in the expectation of loss of several processes, from possible to remote, due to the effects of the decision of the Constitutional Declaratory Action (ADC) 49 of the Federal Supreme Court.	1,718	2,293
Plaintiff: States of RJ, AM, PA, BA, MA, SP, RO, PE and RS Finance Departments
17) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2023, the increase resulted, in particular, from the receipt of new tax notices and inflation indexation.	6,087	4,782
Plaintiff: States of RJ, BA, PE and MT Finance Departments
18) The plaintiff alleges that the transfers between branches, especially in RJ, without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2023, the increase refers, in particular, to the inflation indexation, partially offset by the change in the expectation of loss of several processes, from possible to remote, due to the effects of the decision of the Constitutional Declaratory Action (ADC) 49 of the Supreme Federal Court.	4,972	4,846
Plaintiff: States of RJ, BA, PB, SE, SP, ES, CE and PE Finance Departments
19) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the inspection, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2023, the reduction refers, in particular, to the change in the expectation of several processes, from possible to remote loss, due to the effects of the decision of the Constitutional Declaratory Action (ADC) 49 of the Supreme Federal Court.	1,810	3,587
Plaintiff: States of RJ, PR, AM, BA, PA, PE, SP, PB and AL Finance Departments
20) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,419	4,167
Plaintiff: State of SP Finance Department
21) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,446	1,373
Plaintiff: States of RJ, SP, BA, PE, PR and CE Finance Departments
22) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2023, the increase resulted, in particular, from the receipt of new tax notices and inflation indexation.	2,790	2,494
Plaintiff: States of RJ, SP, BA, PA and AM Finance Departments
23) Misappropriation of VAT tax credit (ICMS) on the acquisitions of drills and chemicals used in the formulation of drilling fluid, per the tax authorities.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2023, the reduction refers, in particular, to the change in the expectation of several processes from possible to remote loss, due to the effects of the decision of the Constitutional Declaratory Action (ADC) 49 of the Brazilian Superior Court.	392	2,537
Plaintiff: States of AC, PA, AM, MA, BA, PB, PE, SE, TO, GO, MT, RJ, SP, SC and PR Finance Departments
24) VAT Tax (ICMS) under substitution regime required by states.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2023, the increase resulted, in particular, from the receipt of new tax notices.	1,079	837
Plaintiff: Municipal government of Angra dos Reis/RJ
25) Added value of ICMS on oil import operations.
Current status: This claim involves lawsuits in several judicial stages. In 2023, due to a decision in favor of the Company's thesis, in the Brazilian Superior Court, which dismissed the Municipality's Special Appeal, the expectation of some processes was changed from possible to remote loss. A new tax notice was also received.	1,505	1,811
Plaintiff: Several Municipalities
26) Alleged failure to withhold and pay tax on services (ISSQN).
Current status: There are lawsuits in different administrative and judicial stages.	1,232	1,162
64

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

27) Other tax matters	9,933	9,159
Total for tax matters	180,040	167,457

		Estimate
Description of labor matters	2023	2022
Plaintiff: Employees and Sindipetro Unions.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The dispute is in the Federal Supreme Court (STF). On 07/28/2021, Petrobras filed an appeal and the Minister Rapporteur decided favorably to the Company, reforming the decision of the Plenary of the Superior Labor Court (TST) which was contrary to Petrobras. The judgment of the appeals filed by the author of the action and by several amici curiae in light of the aforementioned decision of the Minister Rapporteur was concluded by the judging panel on 11/10/2023, confirming, by 3 votes to 1, the decision that recognized the merit of the collective bargaining agreement signed between Petrobras and the unions. In 2023, the increase was due, in particular, to the inflation indexation and amounts added in the period. In January 2024, the ruling was published by the Supreme Court. Against the aforementioned ruling, the complainant and union entities filed an appeal for clarification, which was discussed in a virtual plenary session started on 02/23/2024 and ended on 03/01/2024. The declaratory embargoes were not recognized by unanimous decision of the first Panel of the Supreme Court, maintaining the decision in favor of Petrobras. This decision is still pending publication.	40,485	35,513
2) Other labor matters	8,653	7,650
Total for labor matters	49,138	43,163

65

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of civil matters	2023	2022
Plaintiff: Several goods and service providers
1) Claims related to goods and services supply contracts, with emphasis on discussions about economic and financial imbalance, contractual breach, fines and early termination of contracts.
Current status: The claims involve lawsuits in different judicial stages. In 2023, there was an increase in value due to new lawsuits and decisions unfavorable to Petrobras.	17,171	15,587
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
2) Proceedings challenging an ANP order requiring Petrobras to unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; and to unite Tartaruga Verde and Mestiça fields, which would cause changes in the payment of special participation charge.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows. In 2023, there was an increase in the value, due to the judicial deposits that are made by Petrobras:

a) Tupi and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the payment of these alleged differences were made directly to ANP, and such judicial deposits were resumed in the 2nd Quarter of 2019. The suspension of the arbitration was reversed by the BM-S-11 Consortium at the Brazilian Superior Court, so that the arbitration resumed its progress.

b) Baúna and Piracicaba: the Federal Regional Court of the Second Region upheld the suspension of arbitration. Petrobras filed appeals with the Superior Courts.

c) Tartaruga Verde and Mestiça: The Company has authorization to make the judicial deposits relating to these fields. The Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction on this claim and the arbitration is ongoing up to item 6 of the joint schedule (pre-hearing meeting) formulated by the parties.

	10,870	7,989
Plaintiff: Federations Oil Workers, Unions, employees and retired personnel from Petros
3) Collective and individual actions that discuss topics related to Petros plans.
Current status: The matter involves proceedings at different judicial stages. In 2023, the increase refers, in particular, to the change in the expectation of remote to possible loss in a collective action request.	10,772	33
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP and other agencies

4) Administrative and legal proceedings that discuss:

a) Difference in special participation and royalties in different fields;

b) Fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation. It also includes fines imposed by other agencies.

Current status: The claims involve lawsuits in different administrative and judicial stages.	10,721	10,333
Plaintiff: Legal entities that participated in the purchase and sale of Petrobras assets
5) Judicial and arbitration proceedings that discuss asset sales carried out by Petrobras.
Current status: The matter involves proceedings in different judicial and arbitration stages. In 2023, there was an increase in value due to the receipt of new processes.	1,163	816
6) Several civil proceedings, with emphasis on those related to expropriation and easement of passage and civil liability.	4,761	4,622
Total for civil matters	55,458	39,381

		Estimate
Description of environmental matters	2023	2022
Plaintiff: Several authors, notably: Ministério Público Federal, Ministérios Públicos Estaduais and public environmental bodies, such as IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis, state and municipal public bodies.
1) Several lawsuits of an environmental nature, with emphasis on fines related to the Company's operations and public civil action for alleged environmental damage due to the sinking of Platform P-36.	6,910	6,561
Total for environmental matters	6,910	6,561

66

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

19.3.2.Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

There are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created through collective bargaining with union entities and was approved at employee meetings, being finally put into practice by Petrobras in 2007, but started being the subject of lawsuits three years after its implementation.

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company (13 votes against 12), which filed extraordinary appeals to the Brazilian Supreme Federal Court (STF) which suspended the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

In July 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In November 2023, the First Panel of the Supreme Federal Court decided in favor of the Company (with 3 votes against 1), confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between the companies and the unions. In January 2024, the ruling was published by the STF. Against this ruling, the complainant and union entities filed an appeal for clarification, which was discussed in a virtual plenary session which occurred from February 23 to March 1st, 2024. The declaratory embargoes were not recognized by unanimous decision of the first Panel of the Supreme Court, maintaining the decision in favor of Petrobras. This decision is still pending publication.

As of December 31, 2023, there are several legal proceedings related to the Minimum Remuneration by Level and Work Regime (RMNR) reflected in the company's financial statements, with R$655 classified as probable loss, recognized in liabilities as a provision for legal and administrative proceedings, and R$40,485 classified as possible loss.

19.4.	Class action and related proceedings
19.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action. The collective action moved to the discussion phase of merit issues.

On July 26, 2023, the Court issued an intermediary decision on the merits, ordering the production of evidence, in relation to which the parties may express their views before the publication of the decision on the merits, which is appealable. In addition, the Court expressed in advance some understanding, which must be included in the decision on the merits, among which: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

The Foundation cannot claim compensation under the class action, which will depend not only on a result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be

67

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

proven. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions mentioned above.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Statute, the jurisdiction of the Dutch courts, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Court and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Then, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras reiterates its condition as a victim of the corruption scheme revealed by the Lava-Jato operation and intends to present and prove this condition before the Dutch court.

The Company denies the allegations made by the Foundation and will continue to defend themselves vigorously.

19.4.2.	Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will vigorously defend itself against the accusations made by the author of the class action. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. Petrobras appealed against this decision, but the higher courts upheld the decision of the Court of Appeals. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which is still pending judgment. The Court of Appeals previously recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. The Company presented its defense, as well as other procedural defenses, still subject to assessment by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments in 2023.

68

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
19.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses, which was recorded in 2022 as provisions for legal proceedings, but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, reflected in the financial statements of 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which is still pending judgement. Considering the filing of the appeal, Petrobras requested the suspension of the process, which was granted by the lower court judge on October 26, 2022.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297.2 million, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

19.5.	Arbitrations proposed by non-controlling shareholders in Brazil

Petrobras is also currently a party to seven arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to the Brazilian Stock Exchange (B3), brought by investors who purchased Petrobras’ shares traded on B3. Six of these arbitrations were initiated by national and foreign investors. The other proceeding was brought by an association that is not a shareholder of the Company and intends to be a collective arbitration, through representation of all non-controlling shareholders of Petrobras that acquired shares on B3 between January 22, 2010 and July 28, 2015. Investors claim alleged financial losses caused by facts uncovered in the Lava Jato investigation.

These claims involve complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the timing of the Chamber of Arbitration decisions, the information produced in discovery and analysis by retained experts.

Moreover, the claims asserted are broad and span a multi-year period. The uncertainties inherent in all such matters affect the amount and timing of their ultimate resolution. As a result, the Company is unable to make a reliable estimate of eventual loss arising from such arbitrations.

Depending on the outcome of these complaints, the Company may have to pay substantial amounts, which may have a significant effect on its consolidated financial position, financial performance and cash flows in a certain period. However, Petrobras does not recognize responsibility for the losses alleged by investors in these arbitrations.

Most of these arbitrations are still in the preliminary stages and a final decision is not expected in the near future.

However, in relation to one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial arbitral award was issued indicating the Company's responsibility, but not determining the payment of amounts by Petrobras, nor ending the procedure. This arbitration, as well as the other arbitrations in progress, are confidential and the partial arbitral award - which does not represent a CAM position, but only of the three arbitrators that make up this arbitration panel - does not extend to the other ongoing arbitrations.

On July 20, 2020, Petrobras filed a lawsuit for the annulment of this partial arbitral award, as the Company understands that the award contains serious flaws and improprieties. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, due to these serious flaws and improprieties pointed out by Petrobras. The appeals against this decision are still pending judgement. In compliance with CAM rules, the lawsuit is confidential and only available to those involved in the original arbitration proceeding. Petrobras will continue to defend itself in this and other arbitrations.

In 2023, there were no events that changed the assessment and information arbitrations proposed by non-controlling shareholders in Brazil.

69

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
19.6.	Tax recoveries under dispute - Compulsory Loan - Eletrobras

The Brazilian Federal Government, aiming to finance the expansion of the national electricity system, established the compulsory loan that lasted until 1993 in favor of Eletrobras, which was the operator of this system. The loan was charged to consumers' electricity bills.

In 2010, the Company filed a lawsuit to recognize its right to receive the differences in inflation indexation and interest on a compulsory loan from Eletrobrás, in relation to the third conversion of Eletrobrás shares, in the period from 1987 to 1993.

In December 2022, the court issued a final decision in favor of the Company in relation to the merits of the case. On December 18, 2023, once the judgment settlement procedure began, a legal agreement was signed between the parties to end the discussion upon payment, by Eletrobras, of R$ 1,156, received by the Company on December 26, 2023, ending the contingent asset.

19.7.	Lawsuits brought by natural gas distributors and others

In 2023, Petrobras entered into agreements with CEG, CEG Rio and SERGÁS, with the aim of putting an end to existing litigation and pacifying controversial issues regarding the price of natural gas supplied, based on current economic conditions in the natural gas market. Currently, Petrobras still has one arbitration against a gas distributor at the Northeast of Brazil, which is confidential.

In relation to the State of Minas Gerais, the matter remains in court, where there is no ongoing arbitration, since the gas price collection continues to be carried out in accordance with the current agreement signed between Petrobras and GASMIG.

Accounting policy for provisions for legal proceedings, contingent liabilities and contingent assets

Provisions are recognized when: (i) the Company has a present obligation as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) the amount of the obligation can be reliably estimated.

Contingent liabilities are not recognized but are disclosed in explanatory notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated, considering the best information available to the date of the issuance of these financial statements.

The methodology used to estimate the provisions is described in note 4.5.

Contingent assets are not recognized, but are disclosed in explanatory notes when the inflow of economic benefits is considered probable and the amount is considered material. However, if the inflow of economic benefits is virtually certain, which, in general, considers the final and unappealable decision, and if the value can be reliably measured, the related asset is not a contingent asset anymore and it is recognized.

20.	Provision for decommissioning costs

The table below details the provision for decommissioning costs amount per production area:

	Consolidated		Parent Company
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Onshore	2,162	2,182	1,660	1,686
Shallow waters	30,274	22,951	30,274	22,951
Deep and ultra-deep post-salt	52,638	52,114	52,638	52,114
Pre-salt	27,256	19,801	27,256	19,801
Total	112,330	97,048	111,828	96,552

70

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2023	2022	2023	2022
Opening balance	97,048	87,160	96,552	86,713
Adjustment to provision	18,935	18,313	18,883	18,255
Transfers related to liabilities held for sale	(1,683)	(6,436)	(1,683)	(6,436)
Use of provisions	(6,108)	(4,415)	(6,074)	(4,413)
Interest accrued	4,176	2,453	4,150	2,433
Others	(38)	(27)	−	−
Closing balance	112,330	97,048	111,828	96,552
Current	9,837	−	9,661	−
Non-current	102,493	97,048	102,167	96,552

Decommissioning projects in Brazil are relatively recent and present specifications that can turn them complex and challenging to comply with the requirements of the ANP, the Brazilian Navy, and the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA). The better understanding of the regulatory environment, together with recent decommissioning practices adopted, have allowed the Company to align its Strategic Plan with this new reality, including the adoption of advanced Environmental Social and Governance (ESG) practices, such as the implementation of a green model for the disposal of its own floating platforms used in the decommissioning of platform P-32.

The Company is approaching the moment when it will have to decommission various systems where oil and gas production has become unfeasible or assets have ended their useful life, as seen in the Marlim field revitalization project, which has led to the closure of several platforms in recent years. In 2023, several Facility Decommissioning Programs (PDI) related to this field were approved, with the majority concentrated in December. With the approved PDIs, the Company commits to executing the activities outlined in the programs. While there is no firm commitment regarding the execution timeline, it allows the Company to estimate with reasonable certainty the short-term portion of the provision for decommissioning costs, which is disclosed in the current liabilities.

The increase in the total balance of the provision in 2023 largely reflects: i) the review of technical and economic assumptions for wells and equipment; and ii) the review of the planning of the company's decommissioning operations, with the forecast of the full collection of flexible lines.

These effects were partially offset by reductions resulting from: i) the completion of sales of the oil and gas production fields of Albacora Leste, Camarupim, Camarupim Norte, Canapu and Golfinho and the Norte Capixaba and Potiguar hubs, which resulted in the reduction of the associated provision to these fields and poles; ii) the appreciation of the Real against the US Dollar, with an impact on cost estimates in Dollars; iii) updating of the discount base from 2022 to 2023; and iv) the increase in the risk-adjusted real discount rate to 4.79% p.a. (4.41% in 2022).

Even small variations in the discount rate can result in significant changes in the recognized value. The following table contains information about sensitivities in this key assumption:

Sensitivity to the discount rate (1)	Effects on provision for decommissioning costs	Effects on carrying amounts of assets	Effects on other income and expenses
Increase of 0.5 percentage points	(7,076)	(6,445)	(631)
Decrease of 0.5 percentage points	7,821	7,192	629
(1) It includes liabilities held for sale.

The transfer to liabilities held for sale refers to the register and revision of the provision associated with E&P assets in the divestment process and classified as assets held for sale. In 2023, it includes the provision established for the Uruguá group of fields (R$ 1,888) in Rio de Janeiro and the reduction of the provision related to the Pescada group of fields (R$ 205) in Rio Grande do Norte. In 2022, it refers to: the Potiguar groups of fields (R$ 2,879), in Rio Grande do Norte state; the Albacora Leste Field (R$ 2,452), in Rio de Janeiro; Golfinho and Camarupim (R$ 884) and Norte Capixaba (R$ 230) group of fields, in the state of Espírito Santo, as set out in note 31.

The due date estimates for the obligations are presented below:

Maturity	2024	2025	2026	2027	2028	2029 onwards	12.31.2023
Provision for decommissioning costs	9,837	10,142	9,833	11,055	9,451	62,012	112,330

Accounting policy for decommissioning costs

71

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The initial recognition of legal obligations to remove equipment and restore land or sea areas at the end of operations occurs after the declaration of commercial feasibility of an oil and gas field. The calculations of the cost estimates for future environmental removals and recoveries are complex and involve significant uncertainties (as set out in note 4.6).

The estimates of decommissioning costs are reviewed annually based on current information on expected costs and recovery plans.

When the revision of the estimates results in an increase in the provision for decommissioning costs, there is a corresponding increase in assets. Otherwise, if a decrease in the liability exceeds the carrying amount of the asset, the excess shall be recognized immediately in profit or loss, within other income and expenses.

21.	Other Assets and Liabilities
Asset		Consolidated		Parent Company
		12.31.2023	12.31.2022	12.31.2023	12.31.2022
Escrow account and/ or collateral	(a)	4,885	5,673	4,786	5,136
Advances to suppliers	(b)	8,783	8,147	10,529	10,274
Prepaid expenses	(c)	2,192	1,892	1,622	1,367
Derivatives transactions	(d)	443	281	331	15
Assets related to E&P partnerships	(e)	1,235	368	4,237	3,510
Others		1,274	1,016	978	873
		18,812	17,377	22,483	21,175
Current		7,603	9,271	10,253	11,651
Non-Current		11,209	8,106	12,230	9,524
Liability		Consolidated		Parent Company
		12.31.2023	12.31.2022	12.31.2023	12.31.2022
Obligations arising from divestments	(f)	5,811	7,068	5,807	7,063
Contractual retentions	(g)	3,468	3,134	3,363	3,031
Advances from customers	(h)	3,350	4,726	2,027	3,853
Provisions for environmental expenses, research and development and fines	(i)	3,426	3,519	3,167	3,239
Other taxes	(j)	1,821	1,531	1,821	1,531
Unclaimed dividends	(k)	1,630	1,258	1,630	1,258
Derivatives transactions	(d)	299	767	249	424
Obligations arising from acquisition of equity interests	(l)	753	722	753	722
Various creditors		666	496	663	493
Others		2,531	2,729	2,444	2,577
		23,755	25,950	21,924	24,191
Current		14,596	15,660	12,252	13,384
Non-Current		9,159	10,290	9,672	10,807

In 2023, the increase in other assets is mainly due to advances for the acquisition of inventories of materials for investments (R$ 4,405), partially offset by the write-off of advances for the construction of platforms P-78, P-79 , P-80, P-82 and P-83 for property, plant and equipment (R$ 1,913); and for the acquisition of natural gas (R$ 1,593); as well as due to the greater availability and amounts receivable from partners in E&P partnership operations operated by Petrobras (R$ 727), with emphasis on the Búzios, Libra and Mero fields.

The variation in other liabilities is mainly due to the offset of advances related to the sale of the interest in the Albacora Leste concession (R$ 1,236) and lower obligations arising from the divestment of the Pampo and Enchova hub (R$ 1,042).

The following references detail the nature of the operations that make up the balances of other assets and liabilities:

a) Amounts deposited for payment of obligations related to the finance agreement with China Development Bank, as well as margin in guarantee for futures and over-the-counter derivatives. In addition, there are amounts in investment funds from escrow accounts related to divestment of TAG and NTS.

b) Amounts whose compensation must be made by supplying materials or providing services contracted with these suppliers.

c) Spending on platform charters and equipment rentals when the start of operations has been postponed due to legal requirements or to the need for technical adjustments.

d) Fair value of open positions and transactions closed but not yet settled.

e) Cash and amounts receivable from partners in E&P consortia operated by Petrobras.

72

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

f) Provisions for contractual indemnities and financial reimbursements assumed by Petrobras to be made to the acquirer, referring to abandonment costs of divested assets. The settlement of these provisions follows decommissioning schedules, with payments beginning between two and three months after the date expected for the execution of operations, according to the contractual terms for reimbursement of abandonment of the respective oil fields.

g) Retained amounts from obligations with suppliers to guarantee the execution of the contract, accounted for when the obligations with suppliers are due. Contractual retentions will be paid to suppliers at the end of the contract, upon issuance of the contract termination term.

h) Amounts related to the advances or cash receipt from third parties, related to the sale of products or services.

i) Accrued amounts for environmental compensation assumed by the Company in the course of its operations and research projects.

j) Non-current portion of other taxes (see note 17).

k) Dividends made available to shareholders and not paid due to the existence of pending registration issues for which the shareholders are responsible with the custodian bank for the shares and with Petrobras, according to note 34.

l) Obligations arising from the acquisition of equity interests in Araucária Nitrogenados, which will be settled by the end of 2030.

Accounting policy for other assets and liabilities

The accounting recognition of obligations arising from divestment is at present value, using a risk-free discount rate, adjusted to reflect the Company's credit risk, being the best estimate of the disbursement required to settle the present obligation on the statement of financial position date. The obligations are subject to significant changes as activity execution schedules are updated and detailed by buyers.

22.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these annual consolidated financial statements for the the year ended December 31, 2023, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In addition, the Company has fully cooperated with the investigation of the competent authorities and will continue to do so in the future.

During 2023, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of R$ 562 (R$ 499 in 2022). These resources are presented as other income and expenses and must be added to the amount of R$6,719 recognized in previous periods, aiming at the accumulated position.

23.	Commitment to purchase natural gas

The Gas Supply Agreement (GSA) entered into with Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos - YPFB was initially effective until December 31, 2019. Given the agreement provided for an extension clause, the GSA was automatically extended until the entire volume contracted is delivered by YPFB and withdrawn by Petrobras.

Since December 31, 2019, the contract has been adjusted, mainly to adapt the Guaranteed Daily Quantity (QDG) to the YPFB's supply availability. On December 15, 2023, through a new amendment to the GSA, the supply commitment was last revised by request of YPFB.

According to the contractual balance, the Company expects purchases to continue through December 2027, considering withdrawals based on the QDG by YPFB, which means the maximum volume contracted every day, ranging from 6 million m³

73

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

per day to 18 million m³ per day (on a monthly basis), representing an estimated additional amount of US$ 3.04 billion, from January 2024 to December 2027, according to price assumptions included in the Strategic Plan 2024-2028.

If withdrawals occur based on Petrobras' payment obligation (take-or-pay), which varies between 12.60 million m³ per day and 4.20 million m³ per day (limits on a monthly basis), said extension will be extended, at most, until August 2030, representing an estimated total additional value of US$2.88 billion for the period between January 2024 and August 2030, according to the constant price projection Strategic Plan 2024- 2028.

74

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
24.	Property, plant and equipment
24.1	.Per type of assets
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2022	13,241	287,740	77,424	200,537	100,240	679,182	699,786
Accumulated cost	22,659	550,097	124,904	352,617	154,805	1,205,082	1,158,091
Accumulated depreciation and impairment (4)	(9,418)	(262,357)	(47,480)	(152,080)	(54,565)	(525,900)	(458,305)
Additions	2	2,625	59,271	58	75,203	137,159	137,362
Additions to / review of estimates of decommissioning costs	−	−	−	13,085	−	13,085	13,033
Capitalized interests	−	−	6,366	−	−	6,366	6,366
Transfer of Signature Bonus (5)	−	−	−	82	−	82	82
Write-offs	(55)	(1,508)	(396)	(399)	(811)	(3,169)	(3,255)
Transfers (6)	297	27,211	(34,673)	8,641	−	1,476	1,286
Transfers to assets held for sale	(71)	(182)	462	(1,160)	(418)	(1,369)	(1,799)
Depreciation, amortization and depletion	(416)	(25,326)	−	(23,501)	(27,081)	(76,324)	(79,833)
Impairment - recognition (note 26)	−	(8,272)	(4,314)	(1,538)	(193)	(14,317)	(14,021)
Impairment - reversal (note 26)	15	499	44	3	137	698	562
Cumulative translation adjustment	(7)	(11)	(18)	(63)	4	(95)	−
Balance at December 31, 2023	13,006	282,776	104,166	195,745	147,081	742,774	759,569
Accumulated cost	22,434	572,111	152,344	362,175	217,033	1,326,097	1,279,761
Accumulated depreciation and impairment (4)	(9,428)	(289,335)	(48,178)	(166,430)	(69,952)	(583,323)	(520,192)
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Accumulated cost	22,770	547,365	139,857	345,470	147,222	1,202,684	1,149,507
Accumulated depreciation and impairment (4)	(9,468)	(250,894)	(45,427)	(145,424)	(52,065)	(503,278)	(432,152)
Additions	1	4,323	38,936	247	36,269	79,776	85,325
Additions to / review of estimates of decommissioning costs	−	−	−	17,135	−	17,135	17,077
Capitalized interests	−	−	5,267	−	−	5,267	5,226
Transfer of Signature Bonus (5)	−	−	−	6,008	−	6,008	6,008
Write-offs	(109)	(3,709)	(11,042)	(3,287)	(7,308)	(25,455)	(24,675)
Transfers (6)	663	26,970	(44,476)	18,395	13	1,565	285
Transfers to assets held for sale	(155)	(9,357)	(2,098)	(10,085)	(726)	(22,421)	(22,116)
Depreciation, amortization and depletion	(455)	(24,498)	−	(27,370)	(23,089)	(75,412)	(78,677)
Impairment - recognition (note 26)	−	(3,621)	(3,165)	(738)	(66)	(7,590)	(7,539)
Impairment - reversal (note 26)	−	1,169	78	272	−	1,519	1,517
Cumulative translation adjustment	(6)	(8)	(506)	(86)	(10)	(616)	−
Balance at December 31, 2022	13,241	287,740	77,424	200,537	100,240	679,182	699,786
Accumulated cost	22,659	550,097	124,904	352,617	154,805	1,205,082	1,158,091
Accumulated depreciation and impairment (4)	(9,418)	(262,357)	(47,480)	(152,080)	(54,565)	(525,900)	(458,305)

(1) Consisting of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operating, storage and production facilities, including subsea equipment for the production and disposal of oil and gas, depreciated using the units-of-production method.
(2) Balances by business segment are presented in note 13.
(3) Consisting of exploration and production assets related to wells, abandonment of areas, signing bonuses associated with proven reserves and other direct expenses. linked to exploration and production, except production platforms (oil and gas producing fields).
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) Transfers from intangible assets. In 2023, it refers to the declaration of commerciality of the Manjuba, Espadim, Raia Manta and Raia Pintada fields. In 2022, it relates to Itapu, Sépia and Atapu.
(6) Mainly includes transfers between asset types and transfers of advances to suppliers.

The additions in right of use are mainly due to the entry into operation of FPSO Anita Garibaldi, FPSO Anna Nery, FPSO Almirante Barroso and FPSO Sepetiba, and the respective effect on lease liability (note 25).

24.2	.Estimated useful life

 The useful life of assets subject to depreciation are shown below:

75

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	40 (25 to 50)
Equipment and other assets	20 (3 to 31) (except assets by the units of production method)
Exploration and development costs	Units of production method
Right-of-use	8 (2 to 47)

The estimated useful life of buildings and improvements, equipment and other assets is as follows:

	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12.31.2023
5 years or less	29,361	(24,745)	4,616
6 - 10 years	40,242	(31,358)	8,884
11 - 15 years	28,135	(11,413)	16,722
16 - 20 years	152,152	(96,380)	55,772
21 - 25 years	160,814	(44,994)	115,820
25 - 30 years	62,524	(20,673)	41,851
30 years or more	26,227	(10,349)	15,878
Units of production method	94,420	(58,822)	35,598
	593,875	(298,734)	295,141
Buildings and improvements	21,764	(9,398)	12,366
Equipment and other assets	572,111	(289,336)	282,775

24.3	.Right-of-use assets

The table below shows the split by type of asset and readjustment clauses with possible impacts on accumulated depreciation and impairment, as follows:

	Consolidated				Parent Company
	Platforms	Vessels	Properties and others	Total	Total
12.31.2023
Accumulated cost	115,509	87,144	14,380	217,033	230,451
Accumulated depreciation and impairment	(23,254)	(42,584)	(4,114)	(69,952)	(74,424)
Without contractual readjustment clauses	−	(34,387)	(814)	(35,201)	−
With contractual readjustment clauses - abroad	(23,254)	(1,091)	−	(24,345)	(74,424)
With contractual readjustment clauses - Brazil	−	(7,106)	(3,300)	(10,406)	−
Total	92,255	44,560	10,266	147,081	156,027
12.31.2022
Accumulated cost	65,758	77,159	11,888	154,805	167,727
Accumulated depreciation and impairment	(17,704)	(34,092)	(2,769)	(54,565)	(57,517)
Without contractual readjustment clauses	−	(27,769)	(334)	(28,103)	−
With contractual readjustment clauses - abroad	(17,704)	(1,134)	−	(18,838)	(57,517)
With contractual readjustment clauses - Brazil	−	(5,189)	(2,435)	(7,624)	−
Total	48,054	43,067	9,119	100,240	110,210

Accounting policy for property, plant and equipment

Property, plant and equipment are measured at the cost of acquisition or construction, including all costs necessary to bring the asset to working condition for its intended use and the estimated cost of dismantling and removing the asset and restoring the site, reduced by accumulated depreciation and impairment losses.

A condition for continuing to operate certain items of property, plant and equipment, such as industrial plants, offshore plants and vessels is the performance of regular major inspections and maintenance. Those expenditures are capitalized if a maintenance campaign is expected to occur, at least, 12 months later. Otherwise, they are expensed when incurred. The capitalized costs are depreciated over the period through the next major maintenance date.

Spare parts are capitalized when they are expected to be used during more than one period and can only be used in connection with an item of property, plant and equipment, and are depreciated over the useful life of the item of property, plant and equipment to which they relate.

76

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets.

General borrowing costs are capitalized based on the Company’s weighted average cost of borrowings outstanding applied over the balance of assets under construction.

In general, the Company suspends capitalization of borrowing to the extent investments in a qualifying asset hibernates during a period greater than one year or whenever the asset is prepared for its intended use.

Assets directly associated to the production of oil and gas in a contracted area whose useful lives are not less than the life of the field (reserve exhaustion time), including rights and concessions such as signature bonus, are depleted by the unit-of-production method.

The unit-of-production method of depreciation (amortization) is computed based on the monthly production volume over the proved developed oil and gas reserves, except for signature bonuses for which unit of production method takes into account the monthly production over the total proved oil and gas reserves on a field-by-field basis.

Assets related to oil and gas production with useful lives shorter than the life of the field; floating platforms and other assets unrelated to oil and gas production are depreciated on a straight-line basis over their useful lives, which are reviewed annually. Note 24.2 provides further information on the estimated useful life by class of assets. Lands are not depreciated.

Right-of-use assets are presented as property, plant and equipment and, according to the useful lives of their respective underlying assets and the characteristics of lease agreements (term, asset transfer or exercise of call option), are depreciated using the straight-line method based on contractual terms.

24.4	.Oil and Gas fields operated by Petrobras returned to ANP

During the 2023 financial year, Petrobras decided to return to the ANP the Atum, Curimã, Espada and Xaréu fields situated at Campos Basin, which had not been producing since 2020, resulting in write-offs of R$220 in other operating expenses (in 2022, the losses due to return totaled R$ 3,247, referring to the paralyzed fields Anequim, Congro, Corvina, Garoupa, Garoupinha, Malhado, Namorado, Parati and Viola, of Ceará Basin).

24.5	.Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the year ended December 31,2023, the capitalization rate was 7% p.a. (6.55% p.a. for the year ended December 31, 2022).

77

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
25.	Intangible assets
25.1	.Per type of assets
	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2022	13,164	2,294	123	15,581	15,426
Accumulated cost	13,453	8,144	123	21,720	20,864
Accumulated amortization and impairment	(289)	(5,850)	−	(6,139)	(5,438)
Addition	735	991	−	1,726	1,696
Capitalized borrowing costs	−	65	−	65	65
Write-offs	(210)	(2)	−	(212)	(212)
Transfers	(53)	12	−	(41)	(47)
Transfer of Signature Bonus (2)	(82)	−	−	(82)	(82)
Amortization	(18)	(499)	−	(517)	(487)
Impairment – accrual (note 26)	(1,796)	−	−	(1,796)	(1,796)
Cumulative translation adjustment	2	−	−	2	−
Balance at December 31, 2023	11,742	2,861	123	14,726	14,563
Accumulated cost	12,051	9,151	123	21,325	20,453
Accumulated amortization and impairment	(309)	(6,290)	−	(6,599)	(5,890)
Estimated useful life in years	(3)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2021	15,037	1,719	123	16,879	16,682
Accumulated cost	15,312	7,373	123	22,808	21,769
Accumulated amortization and impairment	(275)	(5,654)	−	(5,929)	(5,087)
Addition	4,281	936	−	5,217	5,158
Capitalized borrowing costs	−	52	−	52	52
Write-offs	(56)	(29)	−	(85)	(29)
Transfers	(61)	(2)	−	(63)	(57)
Transfer of Signature Bonus (2)	(6,008)	−	−	(6,008)	(6,008)
Amortization	(18)	(376)	−	(394)	(372)
Impairment – accrual (note 26)	−	(6)	−	(6)	−
Cumulative translation adjustment	(11)	−	−	(11)	−
Balance at December 31, 2022	13,164	2,294	123	15,581	15,426
Accumulated cost	13,453	8,144	123	21,720	20,864
Accumulated amortization and impairment	(289)	(5,850)	−	(6,139)	(5,438)
Estimated useful life in years	(3)	5	Indefinite

(1) It comprises mainly signature bonuses (amounts paid in concession contracts for oil or natural gas exploration and production sharing), in addition to public service concessions, trademarks and patents and others.
(2) Transfers to PP&E. In 2023, it refers to the declaration of commerciality of the Manjuba, Espadim, Raia Manta and Raia Pintada fields. In 2022, it relates to the Itapu, Atapu and Sepia.
(3) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

25.2	.ANP Bidding Result

Atapu and Sépia

On April 27, 2022, Petrobras signed the Production Sharing Contract for the surplus volume of the Transfer of Rights Agreement related to the Atapu field, in partnership with Shell Brasil Petróleo Ltda (25% interest) and TotalEnergies EP Brasil Ltda. (22.5% interest), and related to the Sépia field in consortium with TotalEnergies (28% interest), Petronas Petróleo Brasil Ltda. (21% interest) and QP Brasil Ltda. (21% interest), according to the results of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement in the Production Sharing regime, which was held on December 17, 2021.

Also on April 27, 2022, the Company signed the Co-participation Agreements and the Amendments to the Agreement for the Individualization of Atapu and Sépia Production (AIPs), which are necessary to manage the coexisting deposits of the Transfer of Rights Agreement and the Production Sharing Contract (related to the surplus volume) of these areas.

The compensation to Petrobras for Atapu and Sépia, including an estimate of the gross-up of the taxes levied, pursuant to Ordinance No. 8 of April 19, 2021 of the Ministério de Minas e Energia do Brasil - MME, were paid by the partners on 13, 26 and 27 April 2022, totaling R$ 9,960 for Atapu and R$ 14,552 for Sépia.

78

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The agreements became effective on May 2, 2022, when Pré-Sal Petróleo S.A. (PPSA) confirmed there was no settlement pending for this transaction, in accordance with the provisions of Ordinance No. 519 of May 21, 2021 of the MME.

Additionally, as established in MME Normative Ordinance No. 08/2021, in periods in which the price of Brent oil reaches an annual average above US$40/bbl, but limited to US$70/bbl, a supplement will be due (Earn Out) to the Atapu and Sépia compensations. Between the years 2022 and 2032, Earn Out is estimated at up to US$5,244 million.

In the 2022 fiscal year, the company recognized part of this contingent asset, relating to the Earn Out for the years 2022 and 2023, in the amount of R$3,619 (US$693 million), being: (i) R$2,004 (US$384 million ), which was received in January 2023; and (ii) 1,615 (US$309 million) referring to the year 2023, at present value, considering the entry of economic benefits as practically certain.

During the 2023 fiscal year, the 2023 Earn Out installment was updated in the amount of R$224 (US$44 million), and the total amount of R$1,819 (US$371 million) was received in January 2024.

Additionally, the company recognized in December 2023 part of the contingent asset related to the 2024 Earn Out, in the amount of R$1,165 (US$241 million), at present value, expected to be received in 2025.

These receivables were recognized against other operating income.

Sudoeste de Sagitário, Água Marinha e Norte de Brava Blocks - 1st Cycle of Permanent Offer for Production Sharing

On December 16, 2022, Petrobras acquired the right to explore and produce oil and natural gas in Sudoeste de Sagitário and Água Marinha blocks in partnership, and the full right of the Norte de Brava block in the 1st Cycle of Permanent Offer for Production Sharing, carried out by the ANP. In May 2023, the Production Sharing Agreements were signed and the signature bonus was recognized in intangible assets, in the amount of R$ 729 (R$ 20 from Sudoeste de Sagitário, R$ 198 from Água Marinha and R$ 511 from Norte de Brava).

The acquisition of the Southwest Sagitário block occurred jointly with Shell Brasil, with a 40% interest, with Petrobras being the operator with a 60% interest.

In Água Marinha, Petrobras will also act as the operator, with a 30% interest, in partnership with TotalEnergies EP (30% interest), Petronas (20% interest), and QatarEnergy (20% interest).

The North Brava block was fully acquired by Petrobras.

Blocks in the Pelotas Basin - 4th Permanent Concession Offering Cycle

On December 13, 2023, Petrobras acquired exploration and production rights for oil and natural gas in 29 blocks in the Pelotas Basin in the 4th Permanent Concession Offering Cycle, conducted by ANP.

The total amount of the signing bonus, in the amount of R$ 116, to be paid by Petrobras in the second quarter of 2024, will be recorded as an intangible asset at the time of payment.

Petrobras will operate all blocks, acquired in partnership:

  26 blocks with 70% interest from Petrobras and 30% from Shell;
  3 blocks with 50% interest from Petrobras, 30% from Shell Brasil, and 20% from CNOOC Brasil.
25.3	.Exploration rights returned to the ANP

In 2023, 8 exploration areas located in the pre-salt area of the Campos Basin were returned to ANP, totaling R$ 2,006 in exploration rights written-off. In 2022, there were no basins returned to the ANP.

For more information see note 27 regarding exploration and evaluation of oil and gas reserves.

Accounting policy for intangible assets

79

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses.

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to the completion and use of assets, probable future economic benefits, and others.

When the technical and commercial feasibility of oil and gas production is demonstrated for the first field in an area, the value of the signature bonus is reclassified to property, plant and equipment at their full value. While they are registered in intangible assets, they are not amortized. Other intangible assets with defined useful lives are amortized on a straight-line basis over their estimated useful lives.

If, when defining the technical and commercial feasibility of the first field of a block, there are exploratory activities being carried out in different locations in the block, so that oil and gas volumes can be estimated for other possible reservoirs in the area, then the value of the signature bonus is partially reclassified to PP&E, based on the ratio between the volume of oil and gas expected (oil in place - VOIP) of a specific reservoir and the total volume of oil and gas expected for all possible reservoirs in the area.

If exploratory activities in the remaining areas do not result in technical and commercial viability, the corresponding value of the signature bonus is not written off, but transferred to PP&E and added to the value of the signature bonus related to the location that was previously assessed as technically and commercially viable.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

26.	Impairment
	Consolidated
	2023	2022
Statement of income
Impairment (losses) reversals	(13,111)	(6,859)
Exploratory assets	(1,796)	−
Impairment on equity-accounted investments	(9)	(32)
Net effect within the statement of income	(14,916)	(6,891)
Losses	(16,212)	(8,510)
Reversals	1,296	1,619
Statement of Financial Position
Property, plant and equipment	(13,619)	(6,071)
Intangible assets	(1,796)	(6)
Assets classified as held for sale	508	(782)
Investments	(9)	(32)
Net effect within the statement of financial position	(14,916)	(6,891)

The Company assesses the recoverability of assets annually, or when there is an indication of impairment, as well as reversal of impairment losses recognized in prior years.

On November 23, 2023, management concluded and approved its Strategic Plan 2024-2028, considering a complete update of economic assumptions, as well as its project portfolio and estimates of reserve volumes.

The oil and gas production estimated in the scope of this plan indicates a continuous growth focused on the development of projects that generate higher value, with an increase in the participation of assets in the pre-salt layer, which present lower lifting costs. During this period, 14 new production systems are expected to enter into operation, all of which to be allocated to deep and ultra-deep water projects.

The investment planned for the period 2024-2028 is US$101 billion, of which 71% is allocated to oil and gas Exploration and Production (E&P).

80

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
26.1	.Property, plant and equipment and intangible assets
	Consolidated
Assets or CGU by nature (1)	Carrying amount	Recoverable amount (2)	(Impairment) Reversal (3)	Business Segment	Comments
	2023
Producing properties relating to oil and gas activities in Brazil (several CGUs)	40,339	29,569	(10,860)	E&P – Brazil	item (a1)
Second refining unit in RNEST	4,564	2,201	(2,363)	RTM – Brazil	item (b1)
Oil and gas exploratory assets (several CGUs)	1,796	−	(1,796)	E&P – Brazil	Item (c)
Others	-	-	(396)	Several
Total 2023			(15,415)
	2022
Producing properties relating to oil and gas activities in Brazil (several CGUs)	43,343	40,421	(3,293)	E&P – Brazil	item (a2)
Itaboraí utilities	4,797	4,054	(743)	G&LCE - Brazil	Item (e)
Second refining unit in RNEST	4,132	4,601	469	RTM – Brazil	item (b2)
Oil and gas production and drilling equipment in Brazil (several CGUs)	2,536	38	(2,498)	E&P – Brazil	Item (d)
Others	-	-	(12)	Several
Total 2022			(6,077)
(1)The net book values and recoverable values presented refer only to assets or CGUs that have suffered losses due to impairment or reversals.
(2) The recoverable amount used to evaluate the test is the value in use, except for assets held for sale or when indicated, for which the recoverable amount used for the test is the fair value.

(3) The recoverable and book values of the table considers, by nature, the losses and reversals calculated individually for each CGU. Thus, there are cases in which reversals of impairment are limited to the amount of losses previously recorded, making the column "(Impairment) reversal" not representing the comparison between the columns "Carrying Amount" and "Recoverable Amount".

In assessing the recoverability of property, plant and equipment and intangible assets, tested individually or grouped in cash-generating units - CGU, the company considered the following projections:

•	Useful life based on the expected use of the assets or set of assets that make up the CGU, considering the company's maintenance policy;
•	Assumptions and budgets approved by Management for the period corresponding to the expected life cycle, due to the characteristics of the businesses; and
•	Pre-tax discount rate, which derives from the post-tax weighted average cost of capital (WACC) calculation methodology, adjusted by a specific risk premium in the case of projects postponed for an extended period or risk country-specific in the case of assets abroad. The use of post-tax discount rates in determining the amounts in use does not result in different recoverable amounts if pre-tax discount rates had been used.

The estimates of the key assumptions in the cash flow projections to determine the value in use of the CGUs in 2023 were:

Strategic Plan 2024-2028	2024	2025	2026	2027	2028	Long Term Average
Average Brent in real terms (US$ barrel)	80	78	75	73	70	65
Average exchange rate in real terms - R$ /US$	5.05	5.04	5.03	4.98	4.90	4.65

In 2022, the projections used in the impairment tests were:

Strategic Plan 2023-2027	2023	2024	2025	2026	2027	Long Term Average
Average Brent in real terms (US$ barrel)	85	80	75	70	65	55
Average exchange rate in real terms - R$ /US$	5.02	5.00	5.00	4.97	4.88	4.76

Post-tax discount rates, excluding inflation, applied in the tests which presented the main impairment losses and reversals for the period were:

Activity	12.31.2023	12.31.2022
Producing properties relating to oil and gas activities in Brazil	7.6% p.a.	7.3% p.a.
RTM in Brazil – postponed projects	7.0% p.a.	7.1% p.a.

81

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2023, the main changes in the CGUs were:

  In the E&P segment, inclusion of the Manjuba and Espadim fields in the CGU Polo Norte, which now comprises the Marlim, Voador, Albacora, Manjuba and Espadim fields and their production systems; creation of the CGU Polo Raia, composed of the Raia Manta and Raia Pintada fields, resulting from the Evaluation Plan for the Discoveries of Pão-de-Açúcar, Seat and Gávea (block BM-C-33); extinction of CGU Polo Uruguá, formed by the Uruguá and Tambaú fields, due to the signing of a purchase and sale contract for the assignment of Petrobras' entire interest in these fields; extinction of the isolated CGU Platform P-33 and drilling rig SC-106, due to disposal. The assets related to CGU Polo Uruguá and Platform P-33 now constitute assets held for sale; and
  In the Refining, Transport and Marketing (RTM) segment, return of the Northeast Lubricants and Petroleum Derivatives refinery (LUBNOR) to CGU RTM, due to the cancellation of its sale.

Additional information on key assumptions for impairment testing and on CGU definitions is presented in note 4.2.2 and involve judgments and evaluation by Management based on its business and management model.

Information on the main impairment losses of property, plant and equipment and intangible assets is presented as follows:

a1) Producing properties in Brazil – 2023

Impairment losses on producing properties in Brazil amount to R$ 10,860, mainly in Roncador field (R$ 9,979), due to the revision of the production curve, in the Strategic Plan 2024-2028, arising from below-expected performance of its wells observed in 2023, due to the interruption of production in some wells and to the accelerated decline of production due to the increase in the percentage of water in other wells.

a2) Producing properties in Brazil – 2022

Impairment losses on producing properties in Brazil amount to R$ 3,293, mainly in Roncador field (R$ 2,716), reflecting the revision of abandonment costs and of the recovery of areas, as well as changes in operational efficiency estimates, which had a negative effect over production curves of this field.

b1) Second refining unit of RNEST – 2023

In 2023, the Company recognized a R$ 2,363 loss on this asset, mainly due to: (i) the review of the scope for the implementation of logistics infrastructure, with an increase in necessary investments; and (ii) the revision of the assumptions of the Strategic Plan 2024-2028, resulting in an increase in operational costs.

b2) Second refining unit of RNEST – 2022

The cash flows to measure the value in use of the second refining unit of RNEST considers operational optimization and the margins for the refining segment estimated in the Strategic Plan 2023-2027, triggering impairment reversals in the amount of R$ 469.

c) Oil and gas exploratory assets - 2023

The assessment carried out on exploratory assets located in the pre-salt layer of the Campos basin (blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413) resulted in the recognition of a R$ 1,796 loss, due to the economic unfeasibility of projects in the phase of production development. After that, the Company’s management approved the full and voluntary return of these blocks to the ANP.

d) Oil and gas production and drilling equipment in Brazil - 2022

Impairment losses of R$ 2,498 relates to equipment and structures in the E&P segment, mainly due to the decision to cease the use of platforms P-18, P-19, P-20, P-35 and P-47 in the Marlim field, leading to the recognition of losses in the amount of R$ 2,097.

82

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

e) Itaboraí utilities - 2022

The postponement of the beginning of operations of the Natural Gas Processing Unit (UPGN) of the Gaslub plant in Itaboraí, in the state of Rio de Janeiro, due to the termination of the agreement with the contractor responsible for the works, impacted revenue estimate, resulting in the recognition of a R$ 743 impairment loss.

26.1.1.	Assets most sensitive to future impairment

The amount of loss due to impairment is based on the difference between the carrying value of the asset or CGU and its respective recoverable value. In our sensitivity analyses, we observed that variations in recoverable values of up to 10%, positive or negative, could potentially represent relevant effects on some specific assets or CGUs, as they would be more susceptible to the recognition of losses or reversals due to impairment in the future, considering significant changes in the assumptions that underpin the assessment.

The following tables contain information about: (a) assets or CGUs with potential for additional impairment losses in the event of a negative variation of 10% of recoverable values; and (b) assets or CGUs with the potential for impairment reversal in the event of a positive variation of 10% of their recoverable values.

(a) Sensitivity - 10% reduction in the recoverable amount	Business segment	Carrying amount	Recoverable amount (1)	Sensitivity
Assets with impairment losses
Producing properties relating to oil and gas activities in Brazil (CGU Roncador)	E&P	28,384	25,546	(2,838)
Second refining unit of RNEST	E&P	2,201	1,981	(220)
Itaboraí utilities	G&LCE	4,473	4,026	(447)
Potential impairment losses		35,058	31,553	(3,505)

(b) Sensitivity - 10% increase in the recoverable amount	Business segment	Carrying amount	Recoverable amount (1)	Sensitivity (2)
Assets with impairment losses
Producing properties relating to oil and gas activities in Brazil (CGU Roncador)	E&P	28,384	31,222	2,838
Second refining unit of RNEST	RT&M	2,201	2,421	220
Itaboraí utilities	G&LCE	4,473	4,920	447
Potential impairment reversals		35,058	38,563	3,505

(1) The recoverable value was raised with -10% and +10% considering the estimated recoverable values on 12/31/2023.

(2) The sensitivity determined, when there is a positive variation of 10% in recoverable values, considers the impairment value to be reversed at the limit of the accumulated impairment balance of the impacted CGUs or at the limit of their recoverable values, whichever is lower.

Accounting policy for impairment of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are assessed for impairment at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (CGU). Note 4.2.2 presents detailed information about the Company’s CGUs.

Assets related to development and production of oil and gas assets (fields or clusters) that have indefinite useful lives, such as goodwill, are tested for impairment at least annually, irrespective of whether there is any indication of impairment.

Considering the existing synergies between the Company’s assets and businesses, as well as the expectation of the use of its assets for their remaining useful lives, value in use is generally used by the Company for impairment testing purposes. When specifically indicated, the Company assesses differences between its assumptions and assumptions that would be used by market participants in the determination of the fair value of an asset or CGU.

Reversal of previously recognized impairment losses may occur for assets other than goodwill.

83

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
26.2	.Assets classified as held for sale

	Consolidated
Assets or group of assets by nature (1)	Net carrying amount	Recoverable amount (2)	(Impairment) Reversal (3)	Segment
	2023
Oil and gas production fields	1,113	1,619	506	E&P, Brazil
Others	-	-	2	-
Total 2023			508
	2022
Oil and gas production fields	1,963	1,568	(601)	E&P, Brazil
Refineries and associated logistics assets	400	178	(222)	RTM, Brazil
Others	-	-	41	-
Total 2022			(782)
(1) The net book values and recoverable values presented refer only to assets or group of assets that suffered impairment losses or reversals.
(2) The recoverable amount used to evaluate the test is fair value.
(3) The recoverable and book values in the table accumulate, by nature, losses and reversals calculated individually for each asset or group of assets. Thus, there are cases in which impairment reversals limited to the value of previously recorded losses are determined, meaning that the "(Loss) Reversal" column does not represent the comparison between the "Net Book Value" and "Recoverable Value" columns.

In 2023, the amount of net reversals in assets held for sale recognized in the statement of income was R$509, predominantly due to the approval of the sale of Polo Uruguá (R$506), valued at fair value.

In 2022, the amount of net losses on assets held for sale recognized in the statement of income was R$782, resulting from the assessment at fair value, net of selling expenses, mainly due to:

•	Oil and gas production fields: recognition of depreciation losses in the amount of R$ 601, due to the review of expenses for abandonment and recovery of areas of several concessions grouped in Golfinho Pole (R$ 368), Pescada Pole (R$ $152) and Camarupim Pole (R$81); and
•	Refinery and associated logistical assets: approval of the sale of Refinaria de Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR), with losses recognized in the amount of R$ 222.

The accounting practice applied to assets and liabilities classified as held for sale is described in note 31.

26.3	.Investments in associates and joint ventures (including goodwill)

In assessing the recoverability of investments in associates and joint ventures, including goodwill, the value in use method was used, based on projections that considered: (i) projection horizon for the 5 to 12-year interval, with perpetuity without growth; (ii) assumptions and budgets approved by the company's management; and (iii) post-tax discount rate, which derives from WACC or CAPM, according to the application methodology, specified for each case below.

Accounting policy for impairment of associates and joint ventures

Investments in associates and joint ventures are tested individually for impairment. When performing impairment testing of an equity-accounted investment, goodwill, if it exists, is also considered part of the carrying amount to be compared to the recoverable amount.

Except when specifically indicated, value in use is generally used by the Company for impairment testing purposes in proportion to the Company’s interests in the present value of future cash flow projections via dividends and other distributions.

26.3.1.Investment in publicly traded associates

Braskem S.A.

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of December 31, 2023, the quoted market value of the Company’s investment in Braskem was R$ 6,264 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (21.9% of the outstanding shares, see note 30.4). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

84

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Cash flow projections to determine the value in use of Braskem were based on estimated prices of feedstock and petrochemical products reflecting international trends on prices, petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P. growth, post-tax discount rate (excluding inflation) of 6.7% p.a., (WACC), and decreases in the EBITDA margin during the growth cycle of the petrochemical industry in the next years and increases in the long-term. Estimated exchange rates and Brent prices are the same as those set out in note 26.1.

27.	Exploration and evaluation of oil and gas reserves

These activities cover the search for oil and natural gas reserves from obtaining legal rights to explore a specific area until the moment when the technical and commercial viability of oil and gas production is demonstrated.

Changes in capitalized costs related to exploratory wells and balances of amounts paid for obtaining rights and concessions for oil and natural gas exploration, both directly related to exploratory activities in unproved reserves, are shown in the table below:

	Consolidated
	2023	2022
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)
Property plant and equipment
Opening Balance	9,790	11,127
Additions	2,502	1,977
Write-offs	(41)	(2,863)
Transfers	(4,908)	(428)
Translation adjustment	(22)	(23)
Closing Balance	7,321	9,790
Intangible assets
Opening Balance	12,556	14,376
Additions	729	4,242
Write-offs	(210)	−
Transfers	(82)	(6,062)
Losses on exploration expenditures written off	(1,796)	−
Closing Balance	11,197	12,556
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	18,518	22,346
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The transfers which occurred in Property plant and equipment during 2023 were destined for the production development projects of the Raia Pintada and Raia Manta fields, related to the BM-C-33 block (R$ 4,685), and the Sépia field (R$ 223).

The additions occurred in Intangible assets during 2023 mainly refer to the signature bonuses paid by the Company to obtain exploration rights in the blocks North Brava (R$ 512) and Southwest Sagitário (R$ 198). In 2022 refer to the Sépia field (R$ 2,141), Atapu field (R$ 2,101), while the transfers mainly refer to these fields, as well as the Itapu field (R$ 1,766).

In 2023, losses were recognized in intangible assets in the amount of R$ 1,796, due to the assessment of the unfeasibility of projects designed for the purpose of eventual development of production in Blocks C-M-210, C-M-277, C-M-344, C-M -346, C-M-411 and C-M-413. Subsequently, the company returned these blocks in full and voluntarily to the ANP, in addition to the returns of the Dois Irmãos (R$ 180) and Três Marias (R$ 30) blocks. All blocks are located in the pre-salt in the Campos Basin and the corresponding assets have been written off.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

85

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2023	2022
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(2,826)	(1,770)
Exploration expenditures written off (includes dry wells and signature bonuses)	(2,087)	(3,584)
Contractual penalties on local content requirements	62	836
Other exploration expenses	(41)	(98)
Total expenses	(4,892)	(4,616)

Cash used in:
Operating activities	2,867	1,868
Investment activities	3,321	6,281
Total cash used	6,188	8,149

In 2023 and 2022, Petrobras approved the execution, with the ANP, of a Term of Conduct Adjustment (TAC) to offset local content fines related to:

•	24 concessions in which Petrobras has a 100% interest, located in the Barreirinhas, Campos, Espírito Santo, Parecis, Potiguar, Recôncavo, Santos, Sergipe-Alagoas and Solimões basins; and
•	22 concessions in which Petrobras operates in partnership with other concessionaires, located in the Almada, Campos, Espírito Santo, Mucuri, Parnaíba, Pelotas, Pernambuco-Paraíba, Potiguar, Recôncavo, Santos and Sergipe basins.

The TAC provides for the conversion of fines into investment commitments in Exploration and Production with local content. As a result, all administrative processes related to the collection of fines resulting from non-compliance with local content in these concessions were terminated, resulting in the reversal of the provision and respective reduction in liabilities, in the amount of R$266 in the 2023 fiscal year (R$918 in the fiscal year 2022).

As of December 31, 2023, under the terms of the agreement, Petrobras commits to investing R$ 1,681 in local content by December 31, 2027.

Accounting policy for exploration and evaluation of oil and gas reserves

The costs incurred in connection with the exploration, appraisal and development of crude oil and natural gas production are accounted for using the successful efforts method of accounting, as set out below:

•	geological and geophysical costs related to exploration and appraisal activities incurred until economic and technical feasibility are demonstrated are immediately recognized as an expense;

•	amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized as intangible assets and are transferred to property, plant and equipment once the technical and commercial feasibility are demonstrated. More information on intangible assets accounting policy, see note 25;

•	costs directly attributable to exploratory wells, including their equipment, installations and other costs necessary to identify the technical and commercial feasibility, pending determination of proved reserves, are capitalized within property, plant and equipment. In some cases, exploratory wells have discovered oil and gas reserves, but at the moment the well drilling is completed they are not yet able to be classified as proved. In such cases, the expenses continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the technical and commercial feasibility of the project is under way (for more information see note 27.1);

•	an internal commission of technical executives of the Company monthly reviews these conditions for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations (for more information see note 4.1);

•	costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic by the aforementioned internal commission; and

86

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
•	costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas (technically and commercially feasible) are capitalized within property, plant and equipment.
27.1	.Aging of Capitalized Exploratory Well Costs

The table below shows the costs and the number of exploratory wells capitalized by time of existence, considering the completion date of the drilling activities. It also demonstrates the number of projects for which the costs of exploratory wells have been capitalized for more than one year:

Aging of capitalized exploratory well costs (1)	2023	2022
Exploratory well costs capitalized for a period of one year	1,021	2,116
Exploratory well costs capitalized for a period greater than one year	6,300	7,674
Total capitalized exploratory well costs	7,321	9,790
Number of projects relating to exploratory well costs capitalized for a period greater than one year	17	15

Exploratory well costs capitalized for a period greater than one year	2023	Number of wells
2022	1,152	3
2021	420	2
2020	97	1
2018 and previous years	4,631	16
Total	6,300	22
(1) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Of the total of R$6,300 for 17 projects, which include 22 wells in progress for more than one year since the completion of drilling activities, R$5,666 refer to wells located in areas where drilling activities are already in progress or firmly planned for the near future, whose "Assessment Plan" was submitted for approval by the ANP, and R$ 634 refer to activities inherent in the process of analyzing the technical and economic viability for the decision on the possible development of production of the projects and definition of proved reserves.

28.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 8,568 (R$ 9,119 as of December 31, 2022), which is still in force as of December 31, 2023, net of commitments undertaken. As of December 31, 2023, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of R$ 8,502 (R$ 8,598 as of December 31, 2022) and bank guarantees of R$ 66 (R$ 521 as of December 31, 2022).

29.	Consortia (partnerships) in E&P activities

In line with its strategic objectives, Petrobras operates in association with other companies in consortia in Brazil as holder of oil and natural gas exploration and production rights in concessions and production sharing regimes.

As of December 31, 2023, the Company holds interests in 67 consortia with 32 companies, among which Petrobras is the operator in 39 (in 2022, 78 consortia with 36 companies and operator in 50).

The consortia formed in 2023 and 2022 are described below:

87

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consortium	Location	Petrobras interest	Partners interest	Operator	Year	Additional Information	ANP Bonus Petrobras portion (1)
Água-Marinha	Campos basin	30.0%	Petronas - 20% Quatar Energy - 20% Total Energies - 30%	Petrobras	2023	1st Cycle of Permanent Offer for Production Sharing	20
Sudoeste de Sagitário	Santos basin	60.0%	Shell - 40%	Petrobras	2023	1st Cycle of Permanent Offer for Production Sharing	198
Atapu	Santos basin	52.5%	Shell - 25% TotalEnergies - 22,5%	Petrobras	2022	Production sharing	2,101
Sépia	Santos basin	30.0%	TotalEnergies - 28% Petronas - 21% QP - 21%	Petrobras	2022	Production sharing	2,141
(1) PPSA manages the Production Sharing Agreements.

Consortia bring benefits through risk sharing, increased investment capacity, technical and technological interchange, aiming at the growth in oil and gas production. The following table presents the production referring to Petrobras's participation in the main fields in which the Company is the operator in the consortium:

Field	Location	Petrobras interest	Partners interest	Petrobras production portion in 2023 (kboed)	Regime
Tupi	Santos basin pre-salt	65%	Shell - 25% Petrogal - 10%	705	Concession
Búzios	Santos basin pre-salt	85%	CNODC - 10% CNOOC - 5%	488	Production sharing
Roncador	Campos basin	75%	Equinor - 25%	105	Concession
Sapinhoá	Santos basin pre-salt	45%	Shell - 30% Repsol Sinopec - 25%	98	Concession
Mero	Santos basin pre-salt	40%	TotalEnergies - 20% Shell - 20% CNODC - 10% CNOOC – 10%	96	Production sharing
Atapu	Santos basin pre-salt	52.5%	Shell - 25% TotalEnergies - 22,5%	45	Production sharing
Sépia	Santos basin pre-salt	30%	TotalEnergies - 28% Petronas - 21% Qatar - 21%	35	Production sharing
Sururu	Santos basin pre-salt	42.5%	Shell - 25% TotalEnergies - 22,5% Petrogal - 10%	32	Concession
Berbigão	Santos basin pre-salt	42.5%	Shell - 25% TotalEnergies - 22,5% Petrogal - 10%	28	Concession
Tartaruga Verde	Campos basin	50%	Petronas - 50%	28	Concession
Total				1,660

Accounting policy for joint operations

The E&P consortia are classified as joint operations, where the assets, liabilities, revenues and expenses relating to these consortia are accounted for in the financial statements individually, observing the applicable specific accounting policies and reflecting the portion of the contractual rights and obligations that the company has.

29.1	.Unitization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships related to these consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Brava, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

88

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Provision for equalizations (1)

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	Consolidated and Parent Company
	2023	2022
Opening balance	2,122	2,033
Additions/(Write-offs) on PP&E	80	(32)
Translation adjustments	2	−
Payments made	(277)	−
Other income and expenses	311	121
Closing balance	2,238	2,122
(1) Berbigão, Sururu, Albacora Leste and others.

In 2023, these agreements resulted in additions and write-offs in PP&E, in addition to other income and expenses of R$ 311 (R$ 121 in 2022), reflecting the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

Closed agreements

In December 2023, a Payment Adjustment Agreement was signed, resulting from the redetermination process provided for in the Tartaruga Mestiça Individualization of Production Agreement (AIP) (BM-C-36 concession agreement). The amount paid by Petrobras to Petronas on December 26, 2023, was R$ 277.

Accounting Policy for unitization agreements

A unitization agreement occurs when a reservoir extends across two or more license or contract areas. In this case, partners pool their individual interests in return for an interest in the overall unit (shared reservoir) and determine their new stake in the single producing unit.

Events that occurred prior to the unitization agreement may lead to the need for compensation between the partners. The compensation will be the difference between the expenses actually incurred by each party up to the reference date and those that should have been incurred by each party if the established participations in the shared reservoir by the AIP were already in effect during that period.

At the signing of the AIP, an amount to be reimbursed to the Company will be recognized as an asset only when there is a contractual right to reimbursement or when the reimbursement is practically certain. An amount to be reimbursed by the Company will be recognized as a liability when it derives from a contractual obligation or, when the outflow of funds is deemed probable and the amount can be reliable estimated. The provision will be offset by an increase or decrease in PP&E, revenues and/or expenses, according to the nature of the events to be reimbursed.

89

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
30.	Investments
30.1	. Information on direct subsidiaries, joint arrangements and associates (Parent Company)
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Sales revenues (1)	Share-holders’ equity (deficit)	Net income (loss)for the year	Country
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	211,685	271,745	17,035	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	11,103	4,679	467	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	3,341	561	1,007	Brazil
Petrobras Biocombustível S.A.	G&LCE	100.00	100.00	480	760	(91)	Brazil
Araucária Nitrogenados S.A.	RT&M	100.00	100.00	−	156	(6)	Brazil
Termomacaé S.A.	G&LCE	100.00	100.00	86	300	58	Brazil
Braspetro Oil Services Company - Brasoil (2)	Corporate, others	100.00	100.00	−	45	40	Cayman Islands
Termobahia S.A.	G&LCE	98.85	98.85	−	486	443	Brazil
Baixada Santista Energia S.A.	G&LCE	100.00	100.00	−	308	11	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.15	99.15	−	93	24	Brazil
Procurement Negócios Eletrônicos S.A.	Corporate, others	72.00	49.00	98	38	10	Brazil
Petrobras Comercializadora de Gás e Energia e Participações S.A.	Corporate, others	100.00	100.00	132	69	19	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	G&LCE	51.00	51.00	1,745	504	762	Brazil
Refinaria de Mucuripe S.A (3)	RT&M	100.00	100.00	−	−	−	Brazil
Associação Petrobras de Saúde (4)	Corporate, others	93.41	93.41	4,113	695	89	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	320	275	104	Brazil
Joint ventures
Logum Logística S.A.	RT&M	30.00	30.00	−	1,047	(154)	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	−	98	114	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	−	120	21	Brazil
Brasympe Energia S.A.	G&LCE	20.00	20.00	−	74	10	Brazil
Brentech Energia S.A.	G&LCE	30.00	30.00	−	64	3	Brazil
Metanor S.A. - Metanol do Nordeste	RT&M	34.54	50.00	−	118	21	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	−	−	−	Brazil
Associates
Braskem S.A. (5)	RT&M	36.15	47.03	−	5,023	(3,004)	Brazil
UEG Araucária Ltda.	G&LCE	18.80	18.80	−	317	(108)	Brazil
Energética SUAPE II S.A.	G&LCE	20.00	20.00	−	501	145	Brazil
Nitrocolor Produtos Químicos LTDA.	RT&M	38.80	38.80	−	(2)	−	Brazil
Bioenergética Britarumã S.A.	G&LCE	30.00	30.00	−	−	−	Brazil
Transportadora Sulbrasileira de Gás - TSB	G&LCE	25.00	25.00	−	16	8	Brazil
(1) Sales revenue refers to the companies' headquarters country. In relation to PIBBV, the composition of net sales revenue is: 56% in the Netherlands, 25% in the United States and 19% in Singapore.
(2)In December 2023, Braspetro Oil Services Company - Brasoil repurchased 105,000,000 common shares for the amount of US$1 per share.
(3) The contract for the sale of Refinaria de Mucuripe S.A was rescinded due to the non-fulfillment of established precedent conditions.
(4) APS is a non-profit civil association, which carries out health assistance activities, and is consolidated in the Company’s financial statements.
(5) Equity and net income at September 30, 2023, most current public information.

The main investees of PIB BV are:

  Petrobras Global Trading B.V. – PGT (100%, based in the Netherlands), dedicated to the trade of oil, oil products, biofuels and LNG (liquefied natural gas), as well as to the funding of its activities in light of Petrobras;
  Petrobras Global Finance B.V. – PGF (100%, based in the Netherlands); the finance subsidiary of Petrobras, raising funds through bonds issued in the international capital market;
  Petrobras America Inc. – PAI (100%, based in the United States), dedicated to trading and E&P activities (MP Gulf of Mexico, LLC);
  Petrobras Singapore Private Limited. - PSPL (100%, headquartered in Singapore), which operates primarily in the sale of oil, oil products, biofuels and liquefied natural gas (LNG); and
90

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
  PNBV (100%, based in the Netherlands), operates through joint operations in Tupi BV (67.59%), Guará BV (45%), Agri Development BV (90%), Libra (40%), Papa Terra BV (62.5%), Roncador BV (75%), Iara BV (90.11%), Petrobras Frade Inversiones SA - PFISA (100%) and BJOOS BV (20%), dedicated to the construction and lease of equipment and platforms for Brazilian E&P consortia. Currently, the Company is assessing the liquidation of Guara BV, Libra BV, Agri Development BV, Papa-Terra BV, Roncador BV and PFISA, where conditions precedent are pending. Subsequently, the Company will assess the liquidation of Tupi BV and Iara BV.

On December 28, 2023, the company approved the liquidation and dissolution of Ibiritermo S.A.

30.2	.Investment change (Parent Company)
	Balance at 12.31.2022	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2023
Subsidiaries
PIB BV	256,901	−	−	19,173	(20,408)	−	−	255,666
Transpetro	5,346	−	(3)	888	(82)	(255)	(311)	5,583
PB-LOG	−	−	(55)	954	−	−	(899)	−
PBIO	1,008	−	(150)	(91)	−	(6)	−	761
Other subsidiaries	2,799	−	(524)	372	(37)	296	(896)	2,010
Joint operations	130	−	−	52	−	1	(45)	138
Joint ventures	113	60	−	(2)	−	1	(62)	110
Associates	5,112	−	3	(1,532)	(933)	1,305	(21)	3,934
Total	271,409	60	(729)	19,814	(21,460)	1,342	(2,234)	268,202
Other investments	18	−	−	−	−	−	−	18
Total	271,427	60	(729)	19,814	(21,460)	1,342	(2,234)	268,220

	Balance at 12.31.2021	Investments	Restructuring, capital decrease and others	Transfers to held for sale	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2022
Subsidiaries
PIB BV	254,421	−	−	−	20,563	(18,083)	−	−	256,901
Transpetro	6,059	−	(53)	−	1,046	(111)	(84)	(1,511)	5,346
PB-LOG	−	−	(42)	−	1,125	−	−	(1,083)	−
PBIO	1,202	−	−	−	(196)	−	2	−	1,008
Other subsidiaries	2,420	28	(445)	(9)	698	436	229	(558)	2,799
Joint operations	180	−	(36)	−	44	−	−	(58)	130
Joint ventures	109	86	−	−	163	−	−	(245)	113
Associates	5,416	−	5	(282)	(55)	(606)	1,162	(528)	5,112
Total	269,807	114	(571)	(291)	23,388	(18,364)	1,309	(3,983)	271,409
Other investments	18	−	−		−	−	−	−	18
Total	269,825	114	(571)	(291)	23,388	(18,364)	1,309	(3,983)	271,427
Results of companies classified as held for sale					275		−
					23,663		1,309

30.3	Investment change (Consolidated)

	Balance at 12.31.2022	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2023
Joint Ventures
MP Gulf of Mexico, LLC/PIB BV	1,953	−	−	(7)	(146)	−	(146)	1,654
Compañia Mega S.A. - MEGA/PIB BV	775	−	−	27	(56)	−	(167)	579
Other companies	127	60	−	(16)	−	1	(64)	108
Associates	5,298	72	(3)	(1,484)	(952)	1,305	(22)	4,214
Other investments	19	−	−	−	−	−	−	19
Total	8,172	132	(3)	(1,480)	(1,154)	1,306	(399)	6,574

91

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Balance at 12.31.2021	Investments	Restructuring, capital decrease and others	Transfer to held for sale	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2022
Joint Ventures
MP Gulf of Mexico, LLC/PIB BV	2,159	−	−	−	870	(132)	−	(944)	1,953
Compañia Mega S.A. - MEGA/PIB BV	548	−	−	−	279	(27)	−	(25)	775
Other companies	132	86	(4)	−	157	(1)	−	(243)	127
Associates	5,569	68	(62)	(282)	(15)	(614)	1,162	(528)	5,298
Other investments	19	−	−	−	−	−	−	−	19
Total	8,427	154	(66)	(282)	1,291	(774)	1,162	(1,740)	8,172

30.4	.Investments in non- consolidated listed companies
	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	12.31.2023	12.31.2022	Type	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Associate
Braskem	212,427	212,427	Common	21.69	25.18	4,608	5,349
Braskem	75,762	75,762	Preferred	21.86	23.76	1,656	1,800
	288,189	288,189				6,264	7,149

The market value for these shares does not necessarily reflect the realization value on the sale of a representative lot of shares.

The main estimates used in cash flow projections to determine Braskem's value in use, for the purpose of testing the investment's recoverability, are presented in Note 26.

30.5	.Non-controlling interest

The total participation of non-controlling shareholders in the company's shareholders' equity is R$ 1,899 (R$ 1,791 in 2022), mainly R$ 1,602 from the FIDC (R$1,444 in 2022) and R$248 from TBG (R$ 304 in 2022).

The following is summarized accounting information:

	FIDC		TBG		Gaspetro(1)
	2023	2022	2023	2022	2022
Current assets	37,779	47,972	1,261	1,041	−
Long-term receivables	−	−	1	1	−
Investments	−	−	1	1	−
Property, plant and equipment	−	−	1,518	1,551	−
Other non-current assets	−	−	17	15	−
	37,779	47,972	2,798	2,609	−
Current liabilities	38	35	1,211	756	−
Non-current liabilities	−	−	1,083	1,234	−
Shareholders' equity	37,741	47,937	504	619	−
	37,779	47,972	2,798	2,609	−
Sales Revenues	−	−	1,745	1,806	523
Net income (loss) of the year	6,008	7,507	762	936	110
Cash and cash equivalents generated (used) in the year	(5,658)	3,183	194	373	(72)
(1) In July 2022, the company concluded the sale of its entire interest in Gaspetro (51%).

The Investment Fund for Non-Standardized Credit Rights (“FIDC-NP”) is an investment fund primarily intended for the acquisition of “performed” and/or “non-performed” credit rights from operations carried out by Petrobras companies and its subsidiaries and aims at optimizing the financial management of cash.

TBG is a company that operates in the transport of natural gas, through the Bolivia-Brazil gas pipeline, and is a subsidiary of Petrobras, which has a 51% interest in this company.

30.6	.Summarized information on joint ventures and associates

The company invests in jointly controlled and affiliated projects in the country and abroad, whose activities are related to petrochemical companies, transportation, trade, processing and the industrialization of oil products and other fuels, gas distributors, biofuels, thermoelectric, refineries and others. The summary accounting information is as follows:

92

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

				2023				2022
	Joint operations			Associates (1)	Joint operations			Associates (1)
	Brazil	MP Gulf of Mexico, LLC	Other companies abroad		Brazil	MP Gulf of Mexico, LLC	Other companies abroad	Brazil
Current assets	1,600	2,598	1,330	38,297	1,541	2,512	2,139	34,657
Long-term receivables	1,315	320	45	12,545	1,205	725	89	12,997
Property, plant and equipment	2,540	9,020	917	39,129	2,648	14,034	996	38,505
Other non-current assets	199	3	−	6,115	191	4	1	3,155
	5,654	11,941	2,292	96,086	5,585	17,275	3,225	89,314
Current liabilities	1,515	1,767	341	24,672	1,535	1,797	757	23,337
Non-current liabilities	2,581	2,053	250	63,820	2,578	2,857	167	58,765
Shareholders' equity	1,523	6,467	1,701	8,183	1,443	10,668	1,516	8,283
Non-controlling interests	35	1,654	−	(589)	29	1,953	785	(1,071)
	5,654	11,941	2,292	96,086	5,585	17,275	3,225	89,314
Sales revenues	5,177	4,530	−	70,922	5,986	7,271	167	96,626
Net income (loss) of the year	26	2,039	105	(4,242)	372	4,583	839	(754)
Participation - %	20 to 50%	20%	34 to 45%	18.8 to 38.8%	20 to 50%	20%	34 to 45%	18.8 to 38.8%

(1) It is mainly composed of Braskem.

Accounting policy for investments

Basis of consolidation

The consolidated financial statements include the financial information of Petrobras and the entities it controls (subsidiaries), joint operations (at the level of interest the Company has in them) and consolidated structured entities.

Intragroup balances and transactions, including unrealized profits arising from intragroup transactions, are eliminated in the consolidation of the financial statements.

Investments in other companies

In the individual financial statements, investments in subsidiaries, associates, joint ventures and non-profit associations are evaluated using the equity equivalence method. In joint operations, only those created through a vehicle entity with its own legal personality are evaluated by the equity equivalence method. For other joint operations, the company recognizes its assets and liabilities, as well as their respective income and expenses.

In the consolidated financial statements, investments in associates and joint ventures are recognized by the MEP.

Business combination

A business combination is a transaction in which the acquirer obtains control of another business, regardless it legal form. Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are accounted for at cost. The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value, with limited exceptions.

93

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
31.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

			Consolidated 12.31.2023	Consolidated 12.31.2022
	E&P	Corporate and other businesses	Total	Total
Assets classified as held for sale
Inventories	−	−	−	108
Investments	1	−	1	2
Property, plant and equipment	1,623	−	1,623	18,713
Total	1,624	−	1,624	18,823
Liabilities on assets classified as held for sale
Finance debt	−	481	481	694
Provision for decommissioning costs	2,140	−	2,140	6,952
Total	2,140	481	2,621	7,646
31.1.	Sales pending closing at December 31, 2023
a)	Urugua and Tambau fields

On December 21, 2023, the Company signed agreements with Enauta Energia S.A. for the sale of its entire interest in the Uruguá and Tambaú fields located in the Santos basin.

The transaction amounts to up to US$ 35 million, corresponding to: (a) US$ 3 million paid on the date of signing, (b) US$ 7 million to be paid at the closing of the transaction, and (c) up to US$ 25 million in contingent payments, depending on future Brent prices and events related to the development of the assets.

94

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
31.2.	Sales closed in 2023

The main asset sales operations are presented below:

Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (1) (2)	Value of closure in other currencies (3)	Gain/ (loss) (4)	Further infor-mation
Sale of the Company's entire interest in Albacora Leste producing field, located in the Campos Basin	Petro Rio Jaguar Petróleo LTDA (PetroRio), a subsidiary of Petro Rio S.A.	Apr/2022 Jan/2023	9,986	US$ 1,947	3,141	a
Sale of the Company's entire interest in a set of four onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Norte Capixaba cluster	Seacrest Petróleo SPE Norte Capixaba Ltda., a wholly-owned subsidiary of Seacrest Exploração e Produção de Petróleo Ltda.	Feb/2022 Apr/2023	2,459	US$ 485	1,766	b
Sale of the Company's entire interest (100%) in a set of 22 production onshore and shallow water fields, together with their associated infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called Potiguar cluster	3R Potiguar S.A., a wholly-owned subsidiary of 3R Petroleum Óleo e Gás S.A.	Jan/2022 Jun/2023	7,266	US$ 1,455	2,350	c
Sale of the Company's entire interest in a set of maritime concessions called Golfinho and Camarupim groups of fields, in deep waters of the post-salt layer, located in the Espírito Santo Basin.	BW Energy Maromba do Brasil Ltda (BWE)	Jun/2022 Aug/2023	172	US$ 35	(74)	d

			19,883		7,183
(1) Value agreed upon signing the transaction, plus closing price adjustment, when provided for in the contract.
(2) The value of “Receipts from the sale of assets (Divestments) in the Cash Flow Statement” is mainly composed of values from the Divestment Program: partial receipt of operations from this year, installments of operations from previous years and advances relating to operations not completed.
(3) Contractual value and price adjustments of operations negotiated in a currency other than the real. Values in US$ (dollars) represent millions of the respective currency.
(4) Recognized in "Result from disposals, write-off of assets and result from the remeasurement of equity interests" (explanatory note 11).

a)	Sale of Albacora Leste field

The transaction was closed after the fulfillment of conditions precedent, with the receipt of R$ 8,455 (US$ 1,635 million), of which R$ 8,201 (US$ 1,586 million) was received in cash and R$ 254 (US$ 49 million) relates to sale of inventories, as provided for in the agreement, in addition to R$ 1,453 (US$ 293 million) received at the transaction signing and to R$ 42 (US$ 10 million) related to a final price adjustment as provided for in the contract. In addition, Petrobras is expected to receive up to US$ 250 million in contingent payments provided for in the contract, depending on future Brent prices. Of this amount, the Company recognized R$ 290 (US$ 58 million) as a receivable in 2023.

b)	Sale of Norte Capixaba cluster

The transaction was closed with the receipt of R$ 2,169 (US$ 427 million), including price adjustments provided for in the contract, in addition to R$ 182 (US$ 36 million) received at the transaction signing. In addition, there is up to US$ 66 million in contingent payments for Petrobras provided for in the contract, depending on future Brent prices, of which the Company recognized R$ 108 (US$ 22 million) as a receivable in 2023.

c)	Sale of Potiguar cluster

The operation was concluded with receipt of R$5,408 (US$1,100 million), with the adjustments provided for in the contract. This amount adds up to R$ 592 (US$ 110 million) received on the date of signing the contract, in addition to the amount of R$ 1,215 (US$ 235 million) monetarily updated according to the contract, to be received in 4 equal and annual installments, from March 2024. Additionally, R$51 (US$10 million) was received in 2023, as a final price adjustment.

95

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
d)	Sale of Golfinho and Camarupim groups of fields

The operation was concluded with receipt of R$58.5 (US$12.2 million), with the adjustments provided for in the contract. This value is added to the amount of R$ 15.5 (US$ 3 million) received at the signing of the contract. In addition to this amount, it is expected to receive up to US$60 million in contingent payments, depending on future Brent prices and asset development. Of this contingent portion, R$98 (US$20 million) was recognized in 2023.

31.3.	Transaction interrupted

On December 31, 2022, the main assets and liabilities classified as held for sale included the LUBNOR refinery and its associated logistics assets in the Ceará state.

In November 2023, the sales contract was interrupted due to the failure of the acquirer to fulfill the conditions precedent within the deadline foreseen in the agreement. As a result, the assets and liabilities under the transaction are no longer classified as held for sale.

Petrobras has returned the advance received, in the updated amount of R$ 19.7 (US$ 3.4 million, updated until the payment date, according to the contract).

31.4.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transaction	Closing date	Closing date US$ million	Assets recognized in 2023		Assets recognized in previous periods	Balance of contingent assets as of December 31, 2023
	US$ million	R$
Sales in previous Years
Riacho da Forquilha cluster	Dec/2019	62	30	148	28	4
Pampo and Enchova cluster	Jul/2020	650	66	325	180	404
Baúna field	Nov/2020	285	64	317	132	89
Miranga cluster	Dec/2021	85	15	73	55	15
Cricare cluster	Dec/2021	118	54	267	22	42
Peroá cluster	Aug/2022	43	−	−	10	33
Papa-Terra field	Dec/2022	90	1	3	15	74
Sales in the period
Albacora Leste field	Jan/2023	250	58	290	−	192
Norte Capixaba cluster	Apr/2023	66	22	108	−	44
Golfinho and Camarupim groups of fields	Aug/2023	60	20	98	−	40
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu	Apr/2022	5,244	255	1,235	693	4,296
Total
Sales in previous Years		6,953	585	2,864	1,135	5,233

96

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
31.5.	Other Operations

On December 28, 2023, the process of closing the wholly-owned subsidiary Ibiritermo S.A. was completed. The liquidation and extinction of the subsidiary did not impact the statement of financial position and income statement on the company's individual and consolidated financial statements.

31.6.	Cash flows from sales of equity interest with loss of control

The sales of equity interests that resulted in loss of control and the cash flows arising from these transactions are presented below:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
2022
Gaspetro	2,098	(112)	1,986
REMAN	1,231	(117)	1,114
Total	3,329	(229)	3,100

In 2023, there were no sales of equity interests resulting in loss of control.

Accounting Policy for assets and liabilities held for sale

Non-current assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will, principally, be recovered through the sale transaction rather than through continuing use.

The condition for classification as held for sale is met only when the sale is approved by the Company’s Board of Directors and the asset or disposal group is available for immediate sale in its present condition and there is the expectation that the sale will occur within 12 months after its classification as held for sale. However, an extended period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that the Company remains committed to its plan to sell the assets (or disposal groups).

Assets (or disposal groups) classified as held for sale and the associated liabilities are measured at the lower of their carrying amount and fair value less disposal expenses. Assets and liabilities are presented separately in the statement of financial position.

In the classification of non-current assets as held for sale, provisions for decommissioning costs related to these assets are also disclosed. Any commitments with decommissioning assumed by the Company resulting from the sale process are recognized after the closing of the transaction, in accordance with the contractual terms.

When a component of the Company is disposed of or classified as held for sale, and it represented a separate major line of business, the disposed interest is considered a discontinued operation. Thus, its net income and cash flows are presented in separate line items until the date of the closing of the operation.

97

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
32.	Finance debt
32.1.	Balance by type of finance debt
	Consolidated		Parent Company
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Banking Market	10,949	6,705	10,805	6,618
Capital Market	15,151	15,108	14,564	14,372
Development banks (1)	3,379	3,770	15	185
Related parties (note 36.5)	−	−	32,006	36,541
Others	4	19	−	−
In Brazil	29,483	25,602	57,390	57,716
Banking Market	30,513	43,759	12,081	17,365
Capital Market	69,636	73,368	−	−
Export Credit Agency	9,055	12,745	−	−
Related parties (note 36.1)	−	−	323,684	361,060
Others	744	812	−	−
Abroad	109,948	130,684	335,765	378,425
Total	139,431	156,286	393,155	436,141
Current	20,923	18,656	46,736	120,724
Non-current	118,508	137,630	346,419	315,417

(1) Includes BNDES, FINAME and FINEP.

The amount classified in current liabilities comprises:

	Consolidated		Parent Company
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Short-term debt	17	−	32,007	36,541
Current portion of long-term debt	18,282	16,231	11,835	82,443
Accrued interest on short and long-term debt	2,624	2,425	2,894	1,740
Current	20,923	18,656	46,736	120,724

The capital market balance is mainly composed of R$ 66,514 in global notes, issued abroad by PGF, R$ 9,821 in debentures and R$4,743 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes have maturities between 2024 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, being 87%, 2% and 11% of the total global notes, respectively.

Debentures and commercial notes, with maturities between 2024 and 2037, do not require real guarantees and are not convertible into shares or equity interests.

32.2.	Changes in finance debt
	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	25,602	130,684	156,286
Proceeds from finance debt	4,534	6,182	10,716
Repayment of principal (1)	(1,680)	(19,488)	(21,168)
Repayment of interest (1)	(1,629)	(8,167)	(9,796)
Accrued interest (2)	2,175	9,093	11,268
Foreign exchange/ inflation indexation charges	563	(730)	(167)
Translation adjustment	−	(7,626)	(7,626)
Modification of contractual cash flows	(82)	−	(82)
Balance at December 31, 2023	29,483	109,948	139,431
	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2021	25,209	174,015	199,224
Proceeds from finance debt	4,467	10,689	15,156
Repayment of principal (1)	(5,194)	(41,456)	(46,650)
Repayment of interest (1)	(1,522)	(8,125)	(9,647)
Accrued interest (2)	2,039	9,610	11,649
Foreign exchange/ inflation indexation charges	603	(3,014)	(2,411)
Translation adjustment	−	(11,035)	(11,035)
Balance at December 31, 2022	25,602	130,684	156,286

(1) Includes prepayments.

(2) Includes appropriations of goodwill, discounts and associated transaction costs.

In 2023, the Company repaid several finance debts, in the amount of R$ 30,980.

98

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In the same period, the Company raised funds in the amount of R$ 10,716, notably: (i) the issuance of Global notes in the international capital market in the amount of R$ 5,928 due in 2033; and (ii) proceeds in the domestic banking market, in the amount of R$ 4,438.

The Company carried out an exchange operation under the terms of a R$ 2,500 debt in the domestic banking market, changing the term from 2024 to 2030. The modification of the contractual terms was not substantial and resulted in a gain of R$ 82 per modification.

32.3.	Reconciliation with cash flows from financing activities – Consolidated
			2023			2022
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	10,716	(21,168)	(9,796)	15,156	(46,650)	(9,647)
Repurchase of debt securities	−	382	−	−	(596)	−
Deposits linked to finance debt (1)	−	(294)	(104)	−	(91)	(17)
Net cash used in financing activities	10,716	(21,080)	(9,900)	15,156	(47,337)	(9,664)

(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.
32.4.	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years onwards	Total (1)	Fair Value

Financing in U.S. Dollars (US$):	17,317	12,147	7,068	11,607	7,401	43,842	99,382	100,024
Floating rate debt (2)	13,418	9,269	5,417	8,306	2,534	2,073	41,017
Fixed rate debt	3,899	2,878	1,651	3,301	4,867	41,769	58,365
Average interest rate p.a.	5.5%	5.5%	6.2%	5.8%	5.4%	6.6%	6.3%
Financing in Brazilian Reais (R$):	3,164	1,244	2,434	723	734	19,729	28,028	30,045
Floating rate debt (3)	573	700	700	196	196	12,376	14,741
Fixed rate debt	2,591	544	1,734	527	538	7,353	13,287
Average interest rate p.a.	6.9%	6.6%	6.7%	7.2%	7.4%	6.6%	6.8%
Financing in Euro (€):	247	1,453	−	−	656	2,286	4,642	4,697
Fixed rate debt	247	1,453	−	−	656	2,286	4,642
Average interest rate p.a.	4.7%	4.7%	−	−	4.6%	4.7%	4.7%
Financing in Pound Sterling (£):	195	−	2,849	−	−	4,335	7,379	7,221
Fixed rate debt	195	−	2,849	−	−	4,335	7,379
Average interest rate p.a.	6.3%	−	6.2%	−	−	6.6%	6.4%
Total at December 31, 2023	20,923	14,844	12,351	12,330	8,791	70,192	139,431	141,987
Average interest rate	5.8%	5.8%	6.3%	6.1%	5.9%	6.5%	6.4%	−
Total at December 31, 2022	18,656	20,577	16,061	13,164	15,096	72,732	156,286	155,766
Average interest rate	6.7%	6.5%	6.1%	6.2%	6.0%	6.6%	6.5%	−

(1)The average maturity of outstanding debt as of December 31, 2023 is 11.38 years (12.07 years as of December 31, 2022).
(2) Operations with variable index + fixed spread. (3) Operations with variable index + fixed spread, if applicable.

As of December 31, 2023, the fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 67,639 of December 31, 2023 (R$ 68,146 of December 31, 2022); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to R$ 74,348 as of December 31, 2023 (R$ 87,620 as of December 31, 2022).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there was a necessity to amend the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months.

99

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

As of December 31, 2023, approximately 23% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) negotiated with the creditors serving as a parameter, while 1% will still undergo contractual changes to switch to this new index.

The renegotiations performed so far have been solely for the replacement of the LIBOR benchmark and are necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index is economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

Therefore, the Company does not expect material effects for the contracts that will still undergo contractual changes for the new index, considering that they will occur under market conditions.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 35.2.2.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2024	2025	2026	2027	2028	2029 and thereafter	12.31.2023	12.31.2022
Principal	18,466	15,176	12,615	12,588	9,444	72,984	141,273	165,419
Interest	9,303	7,875	7,221	6,014	4,947	73,768	109,128	129,478
Total (1)	27,769	23,051	19,836	18,602	14,391	146,752	250,401	294,897
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 33.

32.5.	Lines of credit
				12.31.2023
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (1)	Syndicate of banks	3/27/2019	02/27/2026	2,050	−	2,050
Total				7,050		7,050
In Brazil
Petrobras	Banco do Brasil	3/23/2018	09/26/2026	2,000	−	2,000
Petrobras	Banco do Brasil	10/4/2018	09/05/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				4,329	-	4,329
(1) On June 30, 2023, Petrobras reduced part of the Revolving Credit Facility to US$ 2,050 million compared to the US$ 3,250 million contracted in 2019. Thus, US$ 2,050 million will be available for withdrawal from July 1st, 2023, to February 27, 2026.

32.6.	Covenants and Collateral
32.6.1.	Covenants

The Company has covenants that were not in default at December 31, 2023 in its loan agreements and notes issued in the capital markets requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year; (ii) Negative Pledge/Permitted Liens clause, where Petrobras and its material subsidiaries undertake not to create liens on their assets to guarantee debts beyond those permitted; (iii) clauses complying with laws, rules and regulations applicable to the conduct of its business, including (but not limited to) environmental laws; (iv) clauses in financing contracts that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to establish and maintain policies necessary for such compliance; (v) clauses in financing contracts that restrict relationships with entities or even countries sanctioned primarily by the United States, including, but not limited to, the Office of Foreign Assets Control – OFAC, Department of State and Department of Commerce, the European Union and the United Nations.

If the Company breaches any of the aforementioned covenants and either is incapable of remedy or continues to fail to comply with the covenants for a period ranging from 30 to 60 calendar days (depending on the contract) after it has received a written notice from the creditors specifying such default or breach and requiring it to be remedied and stating that such notice is a

100

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

“Notice of Default”, this may be declared an Event of Default, and in certain cases the debt related to that contract becomes due and payable.

32.6.2.	Collateral

Financial institutions normally do not require guarantees for loans and financing granted to Petrobras. However, there is financing granted through specific instruments, which have real guarantees. Such contracts represent 13.9% of total financing, with emphasis on the contract obtained from the China Development Bank (CDB), according to note 36.6.

Loans obtained by structured entities are guaranteed by the projects themselves, as well as by pledges of credit rights.

Financing from the capital market, which corresponds to securities issued by the company, does not have real guarantees.

Accounting policy for loans and finance debt

Loans and finance debt are initially recognized at fair value less transaction costs that are directly attributable to its issue and subsequently measured at amortized cost using the effective interest method.

When the contractual cash flows of a financial liability measured at amortized cost are renegotiated or modified and this change is not substantial, its gross carrying amount will reflect the discounted present value of its cash flows under new terms using the original effective interest rate. The difference between the book value immediately prior to such modification and the new gross carrying amount is recognized as gain or loss in the statement of income. When such modification is substantial, the original liability is extinguished and a new liability is recognized, impacting the statement of income of the period.

33.	Lease liability

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings. Changes in the balance of lease liabilities are presented below:

	Consolidated
	Lessors in Brazil	Lessors abroad	Total
Balance on December 31, 2022	31,411	93,006	124,417
Remeasurement / new contracts	11,295	59,846	71,141
Payment of principal and interest (1)	(11,326)	(19,939)	(31,265)
Interest expenses	2,592	6,422	9,014
Foreign exchange losses	(1,095)	(8,010)	(9,105)
Translation adjustment	−	(90)	(90)
Transfers	6	(487)	(481)
Balance on December 31, 2023	32,883	130,748	163,631
Current			34,858
Non-current			128,773
(1)The Statement of Cash Flows includes R$ 70 referring to changes in liabilities held for sale.

	Consolidated
	Lessors in Brazil	Lessors abroad	Total
Balance on December 31, 2021	25,695	102,899	128,594
Remeasurement / new contracts	14,047	11,286	25,333
Payment of principal and interest	(9,232)	(18,780)	(28,012)
Interest expenses	1,884	5,132	7,016
Foreign exchange losses	(921)	(6,668)	(7,589)
Translation adjustment	−	(166)	(166)
Transfers	(62)	(697)	(759)
Balance on December 31, 2022	31,411	93,006	124,417
Current			28,994
Non-current			95,423

As of December 31, 2023, the value of Petrobras Parent Company’s lease liabilities is R$169,605 (R$132,160 as of December 31, 2022), including leases and subleases with invested companies, mainly vessels with PNBV and Transpetro.

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

101

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated

Nominal Future Payments	2024	2025	2026	2027	2028	2029 onwards	Total	Recoverable taxes
Without readjustment
Vessels	16,585	11,851	6,682	2,520	1,487	5,913	45,038	1,331
Others	613	400	239	120	11	−	1,383	126
With readjustment - abroad (1)
Platforms	10,237	11,015	10,263	10,210	10,059	111,056	162,840	−
Vessels	1,705	1,570	1,469	1,250	94	−	6,088	−
With readjustment - Brazil
Vessels	3,805	2,626	1,391	420	34	26	8,302	769
Properties	1,615	1,062	1,016	950	809	6,701	12,153	472
Others	1,460	1,190	960	827	622	1,890	6,949	643
Nominal amounts on December 31, 2023	36,020	29,714	22,020	16,297	13,116	125,586	242,753	3,341
Nominal amounts on December 31, 2022	29,797	24,115	17,640	12,492	11,071	75,646	170,761	2,895
(1) Contracts signed in the U.S. Dollars.

The following table presents the main information on leases by class of underlying assets, where platforms and vessels represent 92.3% of the lease liability:

Consolidated

Present Value of Future Payments (1)	Discount rate (%p.a.)	Average Period (Years)	Recoverable taxes	12.31.2023	12.31.2022
Without readjustment
Vessels	5.0001	4.6 years	1,332	40,235	38,718
Others	4.8405	3.1 years	127	1,285	783
With readjustment - abroad
Platforms	6.2966	17.7 years	−	98,451	64,385
Vessels	6.355	3.5 years	−	5,455	4,371
With readjustment - Brazil
Vessels	10.933	2.5 years	768	7,290	6,773
Properties	7.9769	21.4 years	472	5,953	5,269
Others	11.2737	6.6 years	642	4,962	4,118
Total	6.0418	14.4 years	3,341	163,631	124,417
(1) Nominal incremental rate on the company's loans, calculated based on the bond yield curve and the company's credit risk, as well as the term adjusted by the duration of the respective payment flow and guarantees of the lease contracts.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

Consolidated

	2023	2022
Variable payments	5,337	5,445
Up to 1 year maturity	542	613

Variable payments x fixed payments	17%	19%

At December 31, 2023, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 316,418 (R$ 416,962 at December 31, 2022).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 35.2.

Accounting policy for lease liabilities

Lease liabilities, including those whose underlying assets are of low value, are measured at the present value of lease payments without reflecting the projected future inflation, which includes recoverable taxes, non-cancellable periods and options to extend a lease when they are reasonably certain.

102

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

These payments are discounted at the Company's nominal incremental rate on loans, as the interest rates implicit in lease agreements with third parties usually cannot be readily determined.

Lease remeasurements reflect changes arising from contractual rates or indexes, as well as lease terms due to new expectations of lease extensions or terminations.

Unwinding of discount on the lease liability is classified as finance expense, while payments reduce their carrying amount. According to the Company’s foreign exchange risk management, foreign exchange variations on lease liabilities denominated in U.S. dollars are designated as instruments to protect cash flow hedge relationships from highly probable future exports (see note 35.2.2).

In the E&P segment, some activities are conducted by joint operations with partner companies where the Company is the operator. In cases where all parties to the joint operation are primarily responsible for the lease payments, the Company recognizes the lease liability in proportion to its share. When using underlying assets arising from a specific contract in which the Company is solely responsible for the lease payments, the lease liabilities remain fully recognized and the partners are charged in proportion to their interests.

Payments associated with short-term leases (term of 12 months or less) are recognized as an expense over the term of the lease.

34.	Equity
34.1.	Share capital (net of share issuance costs)

On December 31, 2023 and 2022, subscribed and fully paid share capital in the amount of R$ 205,432 is represented by 13,044,496,930 shares, of which R$ 117,208 referring to 7,442,454,142 common shares and R$ 88,224 referring to 5,602,042,788 preferred shares, all nominative, book-entry and without par value. Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

34.2.	Capital reserve

Book-entry shares held by Petrobras in the amount of R$ 7 (R$ 7 on December 31, 2022), recognized against treasury shares.

34.3.	Capital transactions

34.3.1. Incremental costs directly attributable to the issue of shares

Transaction costs incurred in raising funds through the issuance of shares, net of taxes, in the amount of R$477 (R$477 on December 31, 2022).

34.3.2. Change in interest in subsidiaries

Differences between the amount paid and the book value resulting from changes in interests in subsidiaries that do not result in loss of control, considering that they refer to capital transactions, that is, transactions with shareholders, as owners, in the amount of R$ 3,799 (R$ 3,795 on December 31, 2022).

34.3.3. Treasury shares

Shares owned by Petrobras that are held in treasury in the amount of R$ 3,651 (R$ 7 on December 31, 2022), represented by 104,359,669 shares, of which 222,760 are common shares and 104,136,909 are preferred shares.

34.4.	Allocation of income and shareholders remuneration

The allocation of net income for the year and proposed dividends are shown below.

103

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Parent Company
	2023	2022
Net income of the year attributable to the shareholders of Petrobras	124,606	188,328
Prescribed dividends	33	55
Retained earnings for allocation	124,639	188,383

Allocation of retained earnings:
Legal reserve	6,160	9,417
Reserve for funding research and technological development programs	634	1,027
Tax incentive reserve	1,555	2,385
Capital remuneration reserve	43,871	−
Proposed dividends from retained earnings	72,419	175,554
Total allocation of retained earnings	124,639	188,383

Proposed dividends from retained earnings:
Mandatory minimum dividends	29,223	44,131
Additional dividends from the remaining portion of retained earnings	43,196	131,423
Proposed dividends from retained earnings	72,419	175,554

Additional dividends from the retained earnings reserve	−	47,006
Total proposed dividends	72,419	222,560

34.4.1. Profit reserves

Legal reserve

It represents the accumulated balance of 5% of the net income for each year, calculated pursuant to article 193 of the Brazilian Corporation Law, limited to 20% of the share capital. The balance of this reserve reached the legal limit on December 31, 2023, totaling R$41,086 (R$34,926 on December 31, 2022).

Statutory reserves

On November 30, 2023, the shareholders approved, in an Extraordinary General Meeting, the revision of article 56 of Petrobras' Bylaws, creating a new statutory reserve named Capital remuneration reserve.

Thus, in accordance with the Company's Bylaws, the constitution of the statutory reserves below must be considered in the proposal for distribution of net income, observing the following order of priority:

•	Reserve for research and development (R&D): constituted with the appropriation of net income by applying 0.5% of the year-end share capital, with the accumulated balance not exceeding 5% of the share capital, aiming at funding technological R&D. The balance of this reserve reached the legal limit on December 31, 2023.
•	Capital remuneration reserve: may be constituted through the appropriation of up to 70% of the adjusted net income for the year, subject to article 202 of the Brazilian Corporation Law and to the Shareholders Remuneration Policy, limited to the share capital, with the purpose of ensuring resources for the payment of dividends, interest on capital or other form of shareholder remuneration provided for by law, its anticipations, shares repurchases authorized by law, absorption of losses and, as a remaining purpose, incorporation into the share capital.

The changes in the statutory reserves are presented as follows:

Consolidated

	R&D reserve	Capital remuneration reserve	Total Statutory reserves
Balance at December 31, 2021	8,611	−	8,611
Transfers to reserves	1,027	−	1,027
Balance at December 31, 2022	9,638	−	9,638
Transfers to reserves	634	43,871	44,505
Balance at December 31, 2023	10,272	43,871	54,143

104

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Tax incentives reserve

Constituted through the allocation of a portion of income for the year equivalent to tax incentives, resulting from government donations or subsidies, in accordance with article 195-A of the Brazilian Corporation Law. This reserve can only be used to absorb losses or increase capital.

As of December 31, 2023, this reserve amounts to R$ 7,499 (R$ 5,944 as of December 31, 2022), referring to a subsidy incentive for investments, granted by the Superintendencies for Development of the Northeast Region of Brazil (SUDENE) and of the Amazon (SUDAM).

Profit retention reserve

It is intended for investments provided for in the capital budget, mainly in the exploration and development of oil and gas production, in accordance with article 196 of the Brazilian Corporation Law. The balance of this reserve is R$42,023 (R$42,023 on December 31, 2022).

34.4.2.	Distributions to shareholders

Distributions to shareholders are made by means of dividends, interest capital and share repurchases based on the limits defined in the Brazilian Corporation Law, in the Company’s bylaws and in the shareholders remuneration policy.

Pursuant to Brazilian Corporation Law, the Company’s shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year in proportion to the number of common and preferred shares held by them.

Preferred shares have priority in receiving dividends, at least 5% (five percent) calculated on the part of the capital represented by this type of shares, or 3% (three percent) of the net asset value of the share, the largest always prevailing, participating, on an equal basis with common shares, in the increases in share capital resulting from the incorporation of reserves and profits. This priority in receiving dividends does not in itself guarantee the payment of dividends in fiscal years in which the company does not earn income.

The payment of dividends may be made only to preferred shareholders if the priority dividends absorb all the adjusted net income for the year or reach an amount equal to or greater than the mandatory minimum dividend of 25%.

Shareholders Remuneration Policy

The Company’s policy on distributions to shareholders, approved by the Board of Directors on July 28, 2023, defines the following:

•	minimum distribution of US$ 4 billion for fiscal years when the average Brent price exceeds US$ 40 per barrel, which shall be distributed regardless of its level of indebtedness, provided that the parameters set forth in the policy are observed. This distribution will be equal to both common and preferred shares, once it exceeds the minimum value for preferred shares provided for in the Company's bylaws;
•	in the event of gross debt (comprising current and non-current finance debt and lease liability) equal to or less than the maximum debt level defined in the strategic plan (US$ 65 billion in the 2024-2028 Strategic Plan), in addition to the existence of net income attributable to shareholders of Petrobras, to be verified at the end of the year, the Company shall distribute to its shareholders 45% (previously 60%) of the difference between consolidates net cash provided by operating activities and consolidated cash used in the acquisition of PP&E and intangibles assets and on the acquisition of equity interests, calculated in Brazilian reais, provided that the result of this calculation exceeds US$ 4 billion and does not compromise the financial sustainability of the Company. This calculation will be applied on a quarterly basis;
•	any amounts related to share repurchases, as disclosed in the consolidated statement of cash flows, will be deducted from the amount resulting of the formula applied each quarter;
•	the Company may, in exceptional cases, distribute extraordinary remuneration to its shareholders, higher than the minimum mandatory dividends or than the amount calculated according to this policy, provided that the financial sustainability of the Company is preserved;
105

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
•	the distribution of remuneration to shareholders shall be made on a quarterly basis;
•	the Company may exceptionally distribute dividends even if there is no net income for the year, in accordance with the rules provided for the Brazilian Corporation Law and the criteria defined in this policy.

Petrobras seeks, through its shareholder remuneration policy, to ensure short, medium and long-term financial sustainability, providing predictability to the dividend payments to shareholders. Consequently, the payment of remuneration to shareholders must not compromise the company's short, medium and long-term financial sustainability.

Share Repurchase Program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program will be carried in the scope of the revised Shareholders Remuneration Policy approved on July 28, 2023, within a maximum period of 12 months.

Proposed remuneration to the shareholders of Petrobras

The remuneration to Petrobras' 2023 shareholders, in the amount of R$76,061, was calculated based on the policy formula, considering 60% of the free cash flow for the first quarter of 2023, according to the policy in force at the time, and 45% of free cash flow for the remaining quarters of 2023, including the proposed dividend distribution, in addition to the share repurchase program.

Parent Company

	2023	2022
Dividends and interest on capital	72,419	222,560
Share repurchase program (1)	3,642	−
Total capital remuneration reserve	76,061	222,560
(1) It excludes R$ 2 of transaction costs.

The remuneration to shareholders for the 2022 financial year, in the amount of R$222,560, was higher than that calculated based on the policy in force at the time (R$123,452).

Anticipation of dividends relating to 2023

On 2023, the Board of Directors approved the anticipation of dividends and interest on capital in the total amount of R$ 57,152, equivalent to R$ 4.38822850 per common and preferred shares in each quarter, based on the net income of the period from January to September 2023 (interim), as shown in the following table:

Parent Company

	Date of approval	Date of record	Amount per common and preferred share (R$)	Amount
Interim dividends and interest on capital - 1st quarter 2023	05.11.2023	06.12.2023	1.89357700	24,700
Interim dividends and interest on capital - 2nd quarter 2023	08.03.2023	08.21.2023	1.14930400	14,992
Interim dividends and interest on capital - 3rd quarter 2023 (1)	11.09.2023	11.21.2023	1.34534750	17,460
Total anticipated dividends			4.38822850	57,152
Indexation to the SELIC interest rate on anticipated dividends paid (2)			0.08210985	1,063
Total of anticipated dividends including indexation to the SELIC interest rate			4.47033835	58,215
(1) The amount per share of anticipated dividends for the 3rd quarter of 2023 was updated due to the change in the number of treasury shares resulting from the current Share repurchase program.
(2) The amount per share of the indexation to the SELIC interest rate on anticipated dividends paid was calculated based on the outstanding shares on December 31, 2023.

106

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

According to the Company’s bylaws, these amounts are indexed to the Selic interest rate, from the date of the payment to the end of the fiscal year (R$ 1,063 (R$ 0.08210985 per outstanding common and preferred shares) and are considered in determining the remaining dividends to be paid relating to 2023.

The interest on capital anticipated for the year 2023 resulted in a deductible expense which reduced the income tax expense by R$ 6,481. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

Proposed dividends for 2023

The dividend proposal recorded in the company's financial statements, subject to approval at the Annual General Shareholders Meeting, is as follows:

	Parent Company
	2023	2022
Net income of the year attributable to the shareholders of Petrobras	124,606	188,328
Appropriation:
Legal reserve	(6,160)	(9,417)
Tax incentive reserve	(1,555)	(2,385)
Adjusted net income	116,891	176,526

Mandatory minimum dividends:
25% of adjusted net income	29,223	44,131
Additional dividends:
Additional dividends from the remaining portion of retained earnings	43,196	131,423
Additional dividends from the profit retention reserve	−	47,006
Total proposed dividends	72,419	222,560
Preferred shares - R$ 5.56928679 per share outstanding in 2023 (R$ 17,06202044 per share outstanding in 2022)	30,978	95,581
Common shares - R$ 5.56928679 per share outstanding in 2023 (R$ 17,06202044 per share outstanding in 2022)	41,441	126,979

The dividend proposal for the 2023 financial year to be forwarded for approval at the 2024 Annual General Shareholders Meeting, in the amount of R$ 72,419 (R$ 5.56928679 per preferred and common share outstanding), includes the minimum mandatory dividend of R$ 29,223, equivalent at a percentage of 25% of adjusted net income, in addition to additional dividends of R$ 43,196 arising from the remaining portion of the year's accumulated income. This proposal is higher than the priority of preferred shares, and adheres to the shareholder remuneration policy.

The value per share of the proposed dividends may vary up to the date of the General Shareholders Meeting, the date of the shareholding position, as a result of the share repurchase program that reduces the number of shares outstanding.

Dividends payable

As of December 31, 2023, the balance of dividends payable to Petrobras shareholders is R$16,947, net of withholding income tax on interest on capital, referring to the anticipation of remuneration to shareholders approved by the Board of Directors on November 9, 2023 relating to the third quarter of 2023. The first installment of these dividends was paid on February 20, 2024 and the second installment will be paid on March 20, 2024.

	Parent Company
	2023	2022
Change of dividends payable
Opening balance	21,751	−
Additions relating to complementary dividends	35,815	37,320
Additions relating to anticipated dividends	57,152	179,964
Payment	(97,925)	(194,200)
Monetary indexation	2,562	1,425
Transfers to unclaimed dividends	(405)	(862)
Withholding income taxes over interest on capital and monetary restatement (1)	(2,003)	(1,896)
Closing balance	16,947	21,751
(1) Includes withholding income tax on interest on capital in 2023 of R$1,750 and on monetary indexation of dividends paid in 2023 of R$253.

The proposed additional dividends of R$14,204, equivalent to R$ 1.09894844 per preferred and common share outstanding, are highlighted in shareholders' equity on December 31, 2023 until the shareholder remuneration proposal is approved by the Annual General Shareholders Meeting on April 25, 2024, when they will be recognized as liabilities.

In the 2023 fiscal year, Petrobras made the following dividend disbursements:

107

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Events	Date of payment	Amount	Monetary indexation	Withholding income tax on monetary indexation	Unclaimed dividends	Total paid
Dividends and interest on capital of the third quarter of 2022 (1)	01/19/2023	21,751	156	(16)	(101)	21,790
Additional dividends of 2022 – 1st installment	05/19/2023	17,908	885	(90)	(85)	18,618
Additional dividends of 2022 – 2nd installment	06/16/2023	11,411	680	(69)	(55)	11,967
Dividends and interest on capital of the 1st quarter of 2023 – 1st installment (2)	08/18/2023	11,553	−	−	(50)	11,503
Dividends of the 1st quarter of 2023 – 2nd installment	09/20/2023	12,350	−	−	(56)	12,294
Dividends and interest on capital of the 2nd quarter of 2023 – 1st installment (3)	11/21/2023	7,056	−	−	(31)	7,025
Dividends of the 2nd quarter of 2023 – 2nd installment	12/15/2023	7,496	−	−	(34)	7,462
Additional dividends of 2022 – 3rd installment	12/27/2023	6,496	841	(78)	(33)	7,226
Residual dividend payments from previous years	Jan-Dec/2023	−	−	−	40	40
Total		96,021	2,562	(253)	(405)	97,925
(1) Gross amount of R$ 21,841, net of withholding income tax on interest on capital of R$ 90 collected in 2022.
(2) Gross amount of R$ 12,350, net of withholding income tax on interest on capital of R$ 797 collected in 2023.
(3) Gross amount of R$7,496, net of withholding income tax on interest on capital of R$440 collected in 2023.

The remuneration to shareholders for the 2022 fiscal year included complementary dividends of R$35,815, which were reclassified from shareholders' equity to liabilities on the date of approval of the Annual General Shareholders Meeting and paid in the 2023 fiscal year in three installments monetarily updated by the variation in the Selic rate since 31 from December 2023 until the respective payment dates.

Share Repurchase Program for 2023

In the period from September 1st to December 31, 2023, the company repurchased 104,064,000 preferred shares for the amount of R$3,644, which includes transaction costs of R$2.

34.4.3.	Unclaimed Dividends

As of December 31, 2023, the balance of dividends not claimed by Petrobras shareholders represents R$1,630 (R$1,258 as of December 31, 2022) recorded in other current liabilities, as per note 21. The payment of these dividends was not made due to the existence of pending registration issues that are the responsibility of shareholders with the bank that holds the company's shares.

Parent Company

	2023	2022
Changes in unclaimed dividends
Opening balance	1,258	451
Prescription	(33)	(55)
Transfers from dividends payable	405	862
Closing Balance	1,630	1,258

As the company no longer has the obligation to pay the prescribed dividend amounts, the amount of R$33 was recorded as a contra entry to the accumulated income account, in shareholders' equity.

The table below presents an expectation of prescription of unclaimed dividends, if the pending registration issues are not regularized by Petrobras shareholders.

Parent Company
12.31.2023
Expectation of prescription of unclaimed dividends
2024	323
2025	873
2026	434
Total	1,630

Accounting policy on distributions to shareholders

Interest on capital is a deductible expense, since it is part of the dividend for the year, as provided for in the Company’s bylaws, and accounted for in the statement of income, as required by tax legislation, resulting in a tax credit for income taxes recognized in the statement of income of the year.

108

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The dividends portion provided for in the bylaws or that represents the minimum mandatory dividends is recognized as a liability within the statement of financial position. Any excess must be maintained in shareholders' equity, as additional dividends proposed, until its approval on the Annual General Shareholders Meeting.

Dividends not claimed by Petrobras’ shareholders are transferred from dividends payable to other current liabilities. After 3 years from the date these dividends are made available to shareholders, they are reclassified from other current liabilities to equity within retained earnings, in accordance with Petrobras' bylaws.

34.5.	Earnings per share
	Consolidated and Parent Company
	2023	2022
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income of the year
Common	71,212	107,449
Preferred	53,394	80,879
	124,606	188,328

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382
Preferred	5,580,057,862	5,601,969,879
	13,022,289,244	13,044,201,261

Basic and diluted earnings per share (R$ per share)
Common	9.57	14.44
Preferred	9.57	14.44

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The variation in the weighted average number of shares outstanding is due to the Share Repurchase Program (preferred shares) in force at the company.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

35.	Risk management

Petrobras is exposed to a series of risks arising from its operations, such as the risk related to the prices of oil and oil products, exchange and interest rates, credit and liquidity risk. Corporate risk management is part of the company's commitment to act ethically and in compliance with the legal and regulatory requirements established in the countries where it operates.

For the management of market / financial risks, preferably structural actions are adopted, created as a result of an adequate management of the company's capital and indebtedness. Risks are managed considering governance and established controls, specialized units and monitoring in statutory committees under the guidance of the Executive Board and the Board of Directors. In the company, risks must be considered in all decisions and their management must be carried out in an integrated manner, taking advantage of the benefits of diversification.

The Company presents a sensitivity analysis of factors aligned with its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The sensitivity application horizon is 1 year, except for operations with commodity derivatives, for which a 3-month horizon is applied, due to the short-term nature of these transactions.

109

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
35.1.	Derivative financial instruments

Assets and liabilities

	Consolidated
	12.31.2023	12.31.2022
Fair value Asset Position (Liability)
Open derivatives transactions	96	(628)
Closed derivatives transactions awaiting financial settlement	49	142
Recognized in Statements of Financial Position	145	(486)
Other assets (note 21)	443	281
Other liabilities (note 21)	(298)	(767)

The following table presents the details of the open derivative financial instruments held by the Company as of December 31, 2023, and represents its risk exposure:

	Consolidated
	Notional value		Fair value Asset Position (Liability)		Maturity
	12.31.2023	12.31.2022	12.31.2023	12.31.2022	on 12.31.2023
Derivatives not designated for hedge accounting
Future contracts (1)	(1,053)	683	4	(209)
Long position/Crude oil and oil products	2,527	9,058	−	−	2024
Short position/ Crude oil and oil products	(3,580)	(8,375)	−	−	2024
SWAP (2)
Short position/ Soy oil – position sold (2)	(1)	(3)	−	(1)	2024
Forward contracts
Short position/Exchange (Reais/dollars) (3)	(1)	−	−	−	2024
SWAP
Swap - CDI X IPCA (inflation)	3,008	3,008	329	(82)	2029/2034
Foreign currency - cross currency swap (3)	US$ 729	US$ 729	(237)	(336)	2024/2029
Total de operações com derivativos em aberto			96	(628)
(1) Notional value in thousands of bbl.
(2) Notional value in thousands of tons (PBIO operations).
(3) Amounts in dollars are presented in million.

Profit or loss

	Gain/(Loss) Recognized in the statement of income of the year
	2023	2022
Commodity derivatives
Other operations – 35.2.1 (a)	84	(1,261)
Recognized in other operating expenses	84	(1,261)
Currency derivatives
Swap Pound Sterling x Dollar	−	(1,508)
Swap CDI x Dollar - 35.2.2 (b)	398	1,104
Others	2	23
	400	(381)
Interest rate derivatives
Swap - CDI X IPCA	127	(275)
	127	(275)
Cash flow hedge on exports - 35.2.2 (a)	(18,846)	(25,174)
Recognized in Finance Income (Expense)	(18,319)	(25,830)
Total	(18,235)	(27,091)

110

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Comprehensive income

	Gain/(Loss) Recognized in other comprehensive income of the year
	2023	2022
Cash flow hedge on exports – 35.2.2 (a)	41,256	53,533

Collateral	Guarantees given as collateral
	12.31.2023	12.31.2022
Commodity derivatives	85	499

35.2.	Market risks
35.2.1.	Risk management of products prices

Petrobras prefers exposure to the price cycle to systematically carrying out the protection of commodity purchase or sale operations, the objective of which is to meet its operational needs, using derivative financial instruments. However, subject to the analysis of the business environment and the prospects for implementing the Strategic Plan, the execution of an occasional protection strategy with derivatives may be applicable.

a)	Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge arising from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and derivatives, which can occasionally be optimized with the use of commodity derivative instruments for managing price risk, in a safe and controlled manner.

b)	Sensitivity analysis of commodity derivatives

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on December 31, 2023. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Consolidated Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts (Swap)	Crude oil and oil products - price changes	−	(89)	(178)
Future and forward contracts (Swap)	Soybean oil - price changes	−	(1)	(2)
Forward contracts	Foreign currency - depreciation BRL x USD	−	−	(1)
		−	(90)	(181)

35.2.2.	Foreign exchange risk management

Petrobras' Risk Management Policy provides that the company, in principle, practices integrated risk management whose focus is not on the individual risks of operations or business units, but on the broader perspective and more consolidated view of the corporation, capturing possible benefits from business diversification.

111

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The company jointly considers all cash flows from its operations. This applies especially to the risk of changes in the exchange rate between the real and the US dollar, for which the company evaluates in an integrated manner not only its future cash flows denominated in US dollars, but also those cash flows denominated in reais that are influenced by the US currency, such as sales of diesel and gasoline in the domestic market.

In this sense, the treatment of foreign exchange risks involves, preferably, the adoption of structural actions with the definition of conditions for the execution of operations within the scope of Petrobras' businesses.

Changes in the spot R$ /US$ exchange rate, as well as other currencies in relation to the Real, may affect net income and the balance sheet. Such consequences may arise mainly from foreign currency items, such as highly probable future transactions, monetary items and firm commitments.

In these situations, the company seeks to mitigate the effect generated by potential variations in spot exchange rates R$ /US$, mainly by raising funds from third parties in US dollars to reduce the net exposure between obligations and receipts in that currency, representing a form of structural protection, taking into account liquidity and cost competitiveness criteria.

The protection against the risk of exchange variation of the group of future exports in US dollars of the company in a given period occurs through the set (portfolio) of indebtedness in US dollars seeking the most efficient protection considering the changes in the positions of such sets over time.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to treat the foreign exchange exposure of certain obligations of the company, especially when there are commitments in currencies for which the company does not expect to receive flows.

In the short term, risk treatment is carried out by allocating cash investments between real, dollar or other currency.

a)Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the hedging instruments as of December 31, 2023, in addition to the expectation of reclassification to the result of the accumulated exchange variation balance in shareholders' equity in future periods, based on a rate of R$ / US$ 4.8413, are shown below:

				Present value of hedging instrument notional value at 12.31.2023
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From jan/2024 to dec/2033	65,138	315,350

Movement of the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2022	62,119	324,121
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	28,945	144,095
Exports affecting the statement of income	(9,380)	(46,894)
Amortization of the indebteness	(16,546)	(82,733)
Foreign exchange variation	−	(23,239)
Amounts designated as of December 31, 2023	65,138	315,350
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2023	84,028	406,807

.

In the year ended on December 31, 2023, a foreign exchange gain of R$ 829 was recognized referring to the ineffectiveness in the exchange variation line (loss of R$ 288 in the same period in 2022).

112

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Future exports designated as hedged in cash flow hedge relationships represent, on average, 54.87% of highly probable future exports.

The movement in exchange variation accumulated in other comprehensive income as of December 31, 2023, to be realized by future exports, is presented below:

	Exchange rate	Tax effect	Consolidated Total
Balance at December 31, 2022	(70,089)	23,831	(46,258)
Recognized in shareholders' equity	22,410	(7,619)	14,791
Reclassified to the statement of income - occurred exports	18,846	(6,408)	12,438
Balance at December 31, 2023	(28,833)	9,804	(19,029)

	Exchange rate	Tax effect	Consolidated Total
Balance at December 31, 2021	(123,622)	42,034	(81,588)
Recognized in shareholders' equity	28,359	(9,642)	18,717
Reclassified to the statement of income - occurred exports	25,174	(8,559)	16,615
Balance at December 31, 2022	(70,089)	23,833	(46,256)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2024-2028, would not indicate the need to reclassify the exchange variation recorded in shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of December 31, 2023 is shown below:

Consolidated
	2024	2025	2026	2027	2028	From 2029 on	Total
Expected realization	(11,778)	(6,564)	(4,782)	(5,880)	(3,204)	3,375	(28,833)

Accounting policy

At the beginning of the hedge relationship, the company documents the hedge relationship and the risk management objective and strategy for taking on the hedge, including the identification of the hedge instrument, the hedged item, the nature of the risk being hedged and assessing whether the protection ratio meets the hedge effectiveness requirements.

Considering the natural protection ratio and the risk management strategy, the company designates hedge relationships between the exchange rate variations of “highly probable future exports” (protected item) and the exchange rate variations of certain US dollar obligations (instruments), so that the exchange effects of both are recognized at the same time in the income statement.

Exchange rate variations of the proportion of cash flows from liabilities and leases liabilities (non-derivative financial instruments) are designated as hedging instruments.

The individual hedge relationships are established in a one-to-one ratio, that is, the “highly probable future exports” of each month and the proportions of the cash flows of the indebtedness, used in each relationship and individual hedge, have the same nominal value in US dollars. The company considers “highly probable future exports” to be only a part of its total expected exports.

The exposure of the company's future exports to the risk of variation in the spot exchange rate R$ /US$ (active position) is offset by an equivalent reverse exposure of its debts in US dollars (passive position) to the same type of risk.

Hedge relationships can be discontinued and restarted in compliance with the risk management strategy. In this sense, such assessments are carried out monthly.

113

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In cash flow hedge accounting, the effective portion of foreign exchange gains and losses arising from hedging instruments is recognized in shareholders’ equity, in other comprehensive income and transferred to the financial result when the protected item affects the result for the period.

In the event that exports whose exchange variations were designated as a hedge relationship are no longer considered highly probable, but continue to be foreseen, the hedge relationship is revoked and the accumulated exchange variation up to the revocation date is maintained in shareholders’ equity, being reclassified to the result at the time when exports occur.

There may also be situations in which exports whose exchange rate variations have been designated in relation to hedging are no longer foreseen. In these cases, the exchange variation, referring to the proportions of the debt's cash flows that exceed total exports that are still considered foreseen, accumulated in shareholders' equity until the date of the revision in the forecast, is reclassified immediately to the statement of income.

In addition, when a financial instrument designated as a hedge instrument expires or is liquidated, the company may replace it with another financial instrument, to guarantee the continuity of the hedge relationship. Similarly, when a transaction designated as a hedge object occurs, the company may designate the financial instrument that protected that transaction as a hedging instrument in a new hedge relationship.

The ineffective portion of the gains and losses arising from the protection instruments is recorded in the financial result for the period. The potential sources of ineffectiveness are due to the fact that the protected items and the protection instruments have different maturities, as well as the rate used to discount the protected items and the protection instruments at present value.

b) Information on ongoing contracts

On December 31, 2023, the company has outstanding swap contracts - National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar.

Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

In 2019, Petrobras contracted derivative transactions in order to protect itself from exposure arising from the 1st series of the 7th issue of debentures, with IPCA x CDI interest swap operations, maturing in September 2029 and September 2034 and CDI x Dollar cross-currency swap operations, maturing in September 2024 and September 2029.

In July 2023, the 1st Debenture Repurchase Plan, which began on July 15, 2022, was terminated. During the entire plan, only an immaterial amount of this debt was repurchased. The position in the IPCA x CDI and CDI x Dollar derivative contracts remains unchanged.

Changes in future interest rate curves (CDI) may have an impact on the company's results, depending on the market value of these swap contracts. When preparing the sensitivity analysis on the future interest rate curves, the parallel shock in this curve was estimated as a function of the average maturity period of the swaps and the methodology on the sensitivity application horizon, presented previously. For the possible and remote scenarios, parallel shocks of 40% and 80% were applied to the future interest rate curves, which resulted in impacts of 400BP (basis points) and 800BP, respectively, on the estimated interest rates. The effects of this sensitivity analysis, keeping all other variables constant, are presented in the following table:

	Possible Result	Remote Result
SWAP exchange rate variation (IPCA x USD)	(47)	(92)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using the rates agreed in each contract and the projections of the DI curves, IPCA coupon and exchange coupon, discounting the present value at the free rate of risk. Curves are obtained from Bloomberg based on futures contracts traded on the exchange.

Next, the mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, as we use top-notch banks.

114

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

c) Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the expected exchange rate for the close of the next quarter. The possible and remote scenarios have the same references and consider the appreciation of the exchange rate at the end of the quarter (risk) by 20% and 40%, respectively, with the exception of the balances of assets and liabilities in foreign currency of subsidiaries abroad, when carried out in currency equivalent to their respective functional currencies. These analyzes cover only the exchange variation and keep all other variables constant.

Instruments	Exposure at 12.31.2023	Risk	Probable Scenario (1)	Possible Scenario	Remote Scenario
Assets	41,241	Dollar / real	1,352	8,430	16,860
Liabilities	(494,306)		(16,204)	(99,043)	(198,086)
Foreign exchange - cross currency swap	(3,008)		(99)	(602)	(1,203)
Cash flow hedge over exports	315,350		10,337	63,070	126,140
	(140,723)		(4,614)	(28,145)	(56,289)
Assets	6,226	Euro / dollar	86	1,245	2,490
Liabilities	(10,615)		(146)	(2,123)	(4,246)
	(4,389)		(60)	(878)	(1,756)
Assets	7,491	Pound Sterling / dollar	110	1,498	2,996
Liabilities	(14,769)		(217)	(2,954)	(5,908)
	(7,278)		(107)	(1,456)	(2,912)
Assets	5	Pound Sterling / real	−	1	2
Liabilities	(162)		(8)	(32)	(65)
	(157)		(8)	(31)	(63)
Assets	22	Euro / real	1	4	9
Liabilities	(72)		(3)	(14)	(29)
	(50)		(2)	(10)	(20)
Assets	57	Peso / dollar	(29)	(10)	(17)
	57		(29)	(10)	(17)
Total	(152,540)		(4,820)	(30,530)	(61,057)
(1) The probable scenarios were calculated considering the following risk variations: real x dollar - devaluation of the real by 3.28% / peso x dollar - devaluation of the peso by 98.7% / euro x dollar - appreciation of the euro by 1.3% / pound x dollar - appreciation of the pound by 1.42% / real x euro - devaluation of the real by 4.7% / real x pound - devaluation of the real by 4.7%. Source: Focus and Thomson Reuters.
35.2.3.	Interest rate risk management

The company, preferably, does not use derivative financial instruments to manage exposure to fluctuations in interest rates, because they do not have a material impact, except due to specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense if there is a variation of 40% and 80% in these interest rates, respectively, keeping all other variables constant.

The table below shows, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest referring to debts with floating interest rates on December 31, 2023.

	Consolidated
Risk	Probable Scenario (1)	Possible Scenario	Remote Scenario
LIBOR 6M	78	92	106
SOFR 3M (2)	470	606	742
SOFR 6M (2)	644	764	883
SOFR O/N (2)	632	885	1,137
CDI	1,130	1,581	2,033
TR	30	42	54
TJLP	312	436	561
IPCA	495	693	891
	3,791	5,099	6,407
(1) The probable scenario was calculated considering the currency quotations and floating rates to which the debts are indexed.
(2) Represents the Secured Overnight Funding Rate.

115

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
35.3.	Liquidity risk management

The possibility of insufficient cash to settle obligations on the scheduled dates is routinely managed by the company. Liquidity risk is also mitigated by defining reference parameters for the management of cash and financial investments and by periodically analyzing the risks of the projected cash flow, quantifying its main risk factors through Monte Carlo simulations, such as such as oil prices, exchange rates, international gasoline and diesel prices, among others. Then, it is possible to measure the need for financial resources for operational continuity and the execution of the strategic plan.

In this context, Petrobras' individual and consolidated financial statements, even if they present negative net working capital, do not compromise its liquidity.

Additionally, the company maintains committed credit lines (revolving credit facilities) contracted as a liquidity reserve in adverse situations, as per explanatory note 32.5, and regularly evaluates market conditions and may carry out repurchase transactions of its securities or those of its subsidiaries in the market of international capital, through various means, including repurchase offers, bond redemptions and/or open market operations, as long as they are in line with the company's liability management strategy, which aims to improve the amortization profile and cost of debt.

The maturity dates of the Company's financing and lease liabilities are presented in notes 32.4 and 34, respectively.

35.4.	Credit risk management

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters appropriate to each one of the market segments in which it operates.

The commercial credit portfolio is quite diversified between clients from the country's domestic market and foreign markets.

Credit granted to financial institutions is used to accept guarantees, apply cash surpluses and define counterparties in derivative operations, being distributed among the main international banks classified as “investment grade” by the main international risk classifiers and Brazilian banks with a minimum risk rating brA-/A3.br/A-(bra).

35.4.1.	Credit quality of financial assets
a)	Trade and other receivables

Most of Petrobras's clients do not have a risk rating granted by rating agencies. Thus, for the definition and monitoring of credit limits, management evaluates the customer's field of activity, commercial relationship, financial relationship with Petrobras and its financial statements, among other aspects.

b)	Other financial assets

Credit quality of cash and cash equivalents, as well as marketable securities, is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch. The credit quality of those financial assets, that are neither past due nor considered to be credit impaired, are set out below:

116

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	Cash and cash equivalents		Marketable securities
	2023	2022	2023	2022
AA	2,871	−	3,150	−
A	33,350	19,860	2,248	4,281
BBB	99	1,105	−	−
BB	15,741	4,787	−	1,071
AAA.br	9,520	15,831	19,911	17,274
AA.br	−	5	−	3
Other classifications	32	135	2	−
	61,613	41,723	25,311	22,629

35.5.	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Commodity derivatives	4	−	−	4
Interest rate derivatives	−	329	−	329
Balance at December 31, 2023	4	329	−	333
Balance at December 31, 2022	−	−	−	−

Liabilities
Foreign currency derivatives	−	(237)	−	(237)
Balance at December 31, 2023	−	(237)	−	(237)
Balance at December 31, 2022	(209)	(419)	−	(628)

The fair value of other financial assets and liabilities is presented in the respective explanatory notes: 8 – Marketable Securities; 14 – Accounts receivable; and 32 – Financing (estimated value).

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

36.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors in accordance with the Company’s bylaws.

In order to ensure the goals of the Company are achieved and to align them with transparency of processes and corporate governance best practices, this policy guides Petrobras while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions: competitiveness, compliance, transparency, fairness and commutability.

The Statutory Audit Committee (CAE) must approve in advance transactions between the Company and: i) the Brazilian Federal Government, including its agencies or similar bodies; ii) Petros Foundation; iii) Petrobras Health Association; iv) entities controlled by Petrobras in which there is a participation in the share capital of the controlled company by the Brazilian Federal Government, its Entities, or any authority of a public entity to which Petrobras is linked, or by individuals connected to it; v) Petrobras’ associated entities (including entities controlled by its associates); and vi) entities controlled by key management personnel or by their close family members, taking into account the materiality established by this policy.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities (the latter when classified as out of the Company's normal course of business by the CAE), which are under the scope of Board of Directors approval, must be preceded by the CAE and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

117

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
36.1.	Business transactions by operation with companies of the Petrobras Group (Parent Company)
	12.31.2023			12.31.2022
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	26,031	−	26,031	26,388	−	26,388
Dividends receivable	344	−	344	94	−	94
Amounts related to construction of natural gas pipeline	−	719	719	−	820	820
Other operations	30	198	228	678	200	878
Advances to suppliers	553	1,578	2,131	614	2,010	2,624
Total	26,958	2,495	29,453	27,774	3,030	30,804
Liabilities
Lease liabilities (1)	(2,357)	(3,303)	(5,660)	(2,113)	(4,630)	(6,743)
Loan operations	(1,365)	(91,806)	(93,171)	(1,093)	(52,569)	(53,662)
Prepayment of exports	(6,537)	(223,976)	(230,513)	(76,192)	(231,206)	(307,398)
Accounts payable to suppliers (note 16)	(7,568)	−	(7,568)	(13,455)	−	(13,455)
Purchases of crude oil, oil products and others	(5,464)	−	(5,464)	(9,471)	−	(9,471)
Affreightment of platforms	(260)	−	(260)	(365)	−	(365)
Advances from clientes	(1,848)	−	(1,848)	(3,614)	−	(3,614)
Other operations	4	−	4	(5)	−	(5)
Total	(17,827)	(319,085)	(336,912)	(92,853)	(288,405)	(381,258)
(1) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16/ CPC 06 (R2) - Leases.
				2023		2022
Profit or Loss
Revenues, mainly sales revenues				125,344		151,255
Foreign exchange and inflation indexation charges, net (2)				(959)		(15,656)
Financial income (expenses), net (2)				(24,179)		(22,748)
Total				100,206		112,851
(2) Includes the amounts of R$ 109 of active exchange variation and R$ 530 of financial expenses related to leasing and subleasing operations required by IFRS 16 / CPC 06 (R2) (R$ 161 of active exchange variation and R$ 604 of financial expense for the year ended in 2022).

36.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
	12.31.2023			12.31.2022	12.31.2023			12.31.2022
	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Controlled entities and joint ventures
PIB BV	24,929	1,763	26,692	28,427	(12,612)	(315,782)	(328,394)	(371,698)
Transpetro	631	13	644	382	(3,119)	(2,500)	(5,619)	(7,144)
Thermoelectric plants	1	−	1	2	(362)	(439)	(801)	(324)
Real estate investment fund	6	−	6	6	(154)	(364)	(518)	(641)
Petrobras Health Association (APS)	539	−	539	569	(946)	−	(946)	(677)
Other subsidiaries and joint ventures	536	719	1,255	1,294	(616)	−	(616)	(733)
	26,642	2,495	29,137	30,680	(17,809)	(319,085)	(336,894)	(381,217)
Associates and joint ventures
Petrochemical companies	173	−	173	41	(16)	−	(16)	(48)
Other associates and joint ventures	143	−	143	83	(2)	−	(2)	7
	316	−	316	124	(18)	−	(18)	(41)
Total	26,958	2,495	29,453	30,804	(17,827)	(319,085)	(336,912)	(381,258)

118

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
36.3.	Result of commercial transactions with companies of the Petrobras’ group – profit or loss (parent company)
	2023	2022
Controlled entities and joint ventures
PIB BV	84,749	81,749
Gaspetro (1)	−	6,602
Manaus Refinery (2)	−	2,308
Transpetro	2,241	2,084
Thermoelectric plants	(48)	(56)
Real estate investment fund	(71)	(80)
Health Petrobras Association (APS)	15	15
Other controlled entities and joint ventures	(3,659)	(2,962)
	83,227	89,660
Associates and joint ventures
Companies from the petrochemical sector	15,948	21,519
Other associates and joint ventures	1,031	1,672
	16,979	23,191
Total	100,206	112,851
(1) Include the values in the Statement of Income with the companies of the Gaspetro Group until July 2022, when they were disinvested.
(2) Include the values in the Statement of Income with the company Manaus Refinery until November 2022, when it was disinvested.

36.4.	Annual rates for loans operations
	Parent Company
		Liability
	12.31.2023	12.31.2022
From 7.01 to 8%	(41,961)	(53,662)
From 8.01 to 9%	(51,210)	−
Total	(93,171)	(53,662)

36.5.	Non standardized receivables investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by subsidiaries of the Petrobras Group. The amounts invested are recorded in accounts receivable.

Assigned and non-performed credit rights assignments are recorded as financing in current liabilities.

	Parent Company
	12.31.2023	12.31.2022
Net accounts receivables (note 14.1)	28,797	40,007
Assignment of receivables	(32,006)	(36,541)

	2023	2022

Finance income FIDC-NP (note 12)	4,968	6,450
Finance expense FIDC-NP	(4,352)	(4,290)
Net finance income (expense)	616	2,160
36.6.	Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for some financial operations carried out in Brazil and abroad.

The guarantees offered by Petrobras, mainly personal, unpaid, are made based on contractual clauses that support the financial transactions between the subsidiaries / controlled companies and third parties, guaranteeing assumption of compliance with the third party's obligation, in case the original debtor does not do so.

As a result of the strategy of early settlement of debts throughout the year, the financial operations carried out by these equity interests and guaranteed by Petrobras present the following balances to be settled:

119

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

			12.31.2023	12.31.2022
Maturity date	PGF (1)	PGT (2)	Total	Total
2023	−	−	−	755
2024	2,772	−	2,772	2,985
2025	4,391	11,135	15,526	23,472
2026	4,540	1,260	5,800	6,798
2027	3,244	7,262	10,506	11,532
2028	5,902	−	5,902	6,659
2029 and thereafter	49,893	7,639	57,532	61,614
Total	70,742	27,296	98,038	113,815
(1) Petrobras Global Finance B.V., subsidiary of PIB BV.
(2) Petrobras Global Trading B.V., subsidiary of PIB BV.

PGT, a wholly-owned subsidiary of Petrobras, provides collateral in a financing operation that Petrobras obtained from the China Development Bank (CDB), maturing in 2026, through the collaterality of its future receivables from sales of crude oil, originating from Petrobras exports, for specific buyers (maximum 200,000 bbl/d), with the guarantee amount limited to the debt balance, which on December 31, 2023 is R$ 12,132 (US$ 2,506 million), and on December 31, 2022 was R$ 17,433 (US$ 3,341 million).

36.7.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		Consolidated
	12.31.2023	12.31.2022
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies	219	19	109	52
Other associates and joint ventures	461	48	377	111
Subtotal	680	67	486	163
Brazilian government
Government bonds	8,806	−	8,812	−
Banks controlled by the Brazilian Government	75,165	10,257	61,625	8,178
Petroleum and alcohol account - receivables from the Brazilian Government (note 14.1)	1,345	−	3,143	−
Brazilian Federal Government (1)	−	6,669	−	7,419
Pré-Sal Petróleo S.A. – PPSA	−	134	−	296
Others	670	393	306	371
Subtotal	85,986	17,453	73,886	16,264
Pension plans	308	1,478	290	1,569
Total	86,974	18,998	74,662	17,996
Current assets	12,993	8,114	13,583	11,055
Non-current assets	73,981	10,884	61,079	6,941

(1) Includes amounts of leases.

The effect on the result of significant transactions is shown below:

120

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2023	2022
Joint ventures and associates
State-controlled natural gas distributors (1)	−	6,064
Petrochemical companies	16,998	22,986
Other associates and joint ventures	282	487
Subtotal	17,280	29,537
Government entities
Government bonds	1,047	1,049
Banks controlled by the Brazilian Government	(91)	389
Receivables from the Electricity sector	1,156	−
Petroleum and alcohol account - receivables from Brazilian Government	81	316
Brazilian Federal Government (Dividends)	(614)	1,534
Pré-Sal Petróleo S.A. – PPSA	(1,795)	(3,404)
Others	(1,006)	(400)
Subtotal	(1,222)	(516)
Petros	(97)	(112)
Total	15,961	28,909

Revenues, mainly sales revenues	17,245	29,861
Purchases and services	57	(15)
Operating income and expenses	(2,902)	(4,167)
Foreign exchange and inflation indexation charges, net	(1,318)	1,585
Finance income (expenses), net	2,879	1,645
Total	15,961	28,909

(1) In July 2022, the total stake in Petrobras Gás S.A. (Gaspetro) was sold.

Information on the precatories issued in favor of the company from the Petroleum and Alcohol Account are disclosed in explanatory note 14.

Liabilities with pension plans for the company's employees managed by Petros Foundation, which include debt instruments, are presented in note 18.

36.8.	Compensation of key management personnel

The criteria for compensation of employees and officers are established based on the relevant labor legislation and the Company’s Positions, Salaries and Benefits Plan (Plano de Cargos e Salários e de Benefícios e Vantagens).

The monthly compensation of employees (including those occupying managerial positions) in December 2023 and December 2022 were:

	Parent Company (in Reais)
Compensation of employees	2023	2022
Lowest compensation	4,505	3,977
Average compensation	24,100	22,893
Highest compensation	105,367	108,989

Number of employees	40,213	38,682

The annual compensation of Executive Officers, including variable compensation, for the years 2023 and 2022 were:

121

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Parent Company (in Reais)
Compensation of the director of Petrobras (includes variable compensation)	2023	2022
Lowest compensation (1)	148,388	1,691,555
Average compensation (2)	3,748,139	3,073,743
Highest compensation (3)	2,754,630	2,295,729

(1) It corresponds to the lowest annual compensation, including former members, according to the 2023 Annual Circular Letter CVM/SEP of March 28, 2023. In 2023, no members have served for 12 months in the fiscal year. The value of the minimum annual individual compensation was determined based on the actual remuneration paid to members who worked throughout the year. The member with the lowest remuneration served for 1 month in the fiscal year. On the other hand, if we consider the member who served for the longest period in the fiscal year (11 months), the lowest remuneration corresponds to R$ 1,710,583. If the Company excluded from the calculation the amounts paid to former members, as termination of office and deferred variable compensation, and considered the amounts paid to members who held the position for less than 12 months, the lowest amount would be R$ 71,516 in 2023 and R$ 341,660 in 2022.
(2) It corresponds to the total value of the annual compensation, including expenses with former members, divided by the number of remunerated positions (9), according to the 2023 Annual Circular Letter CVM/SEP of March 28, 2023. If the Company excluded from the average compensation the amounts paid to former members, as termination of office and deferred variable compensation, the average amount would be R$ 1,796,349 in 2023 and R$ 2,174,830 in 2022.
(3) It corresponds to the annual compensation, without any exclusions, of the officer with the highest individual compensation, according to the 2023 Annual Circular Letter CVM/SEP of March 28, 2023. In the years 2023 and 2022, it corresponds to members who held the position for 4 and 12 months in the fiscal year, respectively.

The criteria for compensation of members of the Board of Directors and the Board Executive Officers of Petrobras Parent Company is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

Parent Company

	2023			2022
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	15.2	1.0	16.2	14.5	0.6	15.1
Social security and other employee-related taxes	4.2	0.2	4.4	4.0	0.1	4.1
Post-employment benefits (pension plan)	1.0	−	1.0	1.2	−	1.2
Variable compensation	14.4	−	14.4	14.5	−	14.5
Benefits due to termination of tenure	4.1	−	4.1	1.4	−	1.4
Total compensation recognized in the statement of income	38.9	1.2	40.1	35.6	0.7	36.3
Total compensation paid (1)	37.9	1.2	39.1	31.7	0.7	32.4
Average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Average number of paid members in the period	9.00	6.33	15.33	9.00	3.83	12.83

(1) It includes Variable Compensation Program (PPP) for Executive Officers.

In 2023, expenses related to compensation of the board members and executive officers of Petrobras amounted to R$ 69.46 (R$ 71.27 in 2022).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 2,022 thousand in 2023 (R$ 2,422 thousand, considering social charges). In the 2022 financial year, the accumulated remuneration in the period was R$3,155 thousand (R$3,747 thousand, considering social charges).

On April 27, 2023, the shareholders, at the Company’s Annual General Shareholders Meeting, set the threshold for the overall compensation for executive officers and board members up to R$44.99 as a global limit of remuneration to be paid in the period between April 2023 and March 2024 (R$39.59 in the period between April 2022 and March 2023, fixed on April 13, 2022).

The average annual remuneration of the members of Petrobras' Fiscal Council, in fiscal year 2023, was R$ 156 thousand (R$ 187 thousand, considering social security costs). In 2022, the average annual remuneration was R$ 145 thousand (R$ 174 thousand, considering social security costs).

The Variable Compensation Program for Executive Officers is subject to compliance with prerequisites and performance indicators. The variable remuneration to be paid changes according to the percentage of goals achievement and its payment is deferred in 5 years.

In 2023, the Company provisioned R$ 14.4 referring to the Performance Award Program – PPP 2023 for Executive Directors.

Exemption from damage (indemnity)

The Company's Bylaws establish since 2002 the obligation to indemnify and keep its managers, members with statutory functions and other employees and agents who legally act by delegation of the Company's managers, in order to cover certain expenses due to complaints, inquiries, administrative, arbitration or judicial investigations and proceedings, in Brazil or in any other jurisdiction, which aim to impute any responsibility for regular management acts practiced exclusively in the exercise of its activities since the date of its investiture or the beginning of the contractual relationship with the Company.

122

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The first Indemnity Commitment was approved by the Board of Directors on December 18, 2018, starting from its signature until the Ordinary General Meeting of 2020. The maximum exposure established by the Company (global limit for all eventual damages) was R$ 1,955.

The second Indemnity Commitment was approved by the Board of Directors on March 25, 2020, starting from its signature until the Ordinary General Meeting of 2022. The maximum exposure established by the Company (global limit for all possible damages) was R$ 1,521.

The third Indemnity Commitment was approved by the Board of Directors on March 30, 2022, starting from its signature, until the Ordinary General Meeting of 2024. The maximum exposure established by the Company (global limit for all possible damages) was R$ 950.

The term of coverage provided for in the Commitment begins from the date of signature until the occurrence of the following events, whichever comes last: (i) the end of the fifth year following the date on which the beneficiary leave, for any reason, to exercise the mandate or function/position; (ii) the course of the time required in transit of any Process in which the Beneficiary is partly due to the practice of Regular Management Act; or (iii) the course of the limitation period according to law to events that can generate the obligations of indemnification by the Company, including, but not limited to, the criminal statute applicable deadline, even if such period is applied by administrative authorities or at any time when there is an indemnifiable event based on an imprescriptible fact.

Indemnity agreements shall not cover: (i) acts covered under Directors and Officers (D&O) insurance policy purchased by the Company, as formally recognized and implemented by the insurance Company; (ii) acts outside the regular exercise of the duties or powers of the Beneficiaries; (iii) acts in bad faith act, malicious acts, fraud or serious fault on the part of the Beneficiaries, observing the principle of presumed innocence; (iv) self-interested acts or in favor of third parties that damage the Company’s social interest; (v) obligation to pay damages arising from social action according to article 159 of Law 6,404/76 or reimbursement of the damages according to art. 11, § 5°, II of Law 6,385/76; (vi) other cases where a manifest conflict of interest with the Company is established.

Petrobras will have no obligation to indemnify the Beneficiaries for loss of profits, loss of business opportunity, interruption of professional activity, moral damages or indirect damages. eventually claimed by the Beneficiaries, with compensation or reimbursement limited to the cases provided for in the Indemnity Commitment.

In the case of conviction for an intentional act or committed with gross error, final and unappealable in criminal, public civil, impropriety, popular action, action proposed by a third party, or by shareholders in favor of the Company, or, still, of an unappealable administrative decision in which if it concludes by the practice of a malicious act or committed with gross error and that has not been subject to judicial suspension, the beneficiary undertakes, regardless of any manifestation of the independent third party, to reimburse the Company for all amounts spent by the Company within the scope of this Commitment, including all expenses and costs related to the process, refunding them within a period of up to 30 (thirty) days from the competent notification.

In order to avoid the configuration of conflicts of interest, notably as provided for in art. 156 of Law 6,404/76, the Company will hire external professionals, who may act individually or jointly, with an unblemished, impartial and independent reputation (“Independent Third Party”), and with robust experience to analyze any claim by the Beneficiaries on the characterization of Regular Management Act or on the hypothesis of exclusions. In addition, Beneficiaries who are claiming said amounts are prohibited from participating in meetings or discussions that deal with the approval of the payment of expenses, in compliance with the provisions of art. 156, head provision of Law 6,404/76, Brazilian Corporate Law.

123

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
37.	Supplemental information on statement of cash flows
	Consolidated		Parent Company
	2023	2022	2023	2022
Amounts paid/received during the year:
Withholding income tax paid on behalf of third-parties	6,969	7,272	6,600	7,258
Transactions not involving cash
Purchase of property, plant and equipment on credit	−	95	−	−
Lease	74,155	35,621	74,769	35,932
Provision/(reversals) for decommissioning costs	13,085	17,135	13,033	17,077
Use of tax credits and judicial deposit for the payment of contingency	711	6,343	662	6,278
Exports prepaid	−	−	75,233	59,122
Remeasurement of property, plant and equipment acquired in previous periods	21	127	21	127
Earn Out of Atapu and Sépia fields	1,389	3,618	1,389	3,618

The opening balance of Cash and cash equivalents in the Statements of Cash Flows includes amounts related to assets classified as held for sale, as shown in the reconciliation below:

	Consolidated		Parent Company
	2023	2022	2023	2022
Reconciliation of the balance at the beginning of the year
Balance of cash and cash equivalents in the Statement of Financial Position	41,723	58,410	3,627	2,930
Cash and cash equivalents classified as held for sale	−	72	−	−
Cash and cash equivalents in the Statement of Cash Flows – Initial Balance	41,723	58,482	3,627	2,930
37.1.	Reconciliation of depreciation, depletion and amortization with the Statement of Cash Flows
	Consolidated		Parent Company
	2023	2022	2023	2022
Depreciation of Property, plant and equipment	76,324	75,412	79,833	78,677
Amortization of Intangible assets	517	394	487	372
	76,841	75,806	80,320	79,049
Depreciation of right of use - recovery of PIS/COFINS	(821)	(685)	(895)	(753)
Depreciation, Depletion and Amortization on the Statement of Added Value	76,020	75,121	79,425	78,296
Capitalized depreciation	(9,816)	(6,919)	(9,816)	(6,919)
Depreciation, Depletion and Amortization on the Statement of Cash Flows	66,204	68,202	69,609	71,377

38.	Subsequent events

Receipt of Earn Out relating to Sépia and Atapu

In January 2024, the Company received in cash the amount of R$ 1,819 (US$ 371 million) for the complement of the earnout of 2023 relating to the Sépia and Atapu fields. This amount includes the gross-up of the taxes levied on the 28%, 21%, and 21% interests held in Sépia by TotalEnergies EP Brasil Ltda., PETRONAS Petróleo Brasil Ltda., and QatarEnergy Brasil Ltda., respectively, and on the 25% and 22.5% held in Atapu by Shell Brasil Petróleo Ltda. and TotalEnergies EP Brasil Ltda., respectively. For more information, see note 25.

Petrobras signs agreement with ANP

On January 30, 2024, Petrobras signed an agreement with ANP to settle a lawsuit related to the recalculation of production taxes (royalties and special participation) related to oil production in the Jubarte field, from August 2009 to February 2011 and December 2012 to February 2015.

The agreement involves the payment of R$ 832, updated as of December 2023, to be adjusted until the date of payment of the first installment. The amounts of the agreement will be paid in an initial installment of 35% and the remaining balance in 48 installments adjusted by the SELIC rate. On March 4, 2024, the aforementioned agreement was approved by the 23rd Federal Court of the Judicial Section of the State of Rio de Janeiro.

As of December 31, 2023, these amounts are accounted for within other non-current liabilities. For further information, see note 17.2.

124

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and production activities of the Company. The information included in items (a) through (c) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (d) and (e) presents information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proven reserves, and changes in estimated discounted future net cash flows.

The Company, on December 31, 2023, maintains E&P activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America. The equity-accounted investments are comprised of the operations of the joint venture company MP Gulf of Mexico, LLC (MPGoM), in the USA, in which Murphy Exploration & Production Company ("Murphy") has an 80% stake and Petrobras America Inc ("PAI") a 20% stake. The Company reports its reserves in Brazil, United States of America and Argentina. Volumes in Bolivia are not registered as the Constitution of this country does not allow. In Colombia, our activities are exploratory, and therefore, there are no associated reserves.

a) Capitalized costs relating to oil and gas producing activities

As set out in note 27, the Company uses the successful efforts method of accounting for appraisal and development costs of crude oil and natural gas production. In addition, notes 24 and 25 presents the accounting policies applied by the Company for recognition, measurement and disclosure of property, plant and equipment and intangible assets.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated entities
	Brazil	Abroad			Total	Equity Method Investees
		South America	Others	Total
December 31, 2023
Unproved oil and gas properties	18,223	295	−	295	18,518	−
Proved oil and gas properties	398,906	1,176	−	1,176	400,082	2,938
Support Equipment	500,032	3,670	4	3,674	503,706	−
Gross Capitalized costs	917,161	5,141	4	5,145	922,306	2,938
Depreciation, depletion and amortization	(305,017)	(3,928)	(4)	(3,932)	(308,949)	(1,401)
Net capitalized costs	612,144	1,213	−	1,213	613,357	1,537
December 31, 2022
Unproved oil and gas properties	22,058	288	−	288	22,346	−
Proved oil and gas properties	433,227	1,067	−	1,067	434,294	3,976
Support Equipment	363,855	3,820	−	3,820	367,675	−
Gross Capitalized costs	819,140	5,175	−	5,175	824,315	3,976
Depreciation, depletion and amortization	(275,685)	(4,011)	−	(4,011)	(279,696)	(1,169)
Net capitalized costs	543,455	1,164	−	1,164	544,619	2,807
December 31, 2021
Unproved oil and gas properties	24,862	641	−	641	25,503	−
Proved oil and gas properties	449,359	962	−	962	450,321	4,645
Support Equipment	379,407	4,338	−	4,338	383,745	−
Gross Capitalized costs	853,629	5,941	−	5,941	859,570	4,645
Depreciation, depletion and amortization	(288,070)	(4,090)	−	(4,090)	(292,160)	(1,651)
Net capitalized costs	565,559	1,851	−	1,851	567,410	2,994

125

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

b) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated entities
	Brazil	Abroad		Total	Equity Method Investees
		South America	Total
December 31, 2023
Acquisition costs:
Proved	−	−	−	−	−
Unproved	729	−	−	729	−
Exploration costs	5,401	58	58	5,459	50
Development costs	54,391	266	266	54,657	185
Total	60,521	324	324	60,845	235
December 31, 2022
Acquisition costs:
Proved	−	−	−	−	−
Unproved	4,242	−	−	4,242	−
Exploration costs	3,655	263	263	3,918	6
Development costs	35,566	157	157	35,723	152
Total	43,463	420	420	43,883	158
December 31, 2021
Acquisition costs:
Proved	−	−	−	−	−
Unproved	−	−	−	−	−
Exploration costs	4,173	29	29	4,202	1
Development costs	32,566	235	235	32,801	200
Total	36,739	264	264	37,003	201

c)Results of operations for oil and gas producing activities

The Company’s results of operations from oil and natural gas producing activities for the years ended December 31, 2023, 2022 and 2021 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and natural gas production to its segments of Refining, Transportation & Marketing and Gas and Low Carbon Energies (G&LCE), respectively, in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and projects without economic feasibility. Depreciation, depletion and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

126

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated entities						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2023
Net operation revenues:
Sales to third parties	3,178	681	−	−	681	3,859	793
Intersegment	330,073	2	−	−	2	330,075	−
	333,251	683	−	−	683	333,934	793
Production costs	(84,634)	(314)	−	−	(314)	(84,948)	(179)
Exploration expenses	(4,887)	(5)	−	−	(5)	(4,892)	−
Depreciation, depletion and amortization	(50,759)	(223)	−	−	(223)	(50,982)	(132)
Impairment of oil and gas properties	(10,301)	−	−	−	−	(10,301)	(367)
Other operating expenses	(12,271)	(75)	(41)	(6)	(122)	(12,393)	(122)
Results before income tax expenses	170,399	66	(41)	(6)	19	170,418	(7)
Income tax expenses	(57,941)	(22)	15	6	(1)	(57,942)	−
Results of operations (excluding corporate overhead and interest costs)	112,458	44	(26)	−	18	112,476	(7)
December 31, 2022
Net operation revenues:
Sales to third parties	5,933	814	−	−	814	6,747	1,404
Intersegment	394,456	1	−	−	1	394,457	−
	400,389	815	−	−	815	401,204	1,404
Production costs	(103,035)	(386)	−	−	(386)	(103,421)	(207)
Exploration expenses	(3,753)	(863)	−	−	(863)	(4,616)	−
Depreciation, depletion and amortization	(53,506)	(219)	−	−	(219)	(53,725)	(212)
Impairment of oil and gas properties	(6,350)	(11)	−	−	(11)	(6,361)	−
Other operating expenses	15,769	(5)	(39)	109	65	15,834	(115)
Results before income tax expenses	249,514	(669)	(39)	109	(599)	248,915	870
Income tax expenses	(84,549)	227	−	(16)	211	(84,338)	−
Results of operations (excluding corporate overhead and interest costs)	164,965	(442)	(39)	93	(388)	164,577	870
December 31, 2021
Net operation revenues:
Sales to third parties	5,239	706	−	−	706	5,945	1,187
Intersegment	293,983	1	−	−	1	293,984	−
	299,222	707	−	−	707	299,929	1,187
Production costs	(93,834)	(359)	−	−	(359)	(94,193)	(235)
Exploration expenses	(3,718)	(13)	−	−	(13)	(3,731)	−
Depreciation, depletion and amortization	(33,306)	(251)	−	−	(251)	(33,557)	(204)
Impairment of oil and gas properties	16,375	−	−	−	−	16,375	−
Other operating expenses	5,171	52	−	(409)	(357)	4,814	(94)
Results before income tax expenses	189,910	136	−	(409)	(273)	189,637	654
Income tax expenses	(64,570)	(46)	−	139	93	(64,477)	−
Results of operations (excluding corporate overhead and interest costs)	125,340	90	−	(270)	(180)	125,160	654

127

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)
c)	Reserve quantities information

As presented in note 4.1, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The project to extract the hydrocarbons must have commenced or there must be reasonable certainty that the project will commence within a reasonable time. Reserves estimate involves a high degree of judgment and complexity and its application affects different items of these Financial Statements.

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2023, 2022 and 2021 are presented in the following table. Proved reserves are estimated in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is done by means not involving a well.

Proved reserves for which substantial new investments in additional wells and related facilities will be required are named proved undeveloped reserves.

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios.

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

128

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (1)	Crude oil in Brazil	Crude Oil in South America	Synthetic Oil in Brazil	Consolidated Total	Crude Oil in North America	Total
At January 1, 2023	8,908	2	−	8,910	16	8,926
Extensions and discoveries	95	−	−	95	−	95
Revisions of previous estimates	1,140	−	−	1,140	2	1,142
Sales of reserves	(147)	−	−	(147)	−	(147)
Production for the year	(786)	−	−	(786)	(2)	(789)
Reserves at December 31, 2023	9,210	2	−	9,212	16	9,228
At January 1, 2022	8,406	2	10	8,419	17	8,435
Revisions of previous estimates	1,705	−	−	1,705	3	1,708
Sales of reserves (1)	(455)	−	(10)	(465)	(1)	(465)
Production for the year	(748)	−	(1)	(749)	(3)	(752)
Reserves at December 31, 2022	8,908	2	−	8,910	16	8,926
At January 1, 2021	7,534	−	−	7,534	18	7,552
Extensions and discoveries	−	−	−	−	−	−
Revisions of previous estimates	1,654	2	11	1,667	1	1,668
Sales of reserves	(9)	−	−	(9)	−	(9)
Production for the year	(773)	−	(1)	(774)	(3)	(777)
Reserves at December 31, 2021	8,406	2	10	8,419	17	8,435
(1) Includes the effects of the write-offs related to the Co-Participation Agreements of Atapu and Sepia fields.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (1)	Natural Gas in Brazil	Natural Gas in South America	Synthetic Gas in Brazil	Consolidated Total	Natural Gas in North America	Total
At January 1, 2023	8,504	173	−	8,677	6	8,683
Extensions and discoveries	779	15	−	794	−	794
Revisions of previous estimates	673	(5)	−	668	1	669
Sales of reserves	(47)	−	−	(47)	−	(47)
Production for the year	(573)	(20)	−	(594)	(1)	(595)
Reserves at December 31, 2023	9,335	163	−	9,498	7	9,504
At January 1, 2022	7,912	177	17	8,106	7	8,113
Revisions of previous estimates	1,560	16	−	1,575	−	1,575
Sales of reserves (1)	(382)	−	(15)	(397)	(1)	(398)
Production for the year	(586)	(20)	(1)	(606)	(1)	(607)
Reserves at December 31, 2022	8,504	173	−	8,677	6	8,683
At January 1, 2021	7,062	26	−	7,088	8	7,095
Extensions and discoveries	−	−	−	−	−	−
Revisions of previous estimates	1,512	167	18	1,697	−	1,697
Sales of reserves	(14)	−	−	(14)	−	(14)
Production for the year	(647)	(16)	(1)	(664)	(1)	(666)
Reserves at December 31, 2021	7,912	177	17	8,106	7	8,113
(1) Includes the effects of the write-offs related to the Co-Participation Agreements of Atapu and Sepia fields.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

The natural gas production presented in these tables is the volume extracted from our proved reserves, including gas consumed in operations and excluding reinjected gas. Our disclosed proved gas reserves include volumes of gas consumed, which represent 35% of our total proved natural gas reserves in 2023.

The tables below summarize information on changes in proven oil and gas reserves, in millions of barrels of oil equivalent, of our consolidated and equity-invested entities for 2023, 2022 and 2021:

129

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Oil equivalent in Brazil	Oil equivalent in South America	Synthetic Oil in Brazil	Consolidated Total	Oil equivalent in North America	Total
At January 1, 2023	10,423	33	−	10,455	17	10,473
Extensions and discoveries	233	3	−	236	−	237
Revisions of previous estimates	1,260	(1)	−	1,259	2	1,262
Sales of reserves	(155)	−	−	(155)	−	(155)
Production for the year	(888)	(4)	−	(892)	(2)	(894)
Reserves at December 31, 2023	10,873	31	−	10,904	17	10,921
At January 1, 2022	9,816	33	13	9,862	18	9,880
Revisions of previous estimates	1,983	3	−	1,986	3	1,989
Sales of reserves (1)	(523)	−	(12)	(536)	(1)	(536)
Production for the year	(852)	(4)	(1)	(857)	(3)	(860)
Reserves at December 31, 2022	10,423	33	−	10,455	17	10,473
At January 1, 2021	8,792	5	−	8,797	19	8,816
Extensions and discoveries	−	−	−	−	1	1
Revisions of previous estimates	1,923	32	14	1,969	2	1,971
Sales of reserves	(11)	−	−	(11)	−	(11)
Production for the year	(888)	(3)	(1)	(892)	(3)	(896)
Reserves at December 31, 2021	9,816	33	13	9,862	18	9,880
(1) Includes the effects of the write-offs related to the Co-Participation Agreements of Atapu and Sepia fields.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

In 2023, we incorporated 1,262 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,092 million boe arising from the good performance of assets, mainly in Búzios, Tupi and Atapu fields, in the Santos Basin;

(ii) addition of 170 million boe due to new projects and other revisions.

We did not have relevant changes on reserves related to the variation in the oil price.

In addition, we incorporated 237 million boe from discoveries and extensions, mainly due to the declaration of commerciality of Raia Manta and Raia Pintada fields (non-operated), in the Campos Basin.

Moreover, proved reserves were reduced by 155 million boe, resulting from sales.

The company's total proved reserve resulted in 10,921 million boe in 2023, considering the variations above and the reduction from 2023 production of 894 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States of America and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

In 2022, we incorporated 1,989 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,279 million boe due to new projects, mainly in Búzios field and in other fields in the Santos and Campos Basins; and

(ii) addition of 710 million boe arising from other revisions, mainly due to good performance of reservoirs in the pre-salt layer of Santos Basin and to the contract term extension of Rio Urucu and Leste do Urucu fields. We did not have relevant changes related to the variation in the oil price.

The addition in our proved reserves were partially offset by the reduction of 536 million boe, due to the effects of the transfer of interests of 5% of the Surplus Volume of the Transfer of Rights of Búzios field, of the write-offs related to the Co-Participation Agreements of Atapu and Sepia fields and of sales of properties in mature fields.

130

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

The company's total proved reserve resulted in 10,473 million boe in 2022, considering the variations above and the reduction from 2022 production of 860 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States of America and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

In 2021, we incorporated 1,971 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,376 million boe due to new projects, mainly in Búzios field and in other fields in the Santos and Campos Basins. The new projects in Búzios field were made possible due to the acquisition of the Transfer of Rights Surplus and the approval of Búzios Coparticipation Agreement;

(ii) addition of 429 million boe related to economic revisions, mainly due to the increase in oil prices; and

(iii) addition of 166 million boe arising from technical revisions, mainly due to good performance of reservoirs in the pre-salt layer of Santos Basin.

The additions in our proved reserves were partially offset by the reduction of 11 million boe due to sales of proved reserves.

The company's total proved reserve resulted in 9,880 million boe in 2021, considering the variations above and the reduction from 2021 production of 896 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States of America and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

The tables below present the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' participation:

	2023
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,710	−	5,522	−	5,694
South America, outside Brazil (1)	1	−	92	−	17
Total Consolidated Entities	4,711	−	5,614	−	5,711
Equity Method Investees
North America (1)	14	−	6	−	15
Total Equity Method Investees	14	−	6	−	15
Total developed Consolidated and Equity Method Investees	4,726	−	5,620	−	5,727
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,500	−	3,814	−	5,179
South America, outside Brazil (1)	1	−	70	−	13
Total Consolidated Entities	4,501	−	3,884	−	5,193
Equity Method Investees
North America (1)	2	−	1	−	2
Total Equity Method Investees	2	−	1	−	2
Total undeveloped Consolidated and Equity Method Investees	4,503	−	3,885	−	5,194
Total proved reserves (developed and undeveloped)	9,228	−	9,504	−	10,921
(1) South America oil reserves includes 25% of natural gas liquid (NGL) in proved developed reserves and 26% of NGL in proved undeveloped reserves. North America oil reserves includes 6% of natural gas liquid (NGL) in proved developed reserves and 7% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

131

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	2022
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,185	−	5,097	−	5,093
South America, outside Brazil (1)	1	−	91	−	17
Total Consolidated Entities	4,186	−	5,188	−	5,110
Equity Method Investees
North America (1)	14	−	5	−	15
Total Equity Method Investees	14	−	5	−	15
Total developed Consolidated and Equity Method Investees	4,200	−	5,193	−	5,125
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,723	−	3,407	−	5,330
South America, outside Brazil (1)	1	−	82	−	15
Total Consolidated Entities	4,724	−	3,489	−	5,346
Equity Method Investees
North America (1)	2	−	1	−	2
Total Equity Method Investees	2	−	1	−	2
Total undeveloped Consolidated and Equity Method Investees	4,726	−	3,490	−	5,348
Total proved reserves (developed and undeveloped)	8,926	−	8,683	−	10,473
(1) South America oil reserves includes 24% of natural gas liquid (NGL) in proved developed reserves and 24% of NGL in proved undeveloped reserves. North America oil reserves includes 2% of natural gas liquid (NGL) in proved developed reserves and 4% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

	2021
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,711	10	5,232	17	5,656
South America, outside Brazil (1)	1	−	79	−	15
Total Consolidated Entities	4,712	10	5,310	17	5,671
Equity Method Investees
North America (1)	15	−	6	−	16
Total Equity Method Investees	15	−	6	−	16
Total developed Consolidated and Equity Method Investees	4,727	10	5,316	17	5,687
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	3,695	−	2,681	−	4,173
South America, outside Brazil (1)	1	−	98	−	18
Total Consolidated Entities	3,696	−	2,779	−	4,191
Equity Method Investees
North America (1)	2	−	1	−	2
Total Equity Method Investees	2	−	1	−	2
Total undeveloped Consolidated and Equity Method Investees	3,698	−	2,780	−	4,193
Total proved reserves (developed and undeveloped)	8,425	10	8,096	17	9,880
(1) South America oil reserves includes 24% of natural gas liquid (NGL) in proved developed reserves and 24% of NGL in proved undeveloped reserves. North America oil reserves includes 2% of natural gas liquid (NGL) in proved developed reserves and 3% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding.
In 2023, we standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, which is equivalent to the conversion used in contracts in Brazil. Quantities from previous years were restated with the new conversion.

e) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas.

Estimated future cash inflows from production in Brazil are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements existing at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on current costs, including abandonment costs, assuming continuing economic conditions. Estimated future income taxes (including future social contributions on net income - CSLL) are calculated by applying appropriate year-end statutory tax rates. The amounts presented as future income taxes expenses reflect allowable deductions considering statutory tax rates. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

132

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

The valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

Information regarding the standardized measurement of discounted future net cash flows is originally presented in US dollars on Form 20-F of the SEC and has been translated into Brazilian reais for presentation in these financial statements. Thus, to maintain consistency with the criteria used to measure the estimates of future cash inflows, as described above, the exchange rate used for conversion in each of the periods derives from the average quotation of the US dollar during the period of 12 months prior to the closing date, determined as an unweighted arithmetic average of the quote on the first day of each month within that period. Exchange variations resulting from this translation are shown as cumulative translation adjustment in the flow movement tables, as follows.

133

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
December 31, 2023
Future cash inflows	4,102,959	3,256	4,106,215	6,075
Future production costs	(1,746,413)	(1,773)	(1,748,186)	(958)
Future development costs	(321,063)	(568)	(321,631)	(64)
Future income tax expenses	(704,872)	(218)	(705,090)	−
Undiscounted future net cash flows	1,330,611	697	1,331,308	5,054
10 percent midyear annual discount for timing of estimated cash flows (1)	(601,934)	(230)	(602,164)	(1,595)
Standardized measure of discounted future net cash flows	728,677	466	729,143	3,459
December 31, 2022
Future cash inflows	5,068,475	4,311	5,072,786	8,146
Future production costs	(2,058,944)	(1,837)	(2,060,781)	(1,407)
Future development costs	(322,232)	(660)	(322,892)	(110)
Future income tax expenses	(919,144)	(453)	(919,597)	−
Undiscounted future net cash flows	1,768,155	1,360	1,769,515	6,630
10 percent midyear annual discount for timing of estimated cash flows (1)	(782,186)	(636)	(782,822)	(2,065)
Standardized measure of discounted future net cash flows	985,969	724	986,693	4,565
December 31, 2021
Future cash inflows	3,291,524	3,154	3,294,678	6,061
Future production costs	(1,418,582)	(1,401)	(1,419,983)	(1,765)
Future development costs	(236,435)	(573)	(237,008)	(148)
Future income tax expenses	(561,549)	(326)	(561,875)	−
Undiscounted future net cash flows	1,074,958	854	1,075,812	4,148
10 percent midyear annual discount for timing of estimated cash flows (1)	(458,566)	(376)	(458,942)	(1,626)
Standardized measure of discounted future net cash flows	616,392	478	616,870	2,523
(1) Semiannual capitalization
Apparent differences in the sum of the numbers are due to rouding.

Changes in discounted net future cash flows:

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SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
Balance at January 1, 2023	985,969	724	986,693	4,565
Sales and transfers of oil and gas, net of production cost	(248,617)	(270)	(248,888)	(617)
Development cost incurred	54,392	266	54,657	185
Net change due to purchases and sales of minerals in place	(19,498)	−	(19,498)	−
Net change due to extensions, discoveries and improved recovery related costs	29,331	93	29,424	56
Revisions of previous quantity estimates	158,304	16	158,320	412
Net change in prices, transfer prices and in production costs	(319,989)	(484)	(320,473)	(1,005)
Changes in estimated future development costs	(82,161)	(134)	(82,295)	(84)
Accretion of discount	98,597	102	98,699	341
Net change in income taxes	103,203	150	103,353	−
Other – unspecified	−	23	23	(266)
Cummulative translation adjustment	(30,854)	(20)	(30,873)	(128)
Balance at December 31, 2023	728,677	466	729,143	3,459
Balance at January 1, 2022	616,392	478	616,870	2,523
Sales and transfers of oil and gas, net of production cost	(279,162)	(318)	(279,480)	(1,208)
Development cost incurred	35,566	158	35,723	152
Net change due to purchases and sales of minerals in place	(87,735)	−	(87,735)	−
Net change due to extensions, discoveries and improved recovery related costs	−	−	−	50
Revisions of previous quantity estimates	332,473	89	332,562	420
Net change in prices, transfer prices and in production costs	666,963	630	667,593	1,799
Changes in estimated future development costs	(120,127)	(201)	(120,328)	(22)
Accretion of discount	61,639	70	61,709	478
Net change in income taxes	(212,139)	(86)	(212,225)	−
Other – unspecified	−	(76)	(76)	476
Cummulative translation adjustment	(27,901)	(19)	(27,920)	(103)
Balance at December 31, 2022	985,969	724	986,693	4,565
Balance at January 1, 2021	236,050	8	236,058	380
Sales and transfers of oil and gas, net of production cost	(205,417)	(231)	(205,648)	(949)
Development cost incurred	32,566	235	32,800	200
Net change due to purchases and sales of minerals in place	(1,323)	−	(1,323)	−
Net change due to extensions, discoveries and improved recovery related costs	−	−	−	54
Revisions of previous quantity estimates	221,312	1,098	222,410	159
Net change in prices, transfer prices and in production costs	581,419	311	581,730	2,153
Changes in estimated future development costs	(106,868)	(639)	(107,507)	18
Accretion of discount	23,605	1	23,606	266
Net change in income taxes	(177,694)	(255)	(177,949)	258
Other – unspecified		(50)	(50)	(35)
Cummulative translation adjustment	12,742	−	12,742	18
Balance at December 31, 2021	616,392	478	616,870	2,523
Apparent differences in the sum of the numbers are due to rounding.

135

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Additional information of general public concern – Law 13,303/16 (unaudited)

In compliance with the requirements for disclosing data on activities that, in compliance with the requirements of article 3 of Petrobras' Bylaws, are related to the achievement of public interest purposes under conditions different from those of any other private sector company operating in the same market, we summarize below the commitments in force in 2023:

I – Priority Thermoelectric Program – (Programa Prioritário de Termeletricidade- PPT)

The Program, established by Decree No. 3,371, of February 24, 2000, aimed at the implementation of thermoelectric plants. The plants that are part of this Program, as long as they had started in effective commercial operation by December 31, 2004, are entitled to the supply of natural gas by Petrobras for a period of up to 20 years, counted from the beginning of commercial operation, with a price pre-established and readjusted by American inflation.

The supply of gas to the plants under the PPT generated, in 2023, revenues of approximately R$ 1,241 and costs of R$ 1,155 (includes gas cost and infrastructure and transportation expenses), generating a positive result of R$ 87.

In December 2023, the contract with Termo Fortaleza was terminated. Within the scope of the PPT, the contracts signed with the thermoelectric plants Termo Pernambuco and Norte Fluminense remain in force, with estimated contractual termination dates in April 2024 and December 2024, respectively.

II– National Program for Rationalization of the Use of Oil and Natural Gas Products (Programa Nacional de Racionalização do Uso dos Derivados do Petróleo e do Gás Natural – CONPET)

The Program, established through the Decree of July 18, 1991, aims to promote the development of an anti-waste culture in the use of non-renewable natural resources. Petrobras also participates in the Brazilian Vehicle Labeling Program (PBEV), in partnership with the National Institute of Metrology, Quality and Technology (INMETRO), which aims to encourage the production and use of gas appliances and more efficient vehicles. In 2023, the costs associated with CONPET, borne by the company's budget, amounted to approximately R$ 273 thousand.

136

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS PETROBRAS Financial Statements as of December 31, 2023

BOARD OF DIRECTORS

PIETRO ADAMO SAMPAIO MENDES
CHAIRMAN

BRUNO MORETTI	FRANCISCO PETROS	JEAN PAUL TERRA PRATES
MEMBER	MEMBER	MEMBER

JOSÉ JOÃO ABDALLA FILHO	MARCELO GASPARINO DA SILVA	MARCELO MESQUITA DE SIQUEIRA FILHO
MEMBER	MEMBER	MEMBER

RENATO CAMPOS GALUPPO	ROSANGELA BUZANELLI TORRES	SERGIO MACHADO REZENDE
MEMBER	MEMBER	MEMBER
VITOR EDUARDO DE ALMEIDA SABACK MEMBER

EXECUTIVE BOARD

JEAN PAUL TERRA PRATES
CHIEF EXECUTIVE OFFICER (President)

CARLOS JOSÉ DO NASCIMENTO TRAVASSOS	CLARICE COPPETTI	CLAUDIO ROMEO SCHLOSSER
CHIEF OF ENGINEERING, TECHNOLOGY AND INNOVATION EXECUTIVE OFFICER	CHIEF OF CORPORATE AFFAIRS EXECUTIVE OFFICER	CHIEF OF LOGISTICS, SALES AND MARKETS EXECUTIVE OFFICER

JOELSON FALCÃO MENDES	MÁRIO VINÍCIUS CLAUSSEN SPINELLI	MAURICIO TIOMNO TOLMASQUIM
CHIEF OF EXPLORATION AND PRODUCTION EXECUTIVE OFFICER	CHIEF GOVERNANCE AND COMPLIANCE EXECUTIVE OFFICER	CHIEF OF ENERGY TRANSITION AND SUSTAINABILITY EXECUTIVE OFFICER

SERGIO CAETANO LEITE		WILLIAM FRANÇA DA SILVA
CHIEF OF FINANCIAL AND INVESTOR RELATIONS EXECUTIVE OFFICER		CHIEF OF INDUSTRIAL PROCESSES AND PRODUCTS EXECUTIVE OFFICER
CARLOS HENRIQUE VIEIRA CANDIDO DA SILVA CHIEF ACCOUNTING OFFICER (CAO) CRC-RJ-062563/O-5

137

STATEMENT OF DIRECTORS ON FINANCIAL STATEMENTS AND AUDITORS’ REPORT PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution No. 80, of March 29, 2022, the president and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ under No. 33.000.167/0001-01, declare that the financial statements were prepared in accordance with the law or the by-laws and that:

(i) reviewed, discussed and agree with Petrobras' financial statements for the social year ended December 31, 2023;

(ii) reviewed, discussed and agree with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding Petrobras' financial statements for the social year ended December 31, 2023.

Rio de Janeiro, March 7th, 2024.

Jean Paul Terra Prates	Mário Vinícius Claussen Spinelli
Chief Executive Officer	Chief Governance and Compliance Executive Officer

Carlos José do Nascimento Travassos	Mauricio Tiomno Tolmasquim

Chief of Engineering, Technology and Innovation Executive Officer	Chief of Energy Transition and Sustainability Executive Officer

Clarice Coppetti	Sergio Caetano Leite

Chief of Corporate Affairs Executive Officer	Chief Financial and Investor Relations Executive Officer

Claudio Romeo Schlosser	William França da Silva
Chief of Logistics, Sales and Markets Executive Officer	Chief of Industrial Processes and Products Executive Officer

Joelson Falcão Mendes
Chief Exploration and Production Executive Officer

138

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards –(IFRS)

issued by International Accounting Standards Board – IASB)

To the Board of Directors and Shareholders of Petróleo Brasileiro S.A. - Petrobras Rio de Janeiro – RJ
Opinion

We have audited the individual and consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras S.A. ("Company") referred to as parent company and consolidated financial statements, respectively, which comprise the statement of financial position as at December 31, 2023, and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Petróleo Brasileiro S.A. - Petrobras S.A., as at December 31, 2023, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
139

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountants Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”), and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion on those individual and consolidated financial statements, and, therefore, we do not express a separate opinion on these matters.
140

1 - Assessment of the measurement of the actuarial obligation of the defined benefit pension and health care plans
According to notes 4.4 and 18.3 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company sponsors defined benefit pension and health care plans that provide supplementary post retirement benefits and medical care to its employees.

The measurement of the actuarial obligation of the pension and health care plans is dependent, in part, of certain actuarial assumptions. These assumptions include the discount rate and projected medical and hospital costs. The Company hires external actuary to assist in the process of assessing the actuarial assumptions and valuing the actuarial obligation under its pension and health care plans.

We considered the measurement of the actuarial obligations for the pension and health care plans as a key audit matter due to the level of judgment inherent to the actuarial assumptions determination, as well as for the impact that changes on these assumptions could have on the actuarial obligations of the pension and health care plans.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of measuring the actuarial liability, including controls related to the development, review and approval of the discount rates assumptions and projected medical and hospital costs;

-   Assessment of the scope, competency, and objectivity of the external actuary hired to assist in the estimate definition of the actuarial obligations for the pension and health care plans, including the nature and scope of the work performed, their professional qualification and experience; and

-   Assessment, with the support of our actuarial specialists, of the assumptions such as discount rates and projected medical and hospital costs, including comparing them to data obtained from external sources.

According to the evidence obtained from performing the procedures described above, we considered that the measurement of the actuarial liability of the defined benefit pension and health care plans is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2023.

141

2 - Evaluation of the impairment testing of exploration and production cash generating units
According to notes 4.2, 4.2.2, 4.2.2(a) and 26 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company identifies its cash generating units (“CGUs”), estimates the recoverable amount of each CGUs based on a projected cash flow for each CGU, and compares to the carrying amount of these CGUs. The cash flow projections used to determine the recoverable amount depend on certain future assumptions such as: Brent oil price, exchange rate (Brazilian Real/US Dollar), capitalizing expenditures (”CAPEX”), operating expenditures (“OPEX”), and volume and timing estimes of recovery of the oil and gas reserves. The recoverable amount is also sensitive to changes in the discount rate used in the cash flow.

In addition, the definition of exploration and production segment CGUs considers operational factors that impact the interdependencies between oil and gas assets, and, may result in redefinition through aggregations or segregations of the exploration and production areas into CGUs.

We considered the impairment testing of exploration and production cash generating units as a key audit matter due to the level of complexity and subjectivity on the definition of exploration and production´s CGUs, and the impact that changes in future assumptions could have on the estimate of the recoverable amount.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of determining the recoverable amount of exploration and production´s CGU assets, including controls related to the review and approval of the determination of the CGUs, and of the key assumptions used to estimate the recoverable amount;

-   Assessment of the operational factors considered by the Company for changes in exploration and production CGUs during the year, and compared them to information obtained from internal and external sources;

-   Assessment of the determination of recovery of oil and gas reserves estimates internally prepared, by comparing it with volumes certified by external reservoirs specialists hired by the Company, and, for a sampling selection of CGUs, with historical data on production;

-   Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the estimate of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, this included assessing the nature and scope of the work performed, and their professional qualifications and experience;

-   Assessment, for a sampling selection of CGUs, of the CAPEX and OPEX used on the cash flows projection by comparing to the same business plan approved by the Company, and its long-term budgets;

-   Assessment of Company’s ability to project cash flows by comparing the estimated cash flows with actual Company´s cash flows for the year ended December 31, 2023 for a selection of CGUs; and

-   Assessment, with the support of our valuation specialists, of the key assumptions used in the impairment test, such as discount rate, future price of oil and natural gas and exchange rates, comparing them to external market data.

According to the evidence obtained from performing the procedures described above, we considered that the recoverable amounts for assets of the exploration and production cash generating units are acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2023.

142

3 - Evaluation of the estimate of the provision for decommissioning costs
According to notes 4.6 and 19 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

As a part of its operations, the Company incurs on costs related to the obligation to restore and rehabilitate the environment upon the area abandonment.

The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the extent of the obligations assumed for environmental restoration, which includes the decommissioning costs and removal of oil and gas production facilities, as well as the timing estimated of the abandonment.

We considered the evaluation of the estimate of the provision for decommissioning costs as a key audit matter due to the level of judgment involved on determining the respective assumptions, especially on the extent of the obligations assumed for the environmental repair, which is the criteria to be met when the removal and restoration actually occurs, the timing and estimated costs of abandonment.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of defining the provision for decommissioning areas estimate, including controls related to the development, review and approval of the key assumptions such as timing of area abandonment and estimated costs of abandonment;

-   Assessment of the assumptions of abandonment timing used by the Company, by comparing the production curves and useful life of the oil and gas reserves used in the estimate, with oil and gas reserve volumes certified by external reservoirs specialists hired by the Company;

-   Assessment of the estimated costs of abandonment by comparing certain costs with external market data;

-   Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the production curves and useful life of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, which included assessing the nature and scope of the work performed, and their professional qualifications and experience; and

-   Assessment of Company’s ability to prepare this estimate by comparing a sampling selection of actual expenditure incurred with the decommissioning of oil and gas production facilities already under abandonment, to the provision for decommissioning previously recognized.

During the course of our audit procedures, were identified unrecorded adjustments that affect the measurement and disclosure of the provision for decommissioning costs, which were not corrected by management, since they were considered to be immaterial.

According to the evidence obtained from performing the procedures described above, we considered that the amount of provision for decommissioning costs is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2023.

143

Other matters - Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2023, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS purposes, were submitted to the same audit procedures followed together with the audit of the Company's financial statements. In order to form our opinion, we evaluated whether these statements are reconciled to the financial statements and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added have been adequately prepared, in all material respects, according to the criteria set on this Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information. The other information comprises the Management’s Report and the Financial Performance Report.

Our opinion on the individual and consolidated financial statements does not cover the Management’s Report and the Financial Performance Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management’s Report and the Financial Performance Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement in the Management’s Report and the Financial Performance Report, we are required to report on that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company and its subsidiaries’ financial reporting process.

144

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect possible existing material misstatements. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of our audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-     Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve the act of collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-     Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

-     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

-     Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

-     Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-     Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, March 7, 2024

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
145

REPORT OF THE FISCAL COUNCIL

PETROBRAS

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, in a meeting held on this date, examined the following documents issued by PETROBRAS and appreciated by the Board of Directors, on March 7th, 2024: I - Report of the Administration of the 2023 Financial Year; II - Financial Statements for the year ended December 31, 2023 and III - Dividend Distribution Proposal for the year 2023.

Based on the examinations carried out, considering the accounting practices adopted in Brazil, the information provided by Management and the Independent Auditors' Report on the individual and consolidated Financial Statements, issued without reservations by KPMG Auditores Independentes Ltda., dated March 7th, 2024, the Fiscal Council believes that the documents presented are in a position to be appreciated by the Annual General Meeting of Shareholders of PETROBRAS.

The Fiscal Council members declare that they are not aware of any other events that may affect the Financial Statements for the year ended December 31, 2023.

Rio de Janeiro, March 7th, 2024.

Viviane Aparecida da Silva Varga

Chairman

Cristina Bueno Camatta Counselor	João Vicente Silva Machado Counselor
Michele da Silva Gonsales Torres Counselor	Daniel Cabaleiro Saldanha Counselor

Eduardo Damazio da Silva Rezende

Technical Advisor

CRC/RJ- 084155/O-3

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SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - FISCAL YEAR 2023

PETROBRAS

To the Board of Directors of

Petróleo Brasileiro S.A.- Petrobras

Presentation

The Statutory Audit Committee (“SAC” or “Committee”) is a permanent body, directly linked to the Board of Directors of Petróleo Brasileiro S.A. - Petrobras (“Company”), has its own Internal Regulations (“Rules”), being governed by the rules provided for in Brazilian legislation and other regulations - especially by Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016, Decree No. 11,048, of April 18, 2022 and CVM Resolution No. 23, of February 25, 2021, and other applicable regulations, including the Sarbanes-Oxley Act (“SOx”) and rules issued by the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”).

The Statutory Audit Committee's purpose is to assist the Board of Directors in the exercise of its functions, acting mainly on (i) the quality, transparency and integrity of the annual and quarterly consolidated financial statements; (ii) the effectiveness of the internal control processes for the production of financial reports; (iii) the performance, independence and quality of the work of the independent auditors and the internal auditors; (iv) risk management; (v) transactions with related parties; (vi) the actuarial calculations and results of the plans and benefits maintained by the Fundação Petrobras de Seguridade Social; (vii) monitoring the activities of the health care plan in the self-management modality; and (viii) the adequacy of actions to prevent and combat fraud and corruption.

The SAC is composed of 4 (four) members, chosen by the Board of Directors from among its members. At least 01 (one) of the members of the SAC must be a member of the Petrobras Board of Directors elected by the minority shareholders or by the holders of preferred shares.

On 03/06/2023, the Statutory Audit Committee, for the remainder of the 2022-2024 management period, comprises the Board of Directors Francisco Petros Oliveira Lima Papathanasiadis (Chairman of the Committee) and the External Members Eugênio Tiago Chagas Cordeiro and Teixeira, Fábio Veras de Souza and Newton de Araujo Lopes.

Summary of activities in 2023

In the period from March 1st, 2023 (after the ordinary meeting of the SAC that considered Petrobras' Financial Statements for the fiscal year ended on 12/31/2022) to March 6th, 2024 (date of the ordinary meeting of the SAC that analyzed the Petrobras' Financial Statements for the year ended 12/31/2023), Petrobras' Statutory Audit Committee held 52 meetings (see Annex I) that covered 307 agendas, involving Board Members, Fiscal Council Members, Members of the Integrity Committee, Members of the Petrobras Ethics Committee, Executive Directors, Executive Managers, General Attorney, General Ombudsman, Internal Auditors, Independent Auditors, Internal and External Lawyers and members of Audit Committees of Petrobras Equity Interests, segregated as follows:

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(*) The main agendas are described in detail in items 3.1 to 3.10 of this Report.

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Subtitle:

AGP – Deep Waters

CONTRIB – Accountancy and Tax

DCORP – Corporate Affairs Board

DGC – Governance and Compliance Board

DFINRI – Investor Relations and Finance Board

DPI – Industrial Processes and Products Board

EXP - Exploration

INC – Corporate Integrity

INP – Business Integration and Participations

ISC – Intelligence and Corporate Security

G&LCE – Gas and Low Carbon Energies

GIA-E&P – Integrated Management of Exploration and Production Assets

GPP-E&P – Partner Management and E&P Processes

GIRP – Critical Resource Management

REX – External Relationship

RH – Human Resources

RS – Social Responsability

SI – Information security

SIPP – Integrated Supervision of Pension Plans

RES - Reservoirs

Risks of Internal Control and Finance Control – Internal Controls and Fraud and Corruption Risk Matrix

During this period, the SAC issued 185 Manifestations(*), which represents an average of 3.6 manifestations per meeting. Manifestations can be requests, guidelines and suggestions, as defined in the SAC operating standard:

- Requests are those in which the responsible units must return to the Committee, according to the defined term or for periodic monitoring, such as follow-up;

- The guidelines are those that the Committee expects to be followed by the responsible units, with no mandatory return to the Committee, and are generally related to the matters referred;

- Suggestions are those issued to the responsible units, who will carry out an assessment of pertinence and opportunity for reception.

Over the period, 159 Requests were monitored, considering Requests issued in the period and in previous periods that were still open, of which 87 were answered in that period and the others are being answered.

(*) Considers the manifestations of minutes approved up to the moment of issuance of the report.

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Subtitle:

SACCO – Petrobras Conglomerate Statutory Audit Committee

CMI – Commercialization in the Internal Market

DGC – Governance and Compliance Board

DLCM – Logistics, Commercialization and Markets Board

DPI –Industrial Processes and Products Board

G&LCE – Gas and Low Carbon Energies

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GITE – Integrated Energy Transition Management

INC – Corporate Integrity

INP – Integration of Businesses and Holdings

ISC – Intelligence and Corporate Security

PDP – Production Development Projects

PGEA – Inventory and Warehouse Planning and Management

PGN – Natural Gas Processing

HR – Human Resources

RS – Social Responsibility

SIPP – Integrated Supervision of Pension Plans

SMS – Safety, Environment and Health

Among the activities carried out in the year, the following stand out:

• Monitoring the process of preparing the financial statements and quarterly financial information, related to the year ended on December 31, 2023, through meetings with administrators and independent auditors;

• Reports to the market (Management Report for 2022, Form-20F 2022 and Reference Form 2023 – base year 2022);

• Monitoring of legal contingencies;

• Monitoring the risk matrix classified as High and Very High, of the Strategic Risks for reporting purposes to Senior Management, in addition to assessing the evolution of the Petrobras Risk Matrix, reporting operational risks monitored corporately via the “bowtie” methodology, as well as the 2022 Integrated Report on Business Risk Management Activities;

• Receiving, forwarding and monitoring complaints through the Integrity Report and the General Ombudsman's Integrated Report; and quarterly reserved session on complaints of high-risk and very high-risk fraud and corruption covering all activities, complaints and measures taken;

• Monitoring of the Annual Internal Audit Activity Plan 2023, where the SAC became aware of the points of attention and recommendations arising from the work of the Internal Audit, as well as monitoring the remedial measures adopted by the Administration;

• Assessment of the report on transactions with related parties from Petrobras, annual review of the Related Party Policy and assessment of 6 guidelines for prior analysis of transactions with related parties;

• Monitoring the Internal Controls and Fraud and Corruption Risk Matrix (including challenges and mitigation actions, and the materiality matrix to support the selection of these challenges to fraud and corruption risks);

• Assessment of the Annual Supervision Report of the Petrobras Social Security Foundation – Petros – Financial Year 2022, Annual Review of Actuarial Assumptions CVM 2023 Petrobras and monitoring of the Governance and Investment Policy of the Petros Foundation;

• Holding 2 (two) joint meetings with the Fiscal Council, and holding 10 meetings, as agenda items, with the Audit Committee of the Petrobras Conglomerate (SACCO) and with the audit committees of the Petrobras conglomerate companies that have own SAC (Local SAC), namely: SAC of Transpetro and SAC of TBG;

• Monitoring the project related to social initiatives aimed at families in situations of social vulnerability, to contribute to access to essential inputs, with a focus on LPG;

• In April/2023, the SAC approved the flow of forwarding complaints to the SAC through a mechanism for the SAC to receive complaints directly, as well as having access, without filter and at any time, to all complaints received by the Company, reinforcing the credibility of the system for receiving and handling complaints. In addition, a monthly reporting routine was established by the General Ombudsman's Office to the SAC, during a Committee meeting, regarding high and very high risk complaints, and all complaints linked to people in senior management.

Recommendations to the Executive Board

In the debates established in the meetings, held in the period in question, with the managers of the various areas of the Company, recommendations were made for improving the control processes and business management. The manifestations and the respective services are duly recorded in the minutes. The SAC periodically monitors the implementation of these improvements and suggested adjustments.

The Statutory Audit Committee believes that the recommendations made over the period covered by this SAC activity report – whose Action Plans are concluded or in progress – were surrounded by satisfactory mitigation procedures, aiming to minimize any risks of internal controls that could impact the financial statements for the fiscal year ended on 12/31/2023.

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Conclusions and recommendation to the Board of Directors

During the year of 2023, the members of the Statutory Audit Committee, bearing in mind the attributions and limitations inherent to the scope of their performance, considering all the analyzes, studies and debates carried out during the meetings and the monitoring and supervision work carried out, previously here described in summary form, concluded that:

(i) the internal control processes for the production of financial reports were effective and the actions to prevent and combat fraud and corruption were adequate;

(ii) the Independent Audit was effective and no occurrence was reported that could compromise its independence;

(iii) the management and monitoring of the main risk factors was managed by Management;

(iv) transactions with related parties evaluated and monitored in the period complied with Petrobras' Policy on Transactions with Related Parties and provided evidence regarding the existence of strictly commutative conditions, transparency, equity, interest of the Company and adequate and timely disclosure; and

(v) the parameters on which the actuarial calculations were based, as well as the result of the benefit plans maintained by the Petrobras Social Security Foundation are reasonable and in line with the best market practices.

The year of 2023 was a very productive period for Petrobras' Statutory Audit Committee, with emphasis on the activities of monitoring the quality of financial statements, internal controls, compliance and risk management, in order to ensure balance, the transparency and integrity of the financial information published for investors.

In this context, as a result of all the monitoring and supervision work carried out by the Committee, SAC declares that no significant divergence situation has been identified between Management, KPMG's Independent Auditors and the Statutory Audit Committee itself in relation to the financial statements for the year ended December 31, 2023, with all relevant facts adequately disclosed in the audited Financial Statements for ended December 31, 2023.

Rio de Janeiro, March 6th, 2024.

____________________________________

Francisco Petros

Chairman of the Statutory Audit Committee

Financial and corporate accounting specialist

____________________________________

Eugênio Tiago Chagas Cordeiro e Teixeira

Member of the Statutory Audit Committee

____________________________________

Fábio Veras de Souza

Member of the Statutory Audit Committee

____________________________________

Newton de Araujo Lopes

Member of the Statutory Audit Committee

Financial and corporate accounting specialist

Annex 1 – List of SAC meetings (period from 03/01/2023 to 03/06/2024)

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PETROBRAS

PETR B3 LISTED N2 | PBR LISTED NYSE | PBRA LISTED NYSE | XPBRA | XPBR

MINISTÉRIO DE MINAS E ENERGIA

GOVERNO FEDERAL BRASIL UNIÃO E RECONSTRUÇÃO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 08, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer